Exhibit C-5

©Her Majesty the Queen in Right of Canada (2020)

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or any part there of shall be addressed to the Department of Finance Canada.

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Cat No.: F2-277/2020E-PDF

ISSN: 978-0-660-35439-2

Economic and Fiscal Snapshot 2020	3

INTRODUCTION

In 2020, the COVID-19 pandemic has had an unprecedented impact on the health and economic well-being of people around the world.

A sudden worldwide wave of lockdown measures, based on the guidance of public health officials, were put in place to contain the virus and save lives. In Canada, the first case of COVID-19 was confirmed in late January. On March 11, the World Health Organization declared the global outbreak of COVID-19 a pandemic. Globally, over 11 million cases of COVID-19 have since been reported. In Canada, the virus has resulted in just over 100,000 reported cases. Public health measures to combat the spread of COVID-19 across the country are flattening the curve and slowing the spread of new cases.

The toll of COVID-19 on the global economy is expected to be the largest and most sudden contraction since the Great Depression. Global supply chains have been disrupted, trade has slowed and a huge share of economic activity was halted during lockdowns.

Here at home, public health measures meant that schools closed, businesses shut their doors and Canadians stayed home. The economic impacts of COVID-19 were compounded by the shock to commodity prices in the early spring. Millions of Canadians lost their jobs and businesses faced uncertainty like never before.

The COVID-19 crisis is the challenge of our generation. The Government of Canada is fulfilling its role to stabilize the economy and has responded with rapid and broad-based emergency support measures aimed at protecting the health of Canadians and providing a safety net to support families, workers and businesses across the country. The decisive and substantial support provided by the government helped prevent further damage to the economy by replacing lost income and avoiding even higher unemployment.

Economic and Fiscal Snapshot 2020	5

This is both important in the short-term for preventing a larger drop in economic activity than would have otherwise been the case, as well as the long-term, for avoiding prolonged social and economic costs from delayed rehiring and reduced consumption. For example, the Canada Emergency Wage Subsidy has been able to support about 3 million workers at risk of layoff, while the Canada Emergency Response Benefit has helped protect families in need. These programs have helped keep money in the pockets of Canadians so they can pay for housing, groceries and medicine, while also helping businesses stay in place as Canadians get through this together.

It was evident from the very start that the smartest economic policy was to put public health first. Governments, at every level, worked together in a decisive and coordinated way, implementing restrictions and lockdowns to reduce the transmission of the virus. Canadians have been doing their part to follow the public health guidance, helping flatten the curve of new infections to a level that is now allowing for some reopening of economies. Thanks to the combined efforts of Canadians, businesses, the Bank of Canada, and governments, Canada has managed the economic elements of this crisis well, avoiding worse outcomes experienced by other countries.

“The policy response has been rapid and substantial. Canada has taken many measures to head off macroeconomic destabilization, bolster demand and support households and businesses. . . Increased transfers to households and businesses and reduced tax bills, along with monetary and liquidity support, will limit the depth of economic downturn.”

—OECD Economic Outlook,

Volume 2020 Issue 1

6	Introduction

Through Canada’s COVID-19 Economic Response Plan (the Plan), the government has delivered a robust and comprehensive economic response equivalent to nearly 14 per cent of Canada’s GDP. In this time of unprecedented need, the government is leading the way in providing support and making sure Canadians have the help they need.

Canadian businesses have participated in a mass reorganization of industry the likes of which Canada has not seen since the Second World War. This mobilization has helped to jumpstart scientific research on vaccines and treatments, and spur the domestic production of personal protective equipment, sanitizer and other vital equipment and services needed in the fight against COVID-19.

The federal government took on debt to reduce the amount Canadians had to take on. Canada entered this crisis on strong footing, with a net debt-to-GDP ratio considerably lower than its G7 peers. Paired with historically low borrowing costs, the Government of Canada has the necessary fiscal firepower to be there for all Canadians and to pave the way for a prudent long-term recovery.

Economic and Fiscal Snapshot 2020	7

Safe Restart: Protecting the Health of Canadians

Canada has used its strong fiscal position to put in place the largest economic aid package in generations. The government has deployed its fiscal firepower to counter the impacts of this crisis through responsible and sustainable investments. With considerably low levels of debt, Canada has the room to borrow and support the Canadian economy. In fact, even with Canada’s increased borrowing needs due to the COVID-19 response, public debt charges are expected to fall in 2020-21. Compared to the Economic and Fiscal Update tabled in December, the government projects to save more than $4 billion in debt charges this year thanks to record low interest rates even as borrowing has increased substantially in order to fight COVID-19. Relative to the overall economy, public debt charges are projected to fall below 1 per cent of GDP in 2020-21.

Canada is adjusting its debt management strategy to lock in these rates by issuing more longer-term debt, such as 10-year and 30-year bonds (see Annex 3). The government is taking advantage of the robust market demand for Government of Canada bonds to ensure that much of Canada’s outstanding debt is less vulnerable to interest rate increases, which will maintain Canada’s debt sustainability for generations to come, securing a stronger economic future for all Canadians.

Until a vaccine or effective treatment for COVID-19 is found, the pace and trajectory of economic recovery will largely depend on Canada’s prolonged ability to contain the spread of the virus and limit resurgence. Protecting the health of Canadians must remain the first priority for our country and our economy. The public and the private sectors, federal, provincial and territorial governments, and all Canadians must continue to work together to contain the virus and restore confidence.

“Extreme economic and financial stress has been met with an exceptional policy response. The severity of the current shocks has demanded a bold policy response. A complementary set of fiscal, monetary and financial policy measures has been put in place to help offset lost income, boost access to credit and lower debt service costs.”

—Bank of Canada, April

Monetary Policy Report

8	Introduction

At the start of this crisis in March, the government provided immediate unconditional health transfers to provinces and territories to help Canada’s world-class health systems better combat this virus. In addition to direct support measures, Canada launched rapid procurement of hundreds of millions of pieces of personal protective equipment, while also contracting with Canadian companies to supply masks, gowns and more. Finally, the government has made major investments in medical research and vaccine development. Recently, the federal government began working intensively and collaboratively with provinces and territories to develop a national plan for a safe restart, to ensure Canada’s economic recovery will be safe, robust and long-lasting. The Government of Canada will continue to support the work being done to fight this virus.

Canada’s four most populous provinces—Alberta, British Columbia, Ontario, and Quebec—have seen the most cases of COVID-19. Quebec and Ontario account for 87 per cent of cases overall, with many outbreaks occurring in long-term facilities. The brave women and men of the Canadian Armed Forces stepped in to care for residents at some facilities. COVID-19 has laid bare many of the social and economic vulnerabilities and inequalities across Canadian society, with the disproportionate impacts in communities where Canadians experience overcrowding, lower incomes and health disparities. Different regions are at different stages of containing the virus, but all must remain vigilant to help prevent further outbreaks and minimize further social and economic impacts.

As provinces and territories slowly begin restarting economies, the federal government will continue to lead the way in providing support so that all orders of government can deliver the critical health and social services needed to allow Canadians to safely return to work. This includes increased testing and tracing capacity, providing guaranteed sick leave to deal with COVID-19, securing personal protective equipment, ensuring access to child care, protecting the vulnerable including Canadians in long-term care, supporting people experiencing mental health and problematic substance use challenges, and making sure that municipalities, which deliver many essential services Canadians rely on, have the support they need.

Economic and Fiscal Snapshot 2020	9

The government will also continue to work in partnership with Indigenous communities to ensure they have access to necessary supports. Much is still uncertain about how this virus will progress and all orders of government need to be prepared for the possibility of further outbreaks.

The actions and investments of governments, across Canada, to date have helped us get this far. But the road towards recovery remains long and uncertain. Today, and in the months to come, Canada’s economic health depends on its public health.

Building a Bridge for Canadians

The federal government’s plan is about building a bridge for Canadians, so as to position the Canadian economy to recover strongly. In a global pandemic and economic downturn, if the government didn’t step in, families would have had to take on more debt or lose what they have worked their entire lives to achieve.

For millions of Canadians, actions taken to contain the virus have meant lost jobs, lost hours and lost wages.

Restoring the jobs that Canadians rely on is a real challenge—one that requires us to work together. The Canada Emergency Wage Subsidy is helping employers keep and rehire millions of Canadians and providing them with certainty about where the next paycheque is coming from. By keeping Canadians attached to their employers, the government has given Canadians more confidence in their futures, ensured they can keep their benefits, and will better position Canada for economic recovery. Businesses, non-profits, and registered charities have received support, enabling them to continue working during this bridging period with the employees they have trained, supported, and worked alongside for years.

The government also created the Canada Emergency Response Benefit (CERB) to provide $500 a week to Canadians who have stopped working or whose work hours have been reduced because of COVID-19, so they could pay for groceries, rent, and medication. The CERB and other supports have worked to effectively replace lost labour income while the economy was in lockdown to help contain the virus.

This pandemic has amplified existing inequalities. Vulnerable groups are experiencing some of the most significant health, social and economic impacts. For instance, women, racialized Canadians, young people, parents without access to child care services, seniors, LGBTQ2 individuals, people with disabilities and those living on low-income have experienced the most drastic effect. These disproportionate impacts can be seen through job losses, the sharp reduction in hours worked, over-representation in frontline work, the additional burden of unpaid care work, and restricted access to community services and supports (see Annex 1, GBA+ Summary).

To support some of the most vulnerable populations, the government is providing special one-time payments to individuals eligible under existing programs—the Goods and Services Tax Credit, the Canada Child Benefit, Old Age Security with its Guaranteed Income Supplement and the Disability Tax Credit. The government also suspended student debt payments to help support those who just entered the labour force and are the most susceptible to losing their job in a time of crisis. Additionally, the government has invested in shelters, food banks, and community organizations, to ensure that Canadians get the support they need—this includes support for those fleeing gender-based violence.

Indigenous peoples across the country have also felt the impacts of the pandemic and the government is working with First Nations, Inuit, and Métis Nation leaders to provide direct support to their communities. Indigenous communities have been successful in preventing, controlling and stopping the spread of the virus in their communities. The Government of Canada is making investments to build on innovative community-led solutions and support public health, social and economic responses in Indigenous communities. But there is always more to do.

10	Introduction

From the outset, it was clear that businesses of all sizes and across all sectors would need liquidity support. That’s why the government has made tailored programs so that businesses can get the bridge financing they need. For example, over 688,000 small businesses have received interest-free loans through the Canada Emergency Business Account.

The government will continue to ensure the Plan is working as intended—filling the gaps, supporting Canada’s most vulnerable and leaving no one behind. The government will make the necessary investments to protect the health of Canadians and support the workers that have built a strong Canada.

We’re all in this together.

“Our message to Canadians is clear: to every worker and business, in every province and territory, we have your back and we will get through this together.”

—The Rt. Hon. Justin Trudeau,

Prime Minister of Canada

Economic and Fiscal Snapshot 2020	11

Chapter 1

OVERVIEW OF CANADA’S COVID-19 ECONOMIC RESPONSE PLAN

A Responsive Plan

Through Canada’s COVID-19 Economic Response Plan (the Plan), the government has taken strong, immediate, and effective action to protect Canadians from the impacts of the pandemic. Canada entered this crisis with a strong balance sheet, the lowest net debt-to-GDP ratio in the G7, and historically low borrowing rates, giving the government the ability to respond to the immediate needs of Canadians with decisive action and protect the Canadian economy from the unprecedented nature of the COVID-19 pandemic.

The first priority of the Plan is to protect the health and safety of Canadians by supporting efforts to contain the virus and help Canada’s public health and health care systems prepare for the pandemic.

On the advice of public health officials, jurisdictions across Canada took measures to protect the health and safety of Canadians through physical distancing, temporary restrictions on non-essential businesses and school closures. These measures had a significant impact on the daily lives of Canadians and their families and led to job losses and reduced employment income. The economic downturn is having a disproportionate impact on some segments of the population. The Plan was designed to provide support to those who need it the most.

The Plan is supporting workplaces of all sizes across sectors, protecting jobs from coast to coast to coast and helping Canadians return to work. It is also providing direct support to Canadians so that if they are not able to work they can keep a roof over their heads, put food on the table and pay their bills during this difficult period.

Through this Plan, the government has committed:

✓	Over $212 billion in direct support to Canadians and businesses;

✓	$85 billion in tax and customs duty payment deferrals to meet liquidity needs of businesses and households;

✓

$5.8 billion in support for coordinated federal, provincial and territorial action to strengthen critical health care systems, purchase personal protective equipment and supplies and support critical medical research and vaccine developments; and,

✓	Approximately $14 billion to support provinces and territories in the safe reopening of the country’s economies over the next 6 – 8 months.

The government has also made $600 billion in liquidity support accessible to help ensure that businesses could continue to access credit and to promote well-functioning provincial funding markets. Liquidity support has been delivered in coordination with the Bank of Canada, the Office of the Superintendent of Financial Institutions (OSFI), the Canada Mortgage and Housing Corporation (CMHC) and commercial lenders.

The government continues to take the necessary steps to implement the Plan and ensure timely access to the income support and credit relief that Canadians and businesses of all sizes across this country need to manage the pressures they are facing as a result of COVID-19.

The measures introduced in the Plan, combined with over $65.6 billion in direct support and liquidity measures from provinces and territories, will ensure that the Canadian economy is well-positioned to recover when the crisis subsides.

Overview of Canada’s Covid-19 Economic Response Plan	13

Table 1.1

Canada’s COVID-19 Economic Response – Federal, Provincial and Territorial Support Summary

	Federal	Provincial and Territorial	Total
Impact ($ billions)[1]
Direct[2]	231.9	24.1	256.0
Tax, Customs Duty payment and Fee Deferrals	85.0	38.2	123.2
Liquidity[3]	86.5	3.3	89.8
Total	403.4	65.6	469.0
Share of Spending (per cent)
Direct	91	9	100
Tax, Customs Duty payment and Fee Deferrals	69	31	100
Liquidity	96	4	100
Total	86	14	100

Notes:

1

Sources: Provincial and territorial government announcements; Department of Finance calculations. As of July 3, 2020. For federal totals, the data reflects the total impact which differs from fiscal cost on an accrual basis – see Annex 2 for additional details. Totals may not add due to rounding.

2

Direct federal measures include a series of supports for the health sector and safety of Canadians to be comparable with the provincial-territorial measure categorization. It also includes the approximately $14 billion announced by the government to support provinces and territories in the safe reopening of the country’s economies over the next 6 – 8 months.

3

Federal liquidity measures include the Business Credit Availability Program (BCAP) and credit and liquidity support for the agricultural sector. For comparison purposes, this does not include other credit and liquidity support measures ($600 billion) made available by the federal government in coordination with the Bank of Canada, OSFI, CMHC and commercial lenders. Provincial support includes credits and other deferrals.

A Decisive and Rapid Response

Recognizing the acute impact of the pandemic on Canadians, the government’s approach was to rapidly move forward with support measures and to tailor them once the main elements were in place. The priority was getting support out to Canadians as quickly as possible, and the government did so through a mix of existing systems and the rapid design and delivery of brand new programs.

The Plan is focussed on three broad areas of support:

Health Care System and Safety of Canadians	Support to Individuals	Support to Businesses
• Includes provinces and territories, industry and research organizations, international partners and Canadians abroad	• Includes workers, students, families, seniors, and vulnerable groups	• Includes small, medium and large enterprises, and hard-hit sectors

14	Chapter 1

Protecting the Health of Canadians

Since the beginning of March, the government has made a number of key investments to help provinces and territories ensure that hospitals, clinics, and public health agencies across the country are able to respond to the critical health needs of Canadians caused by COVID-19 and to limit the spread of the virus in Canada.

Canada reacted quickly to reduce the risk of cases being imported from abroad, announcing on March 16 the closure of its non-U.S. international borders to non-residents and announcing on March 20, the closure of its border with the United States.

Canada also took timely action with respect to testing and investing in a health response early on. Screening for COVID-19 was implemented widely and at a greater rate per capita than other countries at the outset of the outbreak. Currently, Canada continues to have a high testing rate internationally. Canada also announced investments of $275 million on March 11, 2020 to fund COVID-19 research and development to give Canada a head start in dealing with the outbreak.

Preparing our Public Health Care Systems

Canada took early and significant actions to support the capacity of health care systems across the country. On March 11, 2020, the Prime Minister also announced $500 million for provinces and territories to support critical health care systems, as well as access to testing, acquisition of equipment, and to enhance surveillance and monitoring.

In addition, on May 3, 2020, the government announced $240.5 million to develop, expand, and launch virtual care and mental health tools to support Canadians. Working with provinces, territories, and stakeholders, this investment will be used to create digital platforms and applications, improve access to virtual mental health supports, and expand capacity to deliver health care virtually, including projects to reach vulnerable Canadians. These supports ensure Canadians can continue to access health care, while reducing the possibility of their exposure to COVID-19.

Procuring Personal Protective Equipment

The federal government is working to ensure that Canada and all its provinces and territories have access to personal protective equipment (PPE) and are prepared for the months and years ahead. As the demand for PPE goes up around the world, Canada is keeping up. From the outset of this crisis, Canada’s strategy has been to aggressively procure PPE in a highly competitive global marketplace and to diversify its supply chains, especially by engaging domestic suppliers. Canada will remain vigilant in procuring vital supplies to keep our doctors, nurses and frontline health care workers well-equipped and keep all Canadians safe in the months and years ahead.

The Government of Canada is investing $2 billion to support diagnostic testing and to purchase ventilators and personal protective equipment, including for bulk purchases with provinces and territories. Personal protective equipment includes things like masks and face shields, gowns, and hand sanitizer.

Investing in Made-in-Canada Personal Protective Equipment

On March 20, 2020, the Government of Canada sent a call to action to Canadian businesses and manufacturers to help deliver critical health supplies in order to help Canada fight the COVID-19 pandemic. Since then, over 6,000 Canadian companies, organizations and individuals have stepped up to offer their expertise and capacity.

This includes efforts from companies to re-tool their facilities and double their production capacity, to collect and donate existing supplies and equipment, and to combine resources to manufacture needed supplies more quickly.

Overview of Canada’s Covid-19 Economic Response Plan	15

Supporting Medical Research and Vaccine Development

Researchers and scientists in Canada and around the world are working hard to better understand the virus and its impacts on people and communities. Through this Plan, the government has committed nearly $1.4 billion to support COVID-19 medical research and vaccine development. This funding is enabling researchers and the private sector to accelerate the development, testing and implementation of medical, social and policy countermeasures to limit the rapid spread of COVID-19.

Of this support, $792 million will be provided through the Strategic Innovation Fund and the remaining funding will be directed to a number of research and development organizations, including: the Canadian Institutes of Health Research, the Vaccine and Infectious Disease Organization-International Vaccine Centre, the National Research Council’s Human Health Therapeutics Royalmount facility, the Canadian Immunization Research Network and the Canadian COVID-19 Genomics Network.

Canada has also established a COVID-19 Immunity Task Force to track the spread of the virus and estimate potential immunity in Canadian populations.

Leveraging Canadian Expertise

$46 million will be directed to support the University of Saskatchewan’s Vaccine and Infectious Disease Organization—International Vaccine Centre (VIDO-InterVac), one of the largest and most advanced infectious disease research facilities in the world.

With this funding, VIDO-InterVac will be able to strengthen its existing expertise in coronavirus research, help research and develop a vaccine for COVID-19, and expand its bio-manufacturing capacity to support clinical trials.

Protecting Jobs

Protecting Canadian jobs has been a priority throughout the COVID-19 pandemic. Even as businesses have slowed down in accordance with public health guidance, finding solutions to preserve the connection between employees and employers is critical to Canada’s continued economic resilience.

The government has provided support for businesses of all sizes, across sectors, from coast to coast to coast. The Business Credit Availability Program (BCAP) is ensuring workplaces can get the liquidity support they need to maintain operations and keep employees on. Support through each of Canada’s six Regional Development Agencies is ensuring businesses in all communities, including in rural communities, get access to the support they need to protect jobs and weather this storm.

Through a variety of programs, tailored to the varying needs of Canada’s diverse economy, the federal government is making sure that businesses can get flexible support, so that Canada’s economy is stable and so that Canadians’ jobs are protected.

Wage Top-Up for Essential Workers

While public health authorities asked Canadians to stay home, millions of brave workers risked their health to provide Canadians with essential care and services. Every day they went to work so that our families could stay safe and healthy. The Government of Canada believed that they deserved a raise.

The government has worked with provinces and territories on cost-shared wage top-ups for essential workers, providing up to $3 billion for this program. Each province and territory is determining which workers are eligible for support and how much they will receive. This much-needed and much-deserved support is there for workers in essential service sectors such as health, food, water, transportation, safety and others who are keeping Canada strong and healthy during this difficult time.

16	Chapter 1

Canada Emergency Wage Subsidy (CEWS)

To help keep Canadians employed and support businesses, the government introduced the Canada Emergency Wage Subsidy—a wage subsidy of 75 per cent for qualifying employers, up to $847 per week per employee, beginning March 15, 2020.

CEWS gives employers financial support so they can keep or re-hire their workers. To date, CEWS has made sure millions of Canadian workers are still getting paycheques from their employer and are ready to be back at work as soon as public health measures allow.

By protecting the employee-employer relationship, this program also ensures supply chains are able to rebound from the crisis in a strong position.

Employers of all sizes and across all sectors of the economy are eligible, with certain exceptions. When first launched, the program was intended to last 12 weeks, beginning March 15. To receive the subsidy, eligible employers had to have seen a drop of at least 15 per cent of their revenue in March 2020 or 30 per cent in April or May.

Taking into consideration the comments of key business and labour organizations during April and early May, the government announced on May 15, 2020 a proposal to extend the CEWS by an additional 12 weeks to August 29, 2020.

The government consulted with businesses, labour representatives, not-for-profit organizations and registered charities as well as individual Canadians on potential adjustments to the CEWS that would maximize employment and reflect the needs of employers.

As economies reopen and business activity resumes, the government will soon announce changes to the CEWS to stimulate rehiring, provide support to businesses during reopening and help them adapt to the new normal. In anticipation of this forthcoming announcement, the government has set aside additional funding as part of the 2020 Economic and Fiscal Snapshot.

Supporting Individuals and Families

In March, the government announced $5.5 billion in financial support for low- and modest-income Canadians through a special top-up payment under the Goods and Services Tax (GST) Credit. This support was delivered in April to over 12 million individuals and families, giving, on average, single adults almost $400 more, and couples almost $600 more.

In May, to help families with children cope with the added pressures of COVID-19, the government delivered almost $2 billion in additional support through a special one-time $300 top-up of the Canada Child Benefit (CCB) for each child. In the vast majority of cases, the increased CCB directly benefitted mothers, including single mothers who represent about 85 per cent of single-parent families receiving the benefit. The increased CCB was particularly helpful for low-and modest-income families, with about one-quarter of the additional support provided to families with net incomes under $30,000.

Overview of Canada’s Covid-19 Economic Response Plan	17

A Middle Income Family of Four

Nathan and Emily live with their two young children.

•  Nathan is a self-employed barber who makes an annual income of approximately $34,000. When the lockdown began, he was unable to provide services to any of his clients due to the closure of the barbershop where he works, leaving him with no income for the month of April.

¡   Nathan was able to access the Canada Emergency Response Benefit (CERB) and received $2,000 a month during April and May which represents just over 70 per cent of his regular monthly income before taxes. As a result of the expanded eligibility rules announced in April, Nathan was also able to take on a small contract (less than $1,000) mid-May providing haircare tutorials online without affecting his CERB eligibility. Should he require it, Nathan will be able to access the CERB up to a maximum of 24 weeks. Nathan was also able to take advantage of the GST/HST deferral, which provided much-needed cash-flow relief during the initial months of the crisis.

•  Emily is the manager of a local restaurant and she had an annual salary of $60,000. She was furloughed when the restaurant was forced to fully close on March 15 due to COVID-19 health and safety restrictions and was able to return to work at the end of May now that certain public health restrictions in her community have been lifted.

¡   Emily has been able to receive paycheques thanks to the CEWS program, receiving the maximum of $847 per week. Her salary was funded while she was furloughed and continues to be funded now that she is an active employee through the CEWS. Emily’s employer may continue to be able to access the CEWS until August 29, 2020. Her Canada Student Loan repayments were also deferred beginning March 30, until September 30, which represents savings of, on average, $160 per month.

In addition to the CERB and CEWS income support, Nathan and Emily received a $600 top-up in their CCB payment for May to help support their family’s needs. Combined, these measures provided Nathan and Emily up to $20,152* in financial support between March 15-July 4 to help them through this difficult time.

18	Chapter 1

A Low Income Family of Four

Luc and Jada are a young couple with two young children.

•  In mid-March, Luc was laid off by his employer in the construction industry where he was receiving a salary of $700 per week. He was not eligible for Employment Insurance (EI).

¡   After applying in early April, Luc started to receive income support of $2,000 monthly through the Canada Emergency Response Benefit (CERB). In early May, he received notice from his former employer that his position was being re-instated as of May 11, as the company claimed the Canada Emergency Wage Subsidy (CEWS) to help cover the cost of his salary. The CEWS will subsidize 75 per cent of Luc’s wages upon his return to work.

•  Jada is currently a part-time student in the third year of her Bachelor of Commerce program.

¡   During the summer, Jada works part time for a seasonal gift shop to help pay for her tuition and the family’s day-to-day expenses. She was told that the shop would not be opening until later this summer and she is now worried that she may not be able to afford classes in the fall. Changes to the Canada Student Loans Program will help ensure Jada is able to return to school in the fall, since she will receive additional financial assistance, including up to $7,440 in non-repayable grants, which she can use to cover her expenses in September. Further, to help with managing the family’s bills this summer, Jada will be eligible to receive the Canada Emergency Student Benefit, which provides her with $2,000 per month, for any month she is unable to find work between May and August 2020.

The family also received a special GST Credit Top-up payment of $886 in April and their May CCB payment was boosted by $600. These supports provided Luc and Jada up to $13,686* between March 15 – July 4 to help them support their family’s needs and up to $7,440 in non-repayable student financial assistance will be available to help with Jada’s tuition in the Fall.

*Taxes on these amounts are not reflected.

Supporting Seniors

The pandemic has been especially difficult for Canadian seniors—they face the most significant health risks from COVID-19 and have been isolated from family and loved ones in order to reduce their risk of exposure. They are also facing financial vulnerabilities as volatile markets affect their retirement savings. Seniors may have to remain isolated for longer than others and may also face additional expenses, such as delivery service fees. The government has introduced a range of measures to support seniors.

•

Providing one-time tax-free payments of $300 for seniors eligible for the Old Age Security (OAS) pension, and an additional $200 for seniors eligible for the Guaranteed Income Supplement (GIS), for a total of $500 for those eligible to receive both OAS and GIS. Of the 6.7 million seniors eligible for OAS, 54 per cent are women, while women comprise close to 60 per cent of those eligible for GIS. Service Canada plans to make the payments the week of July 6.

•

Reducing required minimum withdrawals from Registered Retirement Income Funds (RRIFs) by 25 per cent for 2020, in recognition of volatile market conditions and their impacts on seniors’ retirement savings.

•

Expanding the New Horizons for Seniors Program with new funding of $20 million in 2020-21 to support organizations that offer community-based projects that reduce isolation, improve the quality of life of seniors and help them maintain a social support network. Additionally, a $9 million contribution from 2019-2020 funding was provided through the United Way to local organizations to support immediate essential services to seniors affected by COVID-19.

•

Temporarily extending GIS and Allowance payments if seniors’ 2019 income information has not been assessed. This will ensure that the most vulnerable seniors continue to receive their benefits when they need them the most.

Overview of Canada’s Covid-19 Economic Response Plan	19

•

Providing a one-time special top-up payment through the Goods and Services Tax (GST) Credit in April. More than 4 million seniors benefitted from this measure; eligible seniors received an average of $375 if they were single and $510 for couples.

A Single Low-Income Senior

Laurence is a seventy-year-old single senior. She receives a CPP retirement pension as well as income from a workplace pension, besides OAS and GIS benefits as well as the GST Credit.

•  In April, Laurence received $443 from the special GST Credit top-up payment, the maximum amount for a single adult with no dependent children.

•  Laurence is taking precautions to avoid exposure to the virus and is isolating. She was able to join phone-based get-togethers with friends thanks to the efforts of a local seniors support group. Another community group has arranged to deliver her groceries a couple of times. The government has provided a $9-million contribution to the United Way, and is providing additional new funding of $20 million to the New Horizons for Seniors program this year, to further support such activities.

•  In the week of July 6, Laurence will be receiving $500 from the one-time payment for seniors eligible for OAS and GIS ($300 in respect of OAS and another $200 in respect of GIS).

Taken together, the special GST Credit Top-up payment and the one-time payment for seniors eligible for OAS and GIS will provide Laurence $943 in financial support.

Supporting Vulnerable Canadians

COVID-19 is having disproportionate health, social and economic impacts on vulnerable populations. The government has introduced a series of measures to ensure that vulnerable Canadians have access to the supports they need. These include, for example:

•	$157.5 million for community partners to address the shelter and safety needs of people experiencing homelessness, with funding used to help manage or prevent an outbreak in the shelter system.

•

$50 million for over 500 women’s shelters and sexual assault centres, to help address the immediate needs of women and children fleeing gender-based violence in cases where home isn’t a safe place. This includes $10 million for the existing network of 46 emergency shelters on First Nations reserves and in the Yukon to support Indigenous women and children fleeing violence.

•	$7.5 million for Kids Help Phone to address the emotional and mental health needs of children and youth resulting from the COVID-19 pandemic,

•

$100 million to support food banks, and other organizations providing emergency hunger relief, that are facing increased demand for their services. One in three Canadian who are not at work because of COVID-19-related closures are going hungry, according to a May report from Statistics Canada. This funding will be used to purchase food and other basic necessities.

•

$350 million in 2020-21 to establish an Emergency Community Support Fund to support charities and non-profits that deliver essential services to serve vulnerable people. 772 projects have been funded as of June 9, 2020.

To respond to the significant challenges that Canadians with disabilities are facing because of COVID-19, as they work to access essential services and care and provide for their families, the government is stepping up to make sure they have the support they need to make it through this crisis.

•

Providing funding of $556.7 million for a one-time, tax-free payment for Canadians with a valid Disability Tax Credit (DTC) certificate as of June 1, 2020. The payment will be $600 for such Canadians, and it will be adjusted to take into account the amount received under the special one-time payment for seniors eligible for OAS and GIS.

20	Chapter 1

•

Providing new funding of $15 million for the creation of a National Workplace Accessibility Stream of the Opportunities Fund for Persons with Disabilities to help Canadians with disabilities and their employers to improve workplace accessibility and access to jobs.

•

Students with disabilities are also benefiting from an extra $750 per month under the Canada Emergency Student Benefit ($2,000 per month instead of $1,250) and doubling of the Canada Student Grants for Students with Permanent Disabilities.

Supporting Indigenous Communities

COVID-19 has further highlighted many existing challenges facing Indigenous peoples, particularly, those who live in remote areas. Indigenous communities are incredibly resilient and have implemented innovative solutions to prevent the spread and manage the impact of COVID-19.

The government has introduced a number of measures to build on community-led solutions and support an immediate public health, social and economic response in Indigenous communities, investing over $1.4 billion so far:

•	$380 million for specific distinctions-based support for Indigenous communities, with dedicated funding for urban and off-reserve Indigenous organizations.

•	$270 million for the on-reserve Income Assistance Program to address increased demand and help individuals and families meet their essential living expenses.

•

$29 million (2020-21 and 2021-22) to help build and operate 10 shelters in First Nations communities on reserve across the country, and two shelters in the territories, to support Indigenous women and children experiencing and fleeing violence.

•	$285.1 million to enhance public health measures in Indigenous communities.

•	$75.2 million to increase existing distinctions-based support for First Nations, Inuit, and Métis Nation students pursuing post-secondary education.

•	$306.8 million to support Indigenous businesses, as well as for operating expenses and liquidity pressures of Aboriginal Financial Institutions.

•

$133 million to help Indigenous communities support their local businesses and economies, including support for community-owned Indigenous businesses and Indigenous businesses operating in the tourism sector.

•	$17 million to provide interest payment relief for First Nations with existing loans under the First Nations Finance Authority.

Additional information on how the Plan addresses a number of the disproportionate impacts of the pandemic on various groups of people within Canada can be found in the Gender-Based Analysis Plus (GBA+) Summary of the Plan below as well as in Annex 1 of this report.

Overview of Canada’s Covid-19 Economic Response Plan	21

Delivering Immediate Income Support

Through the Plan, the government has sought to provide generous income support to those most affected by the crisis, while simultaneously creating incentives for safe participation in the labour market.

In the months that followed the introduction of the Government’s first response measures, Canadians have been able to access the income support they need and are less anxious about their financial situation than they expected to be at this time (Chart 1.1).

According to a recent survey by the Angus-Reid Institute, 30 per cent of those surveyed in March initially expressed concern over their ability to pay rent or their mortgage. In May, the data showed that this concern had not materialized for the vast majority of Canadians, with 6 per cent having been unable to pay these monthly bills during this period. Further, Canadians expressed increased confidence about an economic recovery, with households feeling relatively confident about their own personal finances.

This massive effort to help support households has helped to stabilize the Canadian economy when it was needed most and helped to protect the most vulnerable from the immediate effects of an unprecedented economic crisis.

22	Chapter 1

Canada Emergency Response Benefit (CERB)

From the beginning of the crisis, the government recognized that an unprecedented number of Canadians were going to need income support. Unlike many other countries, Canada proactively established new programs to ensure that people who needed it could get simple and timely access to income supports to help cover their essentials.

In mid-March, record levels of Employment Insurance (EI) claims were made. It was clear that the EI system could not handle this sudden surge in volume. There were also hundreds of thousands of Canadians, including contract and self-employed workers, who were not eligible for EI.

The government immediately recognized the urgency of providing financial support to millions of vulnerable Canadian families and created a new benefit, the Canada Emergency Response Benefit (CERB). The CERB has provided payments of $2,000 per month to millions of individuals.

The program was originally designed to provide 16 weeks of support but as economies slowly and safely restart, many Canadians still face challenges. To ensure Canadians continue to have the help they need as they transition back to work, the government has extended the CERB for up to a total of 24 weeks. As announced by the Prime Minister on June 16, the government will monitor international best practices, the economy, and the progression of the virus and, if needed, make necessary changes to the program later this summer so people can have the help they need while supporting the recovery.

Figure 1.1

Canada Emergency Response Benefit (CERB) Take-Up

In aggregate terms, CERB payments made from mid-March to May have largely replaced all the employment income lost by Canadians during the pandemic (Chart 1.2). For lower-income and vulnerable Canadians, who were especially hard-hit by the crisis, this support has been critical in helping them afford essentials like rent, groceries and medicine.

Overview of Canada’s Covid-19 Economic Response Plan	23

Not all groups have been equally affected by the economic crisis (Chart 1.3). Women have experienced more layoffs and a larger reduction in hours worked, with fewer able to get back to work as the economy began to recover in May. Low-wage workers, youth and very recent immigrants bore the brunt of employment losses in March and April. Moreover, working parents have also been hard hit by the downturn, with the working hours of mothers of young kids falling proportionally more than other mothers, reinforcing the important role of child care in helping Canadians return to work when jobs become available.

24	Chapter 1

For some groups, including youth and very recent immigrants, employment has shown very little recovery in May. These results reflect the staggered approach to re-opening the economy and employment patterns across groups. Certain sectors like manufacturing and construction work, which account for a greater proportion of men employed, have seen employment rebounding, while other sectors like accommodation and food services, which employs a large number of women and immigrants, are still slowed down because of public health measures and low levels of demand. Addressing these very real gaps in employment as they evolve remains a priority for the government. Although our data does not yet fully capture the unique experiences of racialized Canadians, we recognize that racialized people, including Black Canadians, are more likely to work frontline jobs, have lower incomes, have health disparities, and experience systemic discrimination, which compound economic hardships related to the pandemic.

Canada Emergency Student Benefit (CESB)

Post-secondary students and recent graduates are also feeling the impacts of the pandemic. They are at a critical stage of life, needing income at the end of the school year to help with living expenses or save for next semester’s tuition, but are facing a challenge finding work due to COVID-19. Additionally, women are already facing increased unemployment during COVID-19 and may make up more of the student population that is ineligible for CERB, as around 60 per cent of all post-secondary students in Canada are women. Further, students are highly likely to be below the age of 29, and are less likely to have the financial security to weather a period of unemployment.

To support students and new grads who do not qualify for the CERB or EI, and who are unable to find employment or unable to work because of COVID-19, the government created the Canada Emergency Student Benefit (CESB). The CESB, available for four months (from May to August 2020), was designed to address the unique labour market challenges of students and support them as they work towards their goals.

Figure 1.2

Canada Emergency Student Benefit (CESB) Take-Up

Additionally, 165,008 applications have been received for the enhanced benefit amount, which provides an additional $750 per month on top of the $1,250 base benefit amount to eligible students with dependants or a disability.

According to a crowdsourcing survey conducted by Statistics Canada from April 19 to May 1, 2020, prior to the announcement of the CESB, 73 per cent of continuing post-secondary students were very or extremely concerned about using up their savings and 61 per cent were very or extremely concerned about increased student debt. After the announcement, these shares declined to 61 per cent and 47 per cent, respectively.

Overview of Canada’s Covid-19 Economic Response Plan	25

Low Income Student (Post-Secondary)

Anna is a 20-year-old student who recently completed her second year of full-time studies.

Last year, Anna worked full-time during the summer, earning minimum wage ($2,400 per month), in order to cover her living expenses while living away from home and to save for the upcoming school year. Due to the economic impacts of the COVID-19 health emergency, Anna did not find a full-time job this summer, leaving her unable to pay for immediate expenses such as rent and food, while also putting in jeopardy her ability to continue her studies in the fall. Anna is not eligible for Employment Insurance (EI) or for the Canada Emergency Response Benefit (CERB), since she was not employed when the health emergency began.

•  To provide much needed support over the summer, Anna will receive the Canada Emergency Student Benefit (CESB), which will provide her with $1,250 per month from May through August 2020.

•  While receiving the CESB and continuing to look for work, Anna decided to volunteer in a service position with a local community organization to support the broader COVID-19 response. Anna’s contribution will be recognized through the Canada Student Service Grant, which will provide up to $5,000 towards her post-secondary education costs in the fall.

•  To further ensure that Anna is financially able to return to campus in September, changes to the Canada Student Loans Program will mean Anna will receive up to $6,000 in non-repayable financial assistance, support that Anna can use to cover tuition, books and living expenses.

•  In April, Anna received a special GST Credit top-up payment of $290 to help her cover immediate expenses.

•  Anna will receive $1,250 for each month she is unable to find work, from May to August 2020, for a maximum of $5,290 in income support. She is also eligible for up to $11,000 in non-repayable grants to cover her post-secondary education costs in the fall.

Building a Bridge for Businesses

The Plan has been focused on creating bridge financing for businesses of all sizes, and helping them deal with their fixed costs during this crisis, so they can remain solvent and keep Canadians employed. Supports for businesses have been tailored by firm size and relative access to other sources of financing. They are designed to provide a continuum of financing support across the economy to make sure that, no matter where Canadians work, the government is providing support.

Figure 1.3

Range of Business Segments Considered for Financing Support1

The goal of the Plan is to help businesses access the credit they need to weather the current crisis and so they can be there for their employees and Canadians when this passes. Business financing supports are intended to be comprehensive, fair and temporary. They have been timely and sequenced, with the required speed and flexibility at the small business level. For larger firms, a more commercial approach was developed to meet their financing needs, as these firms tend to have more potential sources of financing.

26	Chapter 1

Support for Small and Medium-sized Enterprises

Revenues <$1M-$50M

• Income Tax, Sales Tax and Customs Duty Payment Deferrals

• Business Credit Availability Program

¡  Canada Emergency Business Account

¡  Small to Medium-sized Enterprise Loan and Guarantee Program

• Canada Emergency Commercial Rent Assistance for Small Businesses

• Additional support via Regional Development Agencies, Community Futures Program, and the National Research Council, Industrial Research Assistance Program

• Indigenous and Northern Business Supports

• Women Entrepreneurship Strategy Funding

• Fish Harvester Grant

• Enhancements to the Work-Sharing Program

From the start, the government was focused on providing support to small businesses in the fastest way possible. 98 per cent of all employers in Canada are small businesses. They provide good local jobs and are often at the heart of their communities. These businesses often have comparatively more limited access to capital and financing than larger firms. Small businesses also often have a limited capacity to service additional debt and need targeted support to manage fixed costs. The Plan provides targeted support to small businesses, helping them bridge through this challenging economic period.

Figure 1.4

Key Supports for Small and Medium-Sized Businesses

Overview of Canada’s Covid-19 Economic Response Plan	27

Measures for small businesses have been designed to provide timely support for those struggling to manage fixed costs, such as salaries and rent. Under the Plan, small businesses affected by COVID-19 are able to benefit from the Canada Emergency Commercial Rent Assistance (CECRA), which, in partnership with the provinces and territories, provides forgivable loans to qualifying commercial property owners to reduce the rent owed by eligible small businesses by 75 per cent. This, in addition to the CEWS, will offer significant relief to small businesses struggling to manage their monthly fixed costs.

As of July 3, CMHC, the CECRA program administrator, has approved applications representing over 29,000 small businesses with over 209,000 employees, and total requested funding of over $221 million. In addition to thousands of applications from property owners in progress or being processed, CMHC is working closely with large property owners to complete applications to provide rent support to a further 25,000 small businesses. CECRA funding to date has been provided to a broad cross-section of Canadian small businesses in all provinces and territories, including restaurants, retail stores, medical and dental clinics, hair and nail salons, gyms and dance studios, and many more. To provide further support as hard hit businesses begin to re-open, the Government has since announced that CECRA will be extended a further month, covering July rent.

Local, Family-owned Restaurant

Sammy owns a family-run restaurant that his parents opened when they immigrated to Canada.

•  In March, to comply with emergency measures, Sammy was forced to temporarily close the restaurant, and layoff the restaurant’s employees with no pay. Sammy’s restaurant never offered take-out or delivery, but, on April 19, Sammy decided to offer these services to the community, and was able to hire back four of his staff, each with a salary of $750 per week. Despite his efforts, Sammy experienced an average revenue decline of more than 70 per cent from April to June compared to the corresponding periods in 2019.

•  Sammy was very concerned about how to pay his $5,000 in rent. In late March, Sammy approached his property owner, Mary, about the possibility of reducing his monthly rent. While Mary was very sympathetic, and concerned about her ability to preserve her future rental revenue should Sammy lose his business, she was only able to defer a portion of Sammy’s rent given her own expenses to maintain the commercial property.

•  Sammy and Mary were able to access the CECRA. Mary obtained a forgivable loan from CMHC in the amount of $7,500, equal to 50 per cent of Sammy’s gross monthly rent for April, May and June, and is considering applying for the one-month extension to provide Sammy with a bridge to relaunch his business as the economy re-opens. Sammy and Mary equitably shared the remaining 50 per cent of Sammy’s monthly rent, reducing Sammy’s rental obligations to a more manageable $1,250 per month for the corresponding period.

•  Sammy was able to access the CEWS which provides a subsidy of 75 per cent of an employee’s salary to help him pay for his labour costs. For the months of April to early June, he received a total of $15,750 in CEWS support to pay his four employees.

•  Sammy was also able to access the Canada Emergency Business Account, an interest-free, partially forgivable loan of up to $40,000 to help pay non-deferrable operating expenses for his business, including the rent and payroll expenses remaining after receiving CECRA and CEWS. Through his financial institution, Sammy could also apply for the SME Loan and Guarantee Program under the Business Credit Available Program should he need additional financing.

•  In addition, Sammy has the flexibility to defer any payment of income tax amounts that become owing until after August 31, 2020, and was able to defer remittance of collected GST/HST and customs duties until June 30.

28	Chapter 1

Small businesses also have access to the Canada Emergency Business Account (CEBA), which is part of the Plan’s Business Credit Availability Program (BCAP). The CEBA provides interest-free, partially forgivable loans of up to $40,000 and is offered through financial institutions, such as banks and credit unions, in cooperation with Export Development Canada. This approach uses existing relationships between businesses and their financial institutions and enables support to be provided broadly and rapidly. As of July 3, 688,000 applicants have been approved for CEBA for a total of $27.41 billion in cumulative funds disbursed, including $7 billion which is forgivable if the loan is paid back before December 31, 2022 (Chart 1.4). Over 65 per cent of the businesses eligible based on the payroll criteria have benefited from the program based on the initial set of eligibility criteria through early June.

Through the BCAP, small to medium-sized businesses can also access a wider range of credit and liquidity support, up to $12.5 million through the Small and Medium Enterprise co-lending program and a further loan of up to $6.25 million under the BCAP Guarantee program. As of July 3, 148 guarantees have been confirmed for a total loan value of over $303.59 million. Based on the experience with similar products made available during the 2008-2009 financial crisis, uptake of these programs is expected to grow steadily over time.

Overview of Canada’s Covid-19 Economic Response Plan	29

A Small Manufacturing Company

Ali owns a small manufacturing corporation in Markham, Ontario that fabricates auto parts. 75 per cent of its output is exported. The company employs 25 full time employees, each earning an average monthly salary of $4,250. They have had a few large orders suspended, resulting in a 35 per cent revenue drop.

The company was able to access the CEWS for wage subsidies of $79,688/month, for a total benefit of $239,063 for the period of March 15 to June 6, 2020 to maintain its workforce of 25 employees. It can defer any payment of income tax amounts that become owing until after August 31, 2020, giving the business more financial flexibility to address immediate needs. The company was also able to defer payments of GST/HST, as well as customs duty payments on imports, until June 30.

Ali was also able to access the Canada Emergency Business Account, an interest-free, partially forgivable loan of up to $40,000 to help pay non-deferrable operating expenses for his business, including the rent and payroll expenses.

Ali can also speak to his bank about existing business credit products and specific opportunities for relief. If his needs exceed the level of support Ali’s bank is able to provide, the bank could utilize the BCAP SME Loan and Guarantee Program that may offer up to $18.75 million of additional credit for the company.

Support for Mid-market to Large Enterprises

Revenues $50-$300M+	• Income Tax, Sales Tax and Customs Duty Payment Deferrals
• Sector Supports (e.g., Transportation, Agriculture, Energy, Culture, Heritage and Sport, Fish and Seafood Processing)
• Financial sector liquidity and market functioning facilities
• Business Credit Availability Program (BCAP)
• Mid-market Guarantee and Financing Program (BCAP)
• Large Employer Emergency Financing Facility
• Enhancements to the Work-Sharing Program

Millions of Canadians are employed by mid-market and large businesses. The government recognizes that firms of all sizes need access to support to weather the COVID-19 pandemic and to recover. Access to financing has become more challenging for companies of all sizes, including larger companies, because the duration of the economic disruption caused by COVID-19 is uncertain and future demand for goods and services is difficult to predict. Companies that would be financially viable after the crisis may not be able to maintain operations until then without additional credit support.

The BCAP is providing support tailored for mid-market businesses across the economy with larger financing needs. These companies tend to have annual revenues of between $50 million and $300 million. Support for these businesses will include loans of up to $60 million per company and guarantees of up to $80 million.

Larger companies are regionally or nationally important and key suppliers of goods and services in supply chains. Access to financing supports ensures larger companies can pay the salaries of millions of Canadians these businesses employ, and support the suppliers who rely on their business.

30	Chapter 1

The Plan offers support for Canada’s largest employers to help protect the jobs of millions of Canadians. The Large Employer Emergency Financing Facility (LEEFF) offers bridge financing to Canada’s largest employers, whose needs during the pandemic are not being met through conventional financing. To qualify for LEEFF, eligible enterprises must be seeking financing of $60 million or more; have significant operations or workforce in Canada; and not be involved in active insolvency proceedings. Companies that have been convicted of tax evasion are not eligible to apply to LEEFF. Companies that receive LEEFF funding are required to publish an annual climate-related financial disclosure report, consistent with the Financial Stability Board’s Task Force on Climate-related Disclosures, and provide information on how they are contributing to achieving Canada’s commitments under the Paris Agreement and goal of net-zero by 2050. Companies are also required to meet obligations under existing pension plans and collective bargaining agreements.

Market Liquidity and Credit Support

From the outset, the government moved quickly to support market liquidity to help ensure that businesses could continue to access credit and promote well-functioning provincial funding markets. In cooperation with the Bank of Canada, the Office of the Superintendent of Financial Institutions (OSFI), the Canada Mortgage and Housing Corporation (CMHC) and commercial lenders, the government made over $600 billion in liquidity support accessible.

For example, the Bank implemented facilities to support key financial markets and financial institution liquidity so that they could continue to serve businesses and households and support liquid and well-functioning provincial funding markets. OSFI lowered the Domestic Stability Buffer to increase the lending capacity of Canada’s large banks and support the supply of up to $300 billion in additional lending into the economy. The government also announced that CMHC would purchase up to $150 billion in insured mortgage pools to provide long-term stable funding to banks and mortgage lenders, help facilitate continued lending to Canadian consumers and businesses, and add liquidity to Canada’s mortgage market.

Regional Support

This economic crisis has affected all regions of Canada, but each in its own way. For some regions, the impact has been severe.

The government’s Regional Relief and Recovery Fund is providing $962 million, through Canada’s six Regional Development Agencies, to support affected businesses that are key to regional and local economies, including in rural communities. These businesses provide good local jobs and support the families and communities they serve. These could be manufacturing, technology, or tourism companies, for example, that need help recovering from the pandemic but don’t qualify for other supports.

Fish harvesters have faced pressures as lockdown measures have combined with lowered demand. The government is making available $469.4 million in grants and income support to support the workers that help feed Canadians families.

In energy-producing regions of the country, Canadians are facing the compounded challenge of the COVID-19 economic crisis and the shock to oil prices. The government is providing $1.72 billion to the governments of Alberta, Saskatchewan, and British Columbia and to the Alberta Orphan Well Association, to clean up orphan and inactive oil and gas wells. This will help keep Canada’s environment clean and maintain approximately 5,300 jobs in Alberta alone. In addition, the $750 million Emissions Reduction Fund will provide conventional and offshore oil and gas companies with repayable contributions to support their investments to reduce greenhouse gas emissions and conduct research and development. This will be particularly helpful to the offshore oil and gas sector, which is primarily located in Newfoundland and Labrador, and which will receive up to $75 million of this support.

Overview of Canada’s Covid-19 Economic Response Plan	31

Looking forward to the months, years, and decades to come, Canada’s economy must become more resilient. Canada must continue to diversify and build an economy that is stable, healthy, and equitable, in every region of the country.

Working Together with Provinces and Territories

From the beginning, this has been a Team Canada effort. Federal, provincial, territorial, and municipal governments have come together to protect Canadians, fight this disease, and stabilize Canada’s economy.

At the federal level there have been a myriad of supports to help provincial and territorial governments through this economic crisis. The Bank of Canada introduced the Provincial Money Market Purchase Program, to support the liquidity and efficiency of provincial funding markets. To supplement this program, the Bank also created the Provincial Bond Purchase Program, helping maintain well-functioning provincial funding markets as governments seek significant funding for their emergency measures to support businesses and households. Combined, these measures have provided $12.4 billion in support.

Furthermore, the federal government’s income support measures for Canadians —which have effectively replaced all lost labour income in aggregate terms— are also providing significant support to provinces and territories by helping to protect their income tax and sales tax revenue bases. Income tax represents around 35 per cent of provinces’ own-source revenues, and sales tax, for jurisdictions that have it, represents about 20 per cent—both of which have been partially buttressed by federal supports.

As the Canadian economy begins to safely restart, the government will continue to consult with public health officials and work closely with provincial and territorial governments to protect the health of Canadians during this uncertain time. Safely restarting economic activity will require a gradual and phased approach, guided primarily by health and safety considerations, and requiring continued close collaboration and coordination across all levels of government.

On April 28, the federal and provincial and territorial governments announced a set of common principles for restarting the Canadian economy. These principles will shape how Canada will move forward over the weeks and months ahead. The government will continue to monitor the state of the economy and take action as necessary to protect Canadians and the economy.

Restarting the Canadian economy is a complex process. The government is committed to working with provinces and territories to ensure the appropriate supports are in place for all Canadians. As announced by the Prime Minister on June 5, the government will invest approximately $14 billion to support provinces and territories in the safe reopening of the country’s economies over the next six to eight months.

“Our priority is keeping all Canadians safe, while getting back to normal as much as we can. That’s why First Ministers have worked on a set of shared principles to gradually restart the economy, based on science and evidence-based decision-making. Together, we will continue to work collaboratively to keep Canadians safe and healthy, and protect our economy.”

—The Rt. Hon. Justin Trudeau,

Prime Minister of Canada

32	Chapter 1

A World-class Response

Countries around the world have taken swift and significant actions to address the economic consequences of the COVID-19 pandemic. According to the International Monetary Fund, policy support announced by G20 countries since the beginning of March, on average, already exceeds the fiscal stimulus provided in the three years that followed the 2008-2009 global financial crisis.

Economic response plans across countries have generally focused on supporting health care systems, protecting the incomes of workers and their families, and easing cash-flow constraints on businesses through tax and fee deferrals and measures to boost credit and liquidity. Additional monetary and financial stability actions have also been taken.

Canada’s strong fiscal position going into the pandemic has allowed the government to implement an ambitious economic response plan by international standards. Direct fiscal support measures alone represented over 10 per cent of Canada’s GDP, relative to 6.7 per cent on average for G7 countries, with the bulk of support directed at individuals and households. In comparison, the U.S. plan also devotes a large share of direct support to individuals and households but to a lesser extent than Canada.

Beyond its total size, which is among the most significant in the G7 and the G20, Canada’s plan is also among the most comprehensive, covering a broader range of measures than most plans announced in peer countries. Canada is notably one of the few countries that has announced both a national program to provide commercial rent assistance for small businesses and forgivable credit to SMEs. The range of support to households through Canada’s support measures also compares favorably through this crisis. For example, the Canada Emergency Wage Subsidy aims to help Canadian employers keep their employees (both active and furloughed) on the payroll. This is in addition to enhanced unemployment benefits provided to Canadians and a broad range of targeted supports for students, seniors and other vulnerable groups.

Overview of Canada’s Covid-19 Economic Response Plan	33

An International Effort

The government recognizes the importance of working with its international partners to address the health and economic impacts of the COVID-19 pandemic.

Canada has been working closely with its partners in the G7, the G20, international financial institutions such as the International Monetary Fund and the World Bank, the World Trade Organization and other international organizations, to support global economic stability. This collective work has been aimed at coordinating research efforts; sharing data and intelligence on strategies to delay the spread of the virus; addressing disruptions to international supply chains; and designing and implementing financial assistance to help those in most vulnerable countries.

In particular, together with its G7 and G20 partners, Canada designed and endorsed the G20 Action Plan—Supporting the Global Economy Through the COVID-19 Pandemic. Through this plan, G20 and Paris Club members will suspend bilateral debt services payments on official debt for the poorest countries.

Canada continues to collaborate closely with its international partners to implement these commitments. Canada has also joined trading partners at the World Trade Organization, and in other forums, in calling for open and predictable global trade to maintain the flow of essential goods such as medical supplies and food.

On May 4, Canada joined other global leaders to launch the Coronavirus Global Response to help researchers and innovators develop solutions to test, treat, protect people and prevent the further spread of COVID-19. During this pledging event, the Government of Canada highlighted investments of over $850 million to support the US$8 billion fundraising target of this initiative. Canada’s support includes funding for vaccine development, mobilizing Canadian researchers’ and life sciences companies’ research and development of medical countermeasures, and contributing diagnostic support to more than 20 partner countries.

34	Chapter 1

In addition, on May 12, the Minister of International Development announced $600 million to Gavi, the Vaccine Alliance to contribute to ensuring regular routine immunizations for hundreds of millions of children around the world and reduce the burden of infectious diseases.

On May 28, the Prime Minister co-convened the High-Level Event on Financing for Development in the Era of COVID-19 and Beyond, with the UN Secretary-General and Prime Minister of Jamaica, to look at areas of action to mobilize the financing needed for COVID-19 response and recovery.

On June 27, the Government committed $120 million in support of the activities of the Access to COVID-19 Tools Accelerator—with $20 million of that total for the Coalition for Epidemic Preparedness Innovations. Canada will also invest an additional $180 million to address the immediate humanitarian and development impacts of this crisis, helping communities in developing countries mitigate and address the challenges they are facing right now.

Next Steps

As economies continue to safely reopen and lockdown measures are lifted, everyone must strictly follow virus containment measures to prevent further outbreaks. Nevertheless, the potential for a second wave looms and the experiences of other jurisdictions show the likely possibility of further outbreaks occurring. It is critical that the right measures are in place to ensure the health of Canadians is protected.

The government is committed to working with provinces and territories to ensure the appropriate supports are in place for all Canadians. As announced by the Prime Minister on June 5, the government will invest approximately $14 billion to support provinces and territories to:

•	scale their capacity to conduct testing and contact tracing;

•	build health care system capacity and strengthen infection prevention and control measures;

•	address immediate needs and gaps in the support and protection of people experiencing mental health and problematic substance use challenges;

•	address immediate needs and gaps in supportive care (including long-term care and home care) and provide health and social supports for other vulnerable groups;

•	ensure health care and essential workers have access to personal protective equipment;

•	ensure a safe and adapted supply of child care for returning workers as the economy re-opens;

•	ensure Canadians have up to 10 days of paid sick leave should they contract or show symptoms of COVID-19; and,

•	provide municipalities with the support they need to address the increased costs associated with COVID-19.

These investments will ensure that provinces and territories not only have the assistance they need to support the reopening of their economies and help people return to their day to day lives, but it also ensures they are prepared for the possibility of a future resurgence of the virus.

Beyond this, the government will continue to take actions to improve both the economy and Canadians’ quality of life. The COVID-19 crisis has significantly affected all aspects of Canadians’ lives—from their health to their livelihoods. It is also clear that this crisis has disproportionately affected vulnerable communities and underscored systemic barriers faced by Indigenous and racialized communities in Canada. It is now critically important that Canada pursue inclusive growth and continue to support Canada’s most vulnerable.

Traditional economic measurements such as Gross Domestic Product (GDP) alone do not give a full picture of Canadians’ quality of life, and the pandemic has further exposed this fact. The government is working on incorporating quality of life measurements into decision-making, including in the development and implementation of Canada’s COVID-19 Economic Response Plan.

Overview of Canada’s Covid-19 Economic Response Plan	35

The Plan has prioritized these factors working as quickly as possible to help as many Canadians as possible—from seniors to students, to families with children and low-income frontline workers, to Indigenous communities. The government will continue to take action to protect vulnerable citizens so they do not fall through the cracks, while supporting a strong economy, promoting sustainability, and reducing inequality and poverty.

This is an opportunity for Canada to build back better through investments in a strong, inclusive and green recovery, which supports new opportunities for workers in every region of this country. Looking to the future, the government must not only think of the months ahead, but the years and decades to come. The government is committed to ensuring that no Canadian is left behind as it works to create a more sustainable and resilient economy in the wake of the pandemic, and for the generations to come.

36	Chapter 1

GBA+ Summary of Canada’s COVID-19 Economic Response Plan

GBA+ Impacts of COVID-19

While COVID-19 and related public health measures have affected all Canadians in one way or another, the type, severity and extent of the impacts of COVID-19 vary considerably across social and demographic characteristics.

Leveraging the themes of the Gender Results Framework, this section briefly discusses the impacts of COVID-19 on diverse groups of Canadians. The Plan was designed to respond to these impacts, and relevant measures are highlighted after each pillar.

Although this analysis sheds some light on the impacts of COVID-19 across varying social, demographic, and economic categories, the government recognizes that this analysis is limited by the availability of data, especially for certain identity factors such as race, sexual orientation and disability. It is clear that there is more work to do to ensure that disaggregated data are collected and to ensure that all of our policy measures are analyzed and implemented from an intersectional lens.

Note on Terminology

In this section, the term “visible minorities” is used because it is the official demographic category defined by the Employment Equity Act and used by Statistics Canada in their surveys, which facilitates longitudinal comparisons.

Education and Skills Development Equal opportunities and diversified paths in education and skills development	Gender Results Framework

Key Indicators of the Impact of COVID-19

•   Of over 100,000 post-secondary students participating in a crowdsourcing survey from April 19 to May 1, 92 per cent had some or all of their courses moved online, 35 per cent had a work placement cancelled or delayed, and 26 per cent had some of their courses postponed or cancelled. Among post-secondary students expecting to graduate in 2020, 17 per cent would not be able to complete their credential as planned, compared to 8 per cent for continuing students. Differences between men and women were minimal at only a couple of percentage points.

•   Prior to the announcement of the Canada Emergency Student Benefit, 73 per cent of post-secondary students participating in a crowdsourcing survey were very or extremely concerned about using up their savings and 61 per cent were very or extremely concerned about increased student debt. After the announcement, these shares declined to 61 per cent and 47 per cent, respectively. Women participants were more likely to report being concerned than men before the announcement, but subsequently less likely than men to report being concerned after the announcement.

Note on Methodology

Although crowdsourcing surveys are key in obtaining timely information about important issues, such as the extent to which COVID-19 is affecting the lives and well-being of different groups of Canadians, readers should note that unlike other surveys conducted by Statistics Canada, the lack of probability-based sampling means that the findings are not representative and cannot be applied to the overall Canadian population. In particular, some groups of Canadians may be over-represented, while other groups may be under-represented.

•   61 per cent of continuing students in doctoral programs who took the crowdsourcing survey were very or extremely concerned about a lack of research funding. There was no difference between men and women.

Overview of Canada’s Covid-19 Economic Response Plan	37

•   Among the 28 per cent of post-secondary student participants in the crowdsourcing survey who planned to continue working at the job they held at the beginning of March, over half had lost their job or been laid off two months later and a further quarter were still working, but working fewer hours. Women were more likely to have lost their job or been laid off, while men were more likely to be working, but working fewer hours.

•   Of the 18 per cent of post-secondary students in the crowdsourcing survey who had a job with a confirmed start date at the beginning of March, over 7 in 10 had lost their job or had their start date delayed two months later. Although men and women were similarly likely to report having a confirmed start date for a job, women were more likely to report having lost their job or having had their start date delayed.

•   Although only 1 per cent of households with children did not have Internet access at home in 2018, households in the lowest income quartile were 21 times more likely to not have access than households in the highest income quartile. Nearly one-quarter of households in the lowest income quartile reported using only mobile devices for accessing the Internet, three times higher than the share for households in the highest income quartile. Rural households also have difficulty accessing the Internet. In 2017, only 37 per cent of rural households had access to high-speed Internet (50/10 speeds), which is necessary to take full advantage of the opportunities offered by the modern Internet. This compares to 97 per cent of urban homes. In Indigenous communities, only about 24 per cent of households had 50/10 speeds.

Government Response To Date

•   Canada Emergency Student Benefit for students who are not receiving the Canada Emergency Response Benefit and are unable to find work due to COVID-19.

•   Canada Student Service Grant of up to $5,000 towards students’ fall education.

•   Changes to the Canada Student Loans Program and Canada Summer Jobs.

•   Supporting student researchers and post- doctoral fellows through extensions to research scholarships and fellowships and supplements to research grants.

•   Removing work restrictions for international students under certain conditions.

•   $75.2 million in distinctions-based support to Indigenous post-secondary students.

•   149,500 jobs, placements, and other training opportunities to help students find employment.

•   Covering up to 75 per cent of costs for eligible wages and research activities at university and health research institutes.

Economic Participation and Prosperity Equal and full participation in the economy	Gender Results Framework

Key Indicators of the Impact of COVID-19

•   Between February and April, 5.5 million Canadians were affected by COVID-19 by either job loss or reduced hours. In May, employment rose by 290,000, while the number of people who worked less than half their usual hours dropped by 292,000.

•   In April, the labour underutilization rate—which includes the unemployed; those who were not in the labour force who wanted a job but did not look for one; and those who were employed but worked less than half of their usual hours—was 37 per cent, up from 12 per cent in February. In May, it declined slightly to 35 per cent. Although both men and women had a labour underutilization rate of 12 per cent in February, by April, men’s labour underutilization rate was 35 per cent, compared to 39 per cent for women, with each dropping by 2 percentage points in May.

38	Chapter 1

•   Employment losses between February and May were largest in accommodation and food services (44 per cent) and information, culture and recreation (22 per cent). Other industries with notable losses include wholesale and retail trade (15 per cent), manufacturing (10 per cent) and construction (10 per cent). Agriculture saw employment gains of 6 per cent.

•   Reflecting industrial segregation between women and men, women accounted for a disproportionate share of job losses in March, while in April, declines were larger among men. Cumulative employment losses from February to April were thus evenly split between women (17 per cent) and men (15 per cent). However, in May, employment increased more than twice as fast among men than among women, reducing total cumulative employment losses to 13 per cent for men and 16 per cent for women. This is consistent with the more rapid increase in goods-producing industries, which account for a greater proportion of men’s employment than women’s employment.

•   Labour market impacts in March and April were more strongly felt among low-wage workers and youth, who were particularly hard hit by job losses. In May, low-wage workers saw some encouraging rebounds in employment. Although employment among youth increased by 2 per cent in May, this only slightly reduced the cumulative employment losses.

•   Employment among very recent immigrants (five years or less) fell more sharply from February to April than it did for those born in Canada. In addition, there was no rebound in employment in May for very recent immigrants, while employment among those born in Canada rose by 5 per cent. Among recent immigrants, the decline was larger among women than men.

•   Urban and off-reserve Indigenous peoples and non-Indigenous Canadians have experienced similar cumulative job losses through COVID-19 (11 per cent and 12 per cent, respectively).

•   In a crowdsourcing survey in late-May and early-June, 47 per cent of persons identifying as West Asian, 42 per cent of persons identifying as Filipino, 40 per cent of persons identifying as Korean, and 40 per cent of persons identifying as Southeast Asian reported experiencing a job loss or reduced work hours, compared to 34 per cent of persons identifying as White.

•   Women are also leading the charge as frontline workers in many settings, including in hospitals and long-term care homes, although this comes with a greater risk of contracting COVID-19. For example, in 2019, women comprised 91 per cent of registered nurses, 92 per cent of nurse practitioners, and 91 per cent of licensed practical nurses.

•   Immigrants are also over-represented in certain health care professions. In 2016, more than one-third of nurse aides, orderlies and patient service associates were immigrants (86 per cent of which were women) compared to one-quarter of all other occupations. They were also more likely to identify as a visible minority (34 per cent) than workers in other occupations (21 per cent), with Black and Filipino women especially over-represented.

•   Closures of schools and child care services during COVID-19 increased the amount of unpaid work in the home which is disproportionately carried out by women. There is evidence that this has greatly affected employed women’s job performance for those teleworking as well as unemployed women’s ability to return to work or find work, especially when child care is unavailable.

•   In May, 18 per cent of core-aged women with children under 18 years worked less than half their usual hours, compared with 14 per cent of men. While both of these shares are much higher than normal, the fact that women are more likely to be absent from work than men is a long-standing trend reflecting women’s greater share of unpaid care work. This trend has not changed during the COVID-19 period.

•   Between February and April, employment losses were larger among men with children under 6 years than for women (10 per cent versus 8 per cent), while rebounds in May were larger for men than for women (5 per cent versus 2 per cent). Cumulative employment losses from February to May for women and men with children under 6 years were 6 per cent and 5 per cent, respectively. For men and women with children aged 6-12 years, an age group that still requires significant supervision, cumulative employment losses between February and April were 4 per cent and 8 per cent, respectively.

Overview of Canada’s Covid-19 Economic Response Plan	39

•   In 2019, Canada’s telework capacity—the share of jobs that could plausibly be performed from home under normal circumstances—stood at 39 per cent. Men’s telework capacity (32 per cent) was lower than women’s (46 per cent). Part of this difference is explained by the fact that men and women often work in different jobs. For example, jobs in agriculture and construction—where men are over-represented—cannot be performed from home. Financially vulnerable workers, including youth, persons with a high school diploma or less, and low-income families, had the lowest telework capacities.

•   In May, about 1 in 10 Canadian workers thought that they might lose their job or main source of self-employment income in the next four weeks. Low-income workers were the most likely to feel insecure, while there was little difference between women and men or across age groups.

Government Response To Date

•  Canada Emergency Response Benefit for those who have stopped working due to COVID-19.

•  Enhancements to the Work-Sharing Program to help employers and employees avoid layoffs.

•  Supporting the safe and sufficient supply of child care for parents returning to work—as part of the approximately $14 billion to support provinces and territories in the safe reopening of the country’s economies.

•  Covering 75 per cent of an employee’s wages up to $847 per week for eligible employers through the Canada Emergency Wage Subsidy.

•  Provided the 10% Temporary Wage Subsidy for small businesses from March to June.

•  Up to $3 billion in federal support to increase the wages of essential workers.

Leadership and Democratic Participation Gender equality in leadership roles and at all levels of decision-making	Gender Results Framework

Key Indicators of the Impact of COVID-19

•   Canadians trust their public health leaders. In a recent survey, 74 per cent of crowdsourcing participants expressed high levels of trust in provincial or territorial and federal health authorities and 65 per cent expressed high levels of trust in their municipal health authorities. Participants with a university degree were more likely to express high levels of trust in public health authorities than participants with a non-university post-secondary credential or with a high school education or less.

•   COVID-19 has brought many women leaders in medicine and public health into the spotlight. Dr. Theresa Tam, Canada’s Chief Public Health Officer is a woman, as are 6 of the 13 provincial and territorial chief medical officers.

•   According to a crowdsourcing survey, as of April, businesses majority-owned by women and other under-represented groups—including Indigenous persons, visible minorities, immigrants, or persons with disabilities—were more likely to report being highly affected by lower demand for their products or services, cancellation of services, uncertain accounts payable, an inability to have staff physically on-site, staff absences and reduced productivity due to remote work, reflecting that businesses majority-owned by men and women are not equally distributed across industries.

•   In the same April crowdsourcing survey, among businesses that pay rent, businesses majority-owned by women, visible minorities and immigrants were more likely to report having had their rent payments deferred. Businesses majority-owned by Indigenous persons and persons with disabilities were more likely to report having requested credit from a financial institution.

40	Chapter 1

Government Response To Date

•  $15 million to the Women Entrepreneurship Strategy to support women entrepreneurs facing hardship due to COVID-19.

•  Up to $306.8 million in funding to help small and medium-sized Indigenous businesses and to support Aboriginal Financial Institutions.

•  75 per cent or more rent reduction for small business tenants through the Canada Emergency Commercial Rent Assistance.

•  $287 million to support rural businesses and communities by providing access to capital through the Community Futures Network.

•  $20.1 million for Futurpreneur Canada to continue supporting young entrepreneurs facing challenges due to COVID-19.

•  Credit and liquidity support through the Canada Emergency Business Account and Business Credit Availability Programs to help cover operating costs.

•  $133.0 million to help Indigenous communities support their local economies, including help for small and community-owned Indigenous businesses.

Gender-Based Violence and Access to Justice Eliminating gender-based violence and harassment, and promoting security of the person and access to justice	Gender Results Framework

Key Indicators of the Impact of COVID-19

•   In May, 11 per cent of respondents to a crowdsourcing survey felt that the level of crime in their neighbourhood had increased since the start of the pandemic. Indigenous (17 per cent) and visible minority (14 per cent) respondents were more likely to feel crime had increased.

•   Combined with job losses and financial stresses, self-isolation of victims with their abusers has created conditions that could lead to a rise in intimate partner violence and child maltreatment. For example, consultations between the Department for Women and Gender Equality and frontline organizations, provinces and territories and Members of Parliament after the start of COVID-19 found a 20 to 30 per cent increase in rates of gender-based violence and domestic violence in some regions of the country.

•   In a crowdsourcing survey from late-April to early-May, 1.7 per cent of women and 1.3 per cent of men expressed that they were very or extremely concerned about violence in the home. Percentages for immigrant women (3.4 per cent), Indigenous women (4.3 per cent), and visible minority women (5.8 per cent) were more than twice those of non-immigrant, non-Indigenous, and non-visible minority women.

•   In May, according to data from a crowdsourcing survey, men were more likely than women to report walking alone after dark and to report feeling very safe walking alone after dark in their neighbourhood since the start of the pandemic. This is consistent with reported feelings before the pandemic. Visible minorities and Indigenous persons were more likely to report that they feel unsafe walking alone after dark than their counterparts. Prior to the pandemic, this was true for visible minorities, while there was no difference between Indigenous and non-Indigenous persons.

•   7 per cent of respondents to a crowdsourcing survey felt that harassment or attacks based on race, ethnicity, or skin colour had increased in their neighbourhood since the pandemic. Differences between men and women were minimal. Young respondents (11 per cent), non-binary respondents (22 per cent), and visible minority respondents (18 per cent), especially Chinese respondents (30 per cent), were significantly more likely to report increases in race-based incidents.

•   11 per cent of women and 8 per cent of men responding to a crowdsourcing survey reported having contacted a victims’ service for a reason related to crime since the start of the pandemic. Young women were especially likely to report contact or use of a victims’ service.

Overview of Canada’s Covid-19 Economic Response Plan	41

Government Response To Date

•  $50 million to existing women’s shelters and sexual assault centres to help with their capacity to manage or prevent an outbreak in their facilities, including $10 million for Indigenous communities.

•  $350 million to establish an Emergency Community Support Fund to support vulnerable Canadians through charities and non-profit organizations that deliver essential services.

•  $29 million over two years to begin to build 12 new shelters in Indigenous communities and support their operational costs, and engage on how to help protect and support Métis women, girls, and LGBTQ2 people experiencing and fleeing violence.

•  $157.5 million through the Reaching Home initiative to support people experiencing homelessness during the COVID-19 outbreak.

Poverty Reduction, Health and Well-Being Reduced poverty and improved health outcomes	Gender Results Framework

Key Indicators of the Impact of COVID-19

•   Women were disproportionately likely to be diagnosed with COVID-19. A similar number of women and men were admitted to the hospital. Men were more likely to be admitted to the ICU after hospitalization and women with COVID-19 were slightly more likely to die, partly reflecting the older average age of the women diagnosed.

•   Seniors, as well as Canadians with underlying health conditions, are most at risk of developing severe complications that require hospitalization.

•   Early evidence from certain municipalities suggests that visible minorities are over-represented among COVID-19 cases. For example, Medical Officer of Health for Ottawa Public Health, Dr. Vera Etches, states that since May 8, 66 per cent of the 144 confirmed cases in Ottawa have been from racialized groups.

•   In May 2020, 48 per cent of Canadians reported excellent or very good mental health, fewer than in 2018 (68 per cent). In addition, over the course of the pandemic, Canadians’ mental health has worsened. Almost 1 in 5 Canadians reported symptoms consistent with moderate or severe anxiety—women and youth were more likely to report symptoms than their counterparts.

•   In a crowdsourcing survey in late-April and early-May, 60 per cent of Indigenous participants reported that their mental health was somewhat worse or much worse since the start of physical distancing, compared to 52 per cent of non-Indigenous participants. Indigenous women noted these impacts more than Indigenous men. 51 per cent of visible minorities and 52 per cent of non-visible minorities reported that their mental health was somewhat worse or much worse.

•   59 per cent of Canadians reported spending more time watching television and 69 per cent spending more time on the Internet since the start of COVID-19. In addition, 35 per cent reported eating more unhealthy foods and 26 per cent reported playing more video games. The share reporting unhealthy food consumption has increased since the start of the pandemic.

•   At the same time, 37 per cent of Canadians communicated with friends and family, 12 per cent meditated, 57 per cent exercised outdoors, 40 per cent exercised indoors, and 23 per cent changed food choices.

•   In 2016, about 1 in 4 Canadians would have been financially vulnerable to an economic lockdown, meaning without government transfers or borrowing, they would not have had enough liquid assets and other private sources of income to keep them out of low income during a two-month work stoppage. Lone mothers, recent immigrants, urban and off-reserve Indigenous people and families where the main income earner has little education were highly vulnerable financially.

•   As of June 24, over 743,000 mortgage deferrals or skip a payments had been provided through 13 banks, equivalent to about 15 per cent of the number mortgages in portfolios, and more than 450,000 credit card deferral requests were in process or completed by 8 banks.

42	Chapter 1

•   In early May, almost 1 in 7 Canadians (15 per cent) reported that they lived in a household where there was food insecurity in the past 30 days, significantly higher than the 12-month experiences reported for 2017-18 when 11 per cent of households were food insecure. Households with children were more likely to be food insecure than households without children.

•   COVID-19 has had a major or a moderate impact on the ability of some families to meet their financial obligations or essential needs. In a crowdsourcing survey conducted in late-May and early-June, 44 per cent of persons who identified as Arab reported these impacts, as well as 43 per cent of persons identifying as Filipino, 42 per cent of persons identifying as West Asian, 40 per cent of persons identifying as Southeast Asian and 39 per cent of persons identifying as Black, compared to 25 per cent of persons identifying as Japanese, 27 per cent of persons identifying as Chinese, and 23 per cent of persons identifying as White.

Government Response To Date

•  $50 million to support Canada’s immediate health response to COVID-19.

•  $1 billion COVID-19 Response Fund, including funding for the provinces and territories and Indigenous communities for health research, and for the World Health Organization and other international partners.

•  $2 billion to procure personal protective equipment and supplies for health care workers.

•  Canada Child Benefit top-up payment in May 2020 of up to $300 per child.

•  $240.5 million to develop, expand and launch virtual care and mental health tools to support Canadians.

•  $157.5 million through the Reaching Home initiative to support people experiencing homelessness during the COVID-19 outbreak.

•  $350 million to establish an Emergency Community Support Fund to support vulnerable Canadians through charities and non-profit organizations that deliver essential services.

•  $7.5 million in funding to Kids Help Phone.

•  Up to $114.9 million to support northern communities, including support for air carriers, enhanced food subsidies and other emergency health care preparations.

•  Student loan repayments are suspended until September 30 and interest will not be charged to borrowers on their student loans from March 30 to September 30.

•  $285.1 million to provide targeted increases in primary health care resources for First Nations communities.

•  $270 million to supplement the On-reserve Income Assistance Program.

•  $500 million Emergency Support Fund to help cultural, heritage and sport organizations.

•  $9 million through United Way Canada for local organizations to support seniors.

•  $20 million for expanding the New Horizons for Seniors Program to reduce seniors’ isolation, improve seniors’ quality of life, and help them maintain a social support network.

•  $100 million to the Canadian Red Cross to enhance their response capacity and to support public health efforts.

•  $380 million for an Indigenous Community Support Fund to address immediate needs in Indigenous communities.

•  $2.5 billion for a one-time payment of $300 for all seniors eligible for the Old Age Security pension, and an additional $200 for seniors eligible for the Guaranteed Income Supplement.

•  Facilitating mortgage payment deferrals of up to six months between creditors and debtors.

•  One-time payment for certificate holders of the Disability Tax Credit.

•  Special GST Credit top-up payment for low- and modest-income families. The average additional benefit was close to $400 for single individuals and close to $600 for couples.

•  $100 million to support food banks and other organizations providing hunger relief.

Overview of Canada’s Covid-19 Economic Response Plan	43

Gender Equality Around the World Promoting gender equality to build a more peaceful, inclusive, rules-based and prosperous world	Gender Results Framework

Key Indicators of the Impact of COVID-19

•   ILO reports that women perform three times more unpaid care work than men. This is likely to have increased as schools and child care services closed and women took on more child care and teaching duties, and as more meals needed to be cooked at home.

•   UNFPA estimates that 47 million women in 114 low- and middle-income countries may not be able to access modern contraceptives and 7 million unintended pregnancies are expected to occur if the lockdown carries on for 6 months and there are major disruptions to health services.

•   Past experience shows that domestic, sexual, and gender-based violence increases during public health and economic crises and disasters. UNFPA estimates that there will be an additional 31 million cases of gender-based violence if the lockdown continues for at least 6 months.

•   Women make up 70 per cent of health care workers around the world, and even higher shares of care-related occupations, such as nursing, midwifery, and community health care, all of which put them at greater risk of contracting COVID-19 due to close contact with patients. Low pay and poor working conditions exacerbate the risks these workers face.

•   Women’s mental and emotional health has been disproportionately affected during COVID-19.

•   COVID-19 also directly impacts women and children fleeing violence in conflict settings. For example, according to UNICEF, millions of children in Yemen will be pushed to the brink of starvation as a result of the shortfalls in humanitarian aid funding amid the COVID-19 pandemic.

Government Response To Date

•   Allocating $442.4 million, as well as another $50 million announced as part of the COVID-19 Response Fund, to support international efforts to fight the COVID-19 pandemic and investing in line with the feminist international assistance policy. This funding will support the development and distribution of vaccines and treatments, including through the Access to COVID-19 Tools Accelerator initiative and the Coalition for Epidemic Preparedness Innovations. The funding will also support COVID-19 international humanitarian appeals, country-specific requests for assistance, and, the enhancement of regional pandemic responses for African countries while focusing on key thematic areas such as reproductive health and rights.

44	Chapter 1

GBA+ Highlights of Canada’s COVID-19 Economic Response Plan

The government recognizes that all Canadians have been affected by COVID-19, but that vulnerable groups have experienced some of the most significant health, social and economic impacts. Canada’s COVID-19 Economic Response Plan was designed to provide rapid support that targeted those who need it the most. See Annex 1 for a detailed GBA+ Summary of each of the measures included in the Plan. The following analysis provides a brief summary of some of the aggregate GBA+ impacts of the Plan as a whole. Liquidity measures are excluded from this analysis as this form of support is not directly comparable to direct measures.

When categorized according to target group, to date, 18 measures, representing 8 per cent of the value of the Plan (Chart 1.6), are intended to directly benefit all Canadians, including the Support for the Canadian Red Cross and virtual care and mental health tools for Canadians. Workers as well as workers and employers are the target group for 3 measures each, for a combined total of 6 measures and 72 per cent of the value of the response package. 13 measures, representing 10 per cent of the response package value, are aimed at Canadian businesses and specific sectors. An additional 31 measures, representing 10 per cent of the value of the response, are aimed at particular groups, such as Indigenous peoples, students, seniors, and persons with disabilities.

The majority of measures in the Plan carry direct benefits that are expected to be broadly felt by men and women in equal proportions (Chart 1.7). Nonetheless, women and men were disproportionately represented in the benefitting group for 14 per cent and 9 per cent of the value of the Plan, respectively. For example, the Essential Workers Wage Top-Up is expected to mostly benefit Canadians working in essential services, who are primarily women. In particular, at the national level, Statistics Canada data indicate that women represent 80 per cent of healthcare workers and more than half of retail and accommodation and food services workers. In contrast, support for those experiencing homelessness is expected to disproportionately benefit men as 64 per cent of persons experiencing homelessness in 2018 were men.

Overview of Canada’s Covid-19 Economic Response Plan	45

COVID-19 has disproportionately affected low-income Canadians. That is why the Plan proposes a number of measures which are directly targeted at lower-income Canadians (Chart 1.8). This includes the Surplus Food Rescue Program which benefits Canadians that rely on social assistance or disability-related income support and who may rely on hunger relief organizations such as food banks. Similarly, the primary beneficiaries of temporarily enhancing the GST Credit are individuals and families with low and modest incomes who were already receiving the status quo GST Credit. Seniors and single parents—single mothers in particular—benefit from this measure at a higher rate than the general population due to their lower average incomes. In contrast, other measures have characteristics that make them more likely to benefit higher-income Canadians, such as the business income tax payment deferral.

While older generations are at higher risk of health implications as a result of the pandemic, younger generations have been affected disproportionately financially and in terms of employment opportunities.

46	Chapter 1

Accordingly, although 93 per cent of the Plan’s value benefits all age groups, 8 measures target youth specifically, representing 5 per cent of the value, while 7 measures are targeted at seniors, representing 1 per cent of the value. For example, the Canada Emergency Student Benefit provides income support to eligible post-secondary students and recent graduates facing financial difficulties who are unable to find work or unable to work due to COVID-19. Similarly, the New Horizons for Seniors Program is designed to ensure that seniors benefit from, and contribute to, the quality of life in their communities through social participation and active living. This specific investment is meant to help address social vulnerabilities created by COVID-19 and beneficiaries will tend to be relatively more vulnerable seniors, including low-income seniors and seniors with disabilities.

GBA+ Summary of the CERB and CEWS

Of all the measures announced to date as part of the Plan, the Canada Emergency Response Benefit (CERB) and the Canada Emergency Wage Subsidy (CEWS) are two of the most important in supporting a wide range of Canadians through COVID-19. The impacts these measures have had on diverse groups of Canadians are summarized here. The GBA+s for the remaining COVID-19 response measures are summarized in Annex 1.

Canada Emergency Response Benefit (CERB)

GBA+ timing Mid-point	Target population Workers affected by COVID-19	Expected Direct Benefits
		Gender Benefits Men – Women	Income Strongly Benefits Low – High	Age Benefits Youth – Seniors

The CERB provides direct income support to Canadians of working age who have stopped working or whose works hours have been reduced due to COVID-19.

Although this measure was not designed to target a specific demographic or group, the CERB is benefitting those disproportionately affected by COVID-19 including lower-wage and young workers as shown in Chart 1.9 and described below.

Chart 1.9

Proportion Reporting Submitting an Application for the Canada Emergency Response Benefit between March 15 and the day of their LFS interview between May 17 and 26, 2020 per cent

Note: Off-reserve Indigenous includes urban Indigenous peoples.

Source: Labour Force Survey Supplement.

Gender

Women accounted for a disproportionate share of job losses in March, while in April, declines were larger among men such that cumulative employment losses from February to April were evenly split between women (17 per cent) and men (15 per cent). In May, employment increased more than twice as fast among men than women, reducing total cumulative employment losses to 13 per cent for men and 16 per cent for women. Between March 15 and mid-May, both women and men were equally likely to have applied for the CERB.

Overview of Canada’s Covid-19 Economic Response Plan	47

Age

The economic shutdown has been especially severe for youth and students. Although employment among youth aged 15 to 24 years increased in May, this only slightly reduced total cumulative employment losses since the start of the pandemic. Younger workers have a higher application rate than the rest of the population with over a quarter of youth having applied for the CERB between March 15 and mid-May. Comparatively, just under one in five of those aged 25-54 years and only 12 per cent of those aged 55-69 years applied for the CERB in this period.

Newcomers

Very recent immigrants (five years or less) have been hit hard by the labour market impacts of COVID-19. Data show that just under 1 in 4 landed immigrants and just over 1 in 4 of those not born in Canada had applied for the CERB between mid-March and mid-May, while this rate was less than 1 in 5 for those born in Canada.

Region

The CERB application rates are highest in Quebec, Ontario and Alberta. Reflecting both population dynamics and differences in approaches to flattening the curve, Ontario and Quebec accounted for two-thirds of total applications.

Indigenous

Employment losses among the urban and off-reserve Indigenous population have been comparable to those of non-Indigenous Canadians. Despite this, the application rate for the CERB from the urban and off-reserve Indigenous population is lower than that of non-Indigenous Canadians.

Visible Minorities/Racialized Canadians

Although we have no data on the CERB for visible minorities, we know that racialized Canadians and communities have been disproportionately affected by the health and economic crises. Moreover, we know that immigrants and youth—two groups with a higher proportion of visible minorities—have higher application rates than other Canadians. This is, however, only suggestive and a more detailed analysis will be required at the end of the program to better understand the impact of the CERB on visible minorities.

Industry

Accommodation and food services experienced a greater drop in employment from February to April than any other industry. The drastic impact on the accommodation and food services industry has resulted in the highest application rate with 43 per cent of those employed or formerly employed in this industry having applied for the CERB.

Income

Nearly 1 in 4 employed workers in the lowest income quintile—those making $600 or less per week—had applied for the CERB between mid-March and mid-May. The likelihood of employed workers reporting having applied for the CERB declines as incomes increase, as just under 1 in 7 in the second lowest quintile ($601 to $842 per week) and less than 1 in 10 in the third quintile ($843 to $1,160) report having applied for the CERB.

Employment Category

For self-employed workers, the impact of the COVID-19 shutdown has been felt primarily through a significant loss of hours rather than a loss of employment. For example, in May, 43 per cent of self-employed workers worked less than half their usual hours for COVID-19-related reasons. As a result, 40 per cent of self-employed workers report applying for the CERB, while only 12 per cent of private sector and 5 per cent of public sector employees applied.

48	Chapter 1

Canada Emergency Wage Subsidy (CEWS)

GBA+ timing Mid-point	Target population Workers and Employers Affected by COVID-19	Expected Direct Benefits
		Gender Benefits Men – Women	Income Strongly Benefits Low – High	Age Benefits Youth – Seniors

To help employers through the challenges posed by the COVID-19 pandemic, the Government implemented the Canada Emergency Wage Subsidy (CEWS). Its purpose is to prevent further job losses, encourage employers to re-hire workers who were laid off as a result of COVID-19, and help position businesses to resume normal operations more easily following the crisis. For eligible employers, CEWS covers 75 per cent of an employee’s wages, up to $847 per week. The following section includes information based on current applications for the program; however, given the likelihood of additional applications, these results may not be representative of program beneficiaries as a whole; a more complete assessment will be feasible once 2020 income tax data are available.

As of June 29, 2020, there were a total of 538,080 CEWS applications approved. In the first claim period, from March 15 to April 11, over 2.8 million employees were supported, with an average monthly amount of $2,061 per employee. In the second claim period, from April 12 to May 9, over 2.7 million employees were supported, with an average monthly amount of $2,359 per employee. In the third claim period, from May 10 to June 6, almost 2 million employees were supported, with an average monthly amount of $2,331 per employee.

Shareholders and Owners
Shareholders or owners of eligible businesses may benefit from CEWS, since the subsidy could help reduce labour expenses at a time of reduced business activity.

Industry

Current CEWS applicant data shows that the industry with the largest number of employers receiving the CEWS in all three claim periods was professional, scientific and technical services (Chart 1.10). In contrast, the largest number of employees covered in all three claim periods were in manufacturing and accommodation and food services.

Chart 1.10

Distribution of Approved Applications Across Industries by Claim Period

per cent

Source: Canada Revenue Agency (CRA)

Firm Size

As of June 29, 2020, in all three claim periods, just under three-quarters of approved applications were from small-sized employers with 25 or fewer employees, and less than one-quarter came from medium-sized employers with 26-250 employees. The remainder came from large employers. Despite the larger number of claims from small employers,

Overview of Canada’s Covid-19 Economic Response Plan	49

medium-sized employers accounted for the largest number of employees supported per claim period. These results may reflect in part the fact that smaller employers have fewer employees and are more liquidity-constrained than larger employers, some of whom may apply for the program later.

Region

Whether based on the number of employers or number of employees covered, beneficiaries were most likely to reside in Ontario, Quebec, British Columbia and Alberta, reflecting that these regions have the largest population sizes. In fact, the distribution of employees covered by province and territory closely aligns with total national employment in February 2020.

Individuals Accessing Non-Profit Organizations
Individuals accessing non-profit organizations and charities may benefit from this measure.

Indigenous Communities
Indigenous government-owned businesses may be eligible for the subsidy, which may benefit Indigenous communities.

Gender

Although no data are available on the gender composition of the employees receiving CEWS, current CEWS applicant data show that the largest number of employers receiving support in all three claim periods were in professional, scientific and technical services, while the largest numbers of employees covered were in manufacturing and accommodation and food services. In professional, scientific and technical services, 56 per cent of employed workers in February 2020 were men. Men are also more likely to work in manufacturing (71 per cent of employment in February 2020), while women are slightly more likely to work in accommodation and food services (55 per cent of employment in February 2020). As a result, it is possible that men are slightly more likely to be covered by the CEWS than women. This is, however, only suggestive and a more detailed analysis will be required once 2020 income tax data are available.

50	Chapter 1

Chapter 2

ECONOMIC AND FISCAL PROFILE

COVID-19 in Canada

The COVID-19 pandemic is a global crisis that poses an unprecedented threat to our health. There is no effective treatment or vaccine. The virus is highly contagious–contagious even in asymptomatic and presymptomatic people–and infection can result in severe and fatal outcomes, particularly in older adults and people with underlying medical conditions. This disease is spreading rapidly around the world, with now over 11,000,000 cases worldwide, but actions by public health authorities in Canada have been able to control the spread at home.

In early March, as an exponential rise in cases was reported, governments across Canada took wide-ranging steps to mitigate and contain the spread of COVID-19. Restrictive public health containment measures were put in place such as closing schools, businesses, spaces of worship, and other gathering places, and cancelling mass gatherings. Across Canada, governments put in place, travel restrictions and stay-at-home policies.

Canadian expertise, informed in part by the experiences of other countries in controlling the virus, allowed Canada to act decisively and deliver support where it was needed the most. While Canada flattened the curve sooner than a number of countries, other jurisdictions have demonstrated stronger epidemic control to drive case counts down more rapidly (Chart 2.1) and Canada will need to continue to be vigilant. This is an ongoing effort, requiring sustained public health measures to avoid resurgent transmission.

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Since March, Canada has made significant progress in bringing the epidemic under control. The coordinated public health approach, supported by strong federal-provincial-territorial collaboration and the cooperation and commitment of Canadians, has significantly reduced the transmission rate of the virus. As of June 30, the 7-day incidence in daily new cases in Canada has declined by about 80 per cent from its late April (Chart 2.2)—a dramatic improvement compared to the potential epidemic trajectory suggested by its rapid increase in March.

The initial wave of transmission has passed its peak, but the pandemic is far from over. In fact, as governments lift the more restrictive public health containment measures (for example, closing businesses) to minimize the associated economic and societal harms, it becomes important to double down on other essential public health controls, including improving case detection and isolation, contact tracing and quarantine, mask-wearing and adherence to physical distancing, to compensate and maintain epidemic control. And, as outlined in the Shared Public Health Approach to Support Restarting the Economy1, the relaxation of some public health containment measures as provinces and territories have reopened has been coupled with strengthened protections for vulnerable populations, including seniors in long-term care facilities.

1     https://pm.gc.ca/en/news/statements/2020/04/28/first-ministers-statement-shared-public-health-approach-support

52	Chapter 2

Modelled scenarios by the Public Health Agency of Canada reveal the critical role that public health measures have played, and will continue to play, in controlling the epidemic. They reveal that, without these controls, the impacts of the epidemic would have been orders of magnitude greater than has been the case to date (Chart 2.3).

As the provinces and territories begin to safely restart their economies, the federal government is investing in testing, tracing and health system capacity to mitigate and manage a possible resurgence. It is also investing in critical social services to ensure a fair and strong restart. Jurisdictions across Canada have released plans and frameworks for safe reopening of their economies that reflect their own specific experiences and needs. They have all been guided by public health considerations and follow a set of shared objectives and principles agreed upon by First Ministers in a joint statement on April 28, 2020.

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Re-opening plans aim to manage the direct risk of COVID-19 while minimizing the unintended health, economic, and social harms of restrictive public health measures. They also aim to instill confidence in individuals and businesses as Canadians learn how to navigate their everyday lives while the virus is still circulating in Canada, even if at reduced levels. These plans are incremental, allowing certain activities to begin under safe conditions and modestly increasing the size of permitted gatherings. These plans are flexible, moving through phases based on careful monitoring of indicators such as the number of new cases and the rate of transmission (Table 2.1)

Table 2.1

Readiness Criteria and Indicators For Lifting Restrictive Public Health Measures

Criteria		Indicators

1	COVID-19 transmission is controlled	✓	Weekly number of cases
		✓	Weekly number of deaths
		✓	Transmission rate

2	Sufficient public health capacity is in place to test, trace and isolate all cases	✓	Number of people tested per week
		✓	Per cent of positive tests per week
		✓	Proportion of cases acquired locally for which the source of exposure is unknown

3	Expanded health care capacity exists	✓	Weekly number of ICU beds occupied by COVID-19 patients
		✓	Weekly per cent of total ventilators used by COVID-19 patients

4	Supports are in place for vulnerable groups/communities and key populations	✓	Percentage of all deaths that occur within long-term care facilities and retirement residences

5	Workplace preventive measures are established to reduce risk	✓	Top-3 settings with highest occurrence of outbreaks

6	Avoiding risk of importation of cases	✓	Number of cases who had travelled internationally, and number of cases who had a contact with an international traveler

Source: Recommendations from the FPT Special Advisory Committee on COVID-19.

Restarting the Canadian economy is a complex process. Health models show that when lockdown measures are lifted, other virus containment measures must be strictly followed in order to control the spread of the virus. Other measures, including physical distancing, increased capacity for testing and tracing, quarantine of contacts, and managing risk of transmission from international travel are more essential than ever. Data also show that some segments of the population have been particularly affected and may require additional support in order to ensure that every Canadian can participate in the economic recovery.

The government is committed to working with provinces and territories to ensure the appropriate supports are in place for all Canadians. As announced by the Prime Minister on June 5, the government will invest approximately $14 billion to support provinces and territories in the safe reopening of the country’s economies over the next 6 – 8 months.

54	Chapter 2

These investments will ensure that provinces and territories not only have the assistance they need to support their economic reopening, but it also ensures they are prepared for the possibility of a future resurgence of the virus. This funding will drive critical health outcomes such as achieving the government’s goal of having the capacity in place to perform 200,000 tests per day nationally. Federal support in these areas will lead to real outcomes that protect and support all Canadians. The government is continuing discussions with provincial and territorial counterparts on each of these areas, and will report publicly on progress towards a Safe Restart Agreement as it is made.

Table 2.2

Safe Restart Agreement

Priority Stream		Objectives

1	Testing and contact tracing	✓	Increasing testing capacity to 200,000 tests per day
		✓	Federal-Provincial and Territorial partnership on the procurement of testing supplies and equipment and data sharing on testing inventory
		✓	Helping provinces and territories scale up contact tracing capacity
		✓	Contribute to improved and modern pan-Canadian data management to share disaggregated data

2	Health care capacity	✓	Helping provinces and territories prepare for a potential second wave of COVID-19
		✓	Supporting people experiencing mental health and problematic substance use challenges

3	Personal Protective Equipment (PPE)	✓	Ensuring health and non-health workers have access to a PPE procurement service, and access to an emergency PPE Reserve

4	Vulnerable populations	✓	Addressing immediate needs and gaps in supportive care (i.e. home care, long-term care, and palliative care)
		✓	Providing health and social supports for other vulnerable groups

5	Child care	✓	Ensuring that a safe, sufficient and adequate supply of child care is available to support the gradual return to work of parents
		✓	Support the needs of staff, including through training, extra salary costs, and proper equipment (including PPE) to keep children and staff safe

6	Sick leave	✓	Establishing a temporary income support program that provides workers with access to up to 10 days of paid sick leave related to COVID-19 who do not have access to other paid sick leave

7	Municipalities	✓	Supporting municipalities through the fiscal impacts of COVID-19 including the increasing costs associated with a safe re-opening of the economy

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Living with COVID-19: Phases of the Pandemic and the Economic Recovery

Broadly speaking, the pandemic and its economic impacts can be characterized in terms of three phases. These phases are for illustrative purposes and the exact shape of each phase in reality would depend on the magnitude of successive viral transmissions and our ability to contain them. For example, a scenario with a series of repetitive peaks of similar size would suggest a longer period of phase 2 while a scenario with a larger peak would mean a resurgence of the containment phase following a brief period of phase 2.

Phase 1 – Containment Phase

Canada and many other countries went through a virus-containment phase in which comprehensive public health measures were taken to slow the spread of the virus. These measures had devastating impacts on the economy. By stepping in and providing rapid and substantial support to Canadians and businesses to help them get through the crisis, Canada’s COVID-19 Economic Response Plan has limited the severity of the decline in economic activity.

Phase 2 – Controlled Safe Re-opening of the Economy While the Virus is Still Active

In this phase, the economy will start to recover lost ground as the most stringent public health restrictions are relaxed. Activity in sectors or regions where risk of viral transmission is lowest will be among those first to rebound. Meanwhile, for the most exposed sectors, such as entertainment and travel, a full recovery may take much longer as restrictions are likely to stay in place or demand could take longer to fully return. The Canadian economy is likely to require ongoing policy support. Continued vigilance will be needed to avoid setbacks.

Phase 3 – Rebuild and Recovery

Only once a widely available vaccine or effective treatment becomes available can the economy fully bounce back. However, once the spread of infection is no longer active, the economy is expected to enter a faster re-building and recovery phase. Even when the pandemic is over, lasting consequences may cast a long-term shadow over economic developments, for example via more indebted businesses and households, persistent unemployment and substantial structural changes in the economy that have been accelerated through the crisis. In the coming months and as needed the government will announce measures to support the recovery.

Figure 2.1

Phases of the Pandemic (Illustrative)

56	Chapter 2

Economic Situation

With unprecedented speed and breadth, the COVID-19 pandemic has affected nearly all aspects of life. Public health containment measures led to large segments of the economy coming to an abrupt stop, with activity in some industries driven to near zero. Workplaces and schools were closed, travel restricted, and public gatherings banned, resulting in drastic impacts on many aspects of Canadians’ lives. Over March and April, 5.5 million Canadians either lost their jobs or saw their hours significantly scaled back—a stark indicator of the cost to the Canadian economy. The employment rate (the share of Canadians with a job) fell to its lowest level on record (Chart 2.4). The toll on the broader economy in 2020 is expected to be the largest and most sudden economic contraction since the Great Depression.

The Government of Canada’s rapid and substantial economic support measures have helped protect Canadians from a far worse economic outcome, prevented more layoffs, and have laid a foundation for a faster and stronger recovery.

The drop in real GDP is expected to be at its deepest in the second quarter of 2020. The average of private sector views suggest a 41 per cent decline on an annualized basis (Chart 2.5). Beyond the second quarter, views become increasingly divergent about the pace of recovery, illustrating the extreme uncertainty associated with the economic outlook.

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Given the unprecedented nature of this crisis, and the unknowns surrounding the virus, any forecast should be considered with caution. In recent recessions, economies have tended to return to pre-crisis activity levels in a matter of quarters, depending on their depth, as businesses and consumers regain confidence, and the economy gains strength. However, the current recovery could be interrupted by a resurgence in uncontrolled community transmission of the virus within a region, or more broadly, and a need to reinstate some stringent public health measures. That is why the government is taking significant steps to prepare for and achieve a safe and gradual restart of the economy, while investing in testing, tracing and health system capacity to mitigate and manage a possible resurgence of the virus. The best economic policy is containing the spread of the virus.

A challenging environment for forecasting

Uncertainty is inherent in any forecast. However, in the current context, uncertainty is magnified to unprecedented levels. In addition to recovery being driven by public health outcomes, it may not follow historical patterns—crises can have a profound impact on economies that lead to permanent change. For example, the supply effects from COVID-19 will mean that the economy may not be able to produce the same level of goods and services, even if demand returns to pre-crisis levels. For example, fewer tables at a restaurant because of continued physical distancing may mean fewer jobs and lower activity levels even if a restaurant is able to adjust its operations by incorporating take-away service. Additionally, travel restrictions and fear of the virus may also lead to lower levels of immigration in the short-term, limiting workforce growth.

The demand effects also remain unclear as consumer and business behaviour in the wake of lockdown measures is difficult to predict. Some households may become concerned about the possibility of an uncertain future and respond by putting off major purchases, increasing their savings, or paying down debt, even if their overall income has been unaffected by the crisis. Others, who have lost jobs and income in this crisis will face challenging circumstances until it is clear what will happen in the long term. Some may simply have saved up during the lockdown phase and will return to their pre-crisis spending patterns once they are able to do so. Businesses could also remain reluctant to invest and hire until they manage to improve their balance sheets and regain confidence about demand prospects. These are important factors that weigh on any forecast and reinforce the important role of the extraordinary set of actions taken by the government to stabilize the economy.

Every forecast includes a potential range of error and uncertainty. As the pandemic has unfolded in recent months forecasters have experienced wide fluctuations in their own estimates as new data has been released and incorporated. Estimates of the rate of real GDP growth have shifted dramatically over the last two months; for example, at the time the Department of Finance Canada surveyed the group of private sector economists in mid-March, they were expecting virtually no growth in economic activity for 2020 as a whole. Two months later, in the May survey, they revised significantly down their forecasts to a decline of about 7 per cent for 2020.

In light of this uncertainty, the 2020 Economic and Fiscal Snapshot provides a range of estimates to help Canadians understand the different economic outcomes that may be possible as the coming months unfold. This includes both the range of variation in estimates received from the Department of Finance Canada May survey of private sector economists, as well as the Department’s own additional scenarios based on alternative paths of COVID-19 transmission and economic recovery.

58	Chapter 2

Currently, the average of private sector forecasts, which factors in the economic impact of government’s decisive fiscal support, outlines a faster rebound in real GDP than in the past three recessions. While Canada has made progress in controlling the COVID-19 epidemic and ensuring sufficient health system capacity, there is a risk that certain sectors of the economy will face greater difficulties in the months ahead as they contend with new health and safety regulations, changing consumer preferences and an uncertain global recovery. This unevenness across sectors of the economy could lead to a more gradual recovery scenario and divergence between regions. Further, a possible uncontrolled resurgence of the virus and any consequent tightening of public health measures could also lead to an even slower recovery scenario. Overall, the recovery path is uncertain and fundamentally linked to the equally uncertain health outcomes.

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Economic Developments and Prospects

COVID-19 has had unprecedented impacts across the Canadian economy

Public health measures have saved lives and protected the Canadian economy from worse outcomes in the long-term. However, they have also had large negative disruptions to the Canadian economy. The closure of non-essential businesses, schools and child care services, combined with stay-at-home policies and restrictions on gatherings and travel led to sudden and significant shutdowns across Canada from the middle of March.

While all Canadians have felt the economic impacts of the pandemic, rapid and substantial federal action has stabilized the Canadian economy and limited the potential severity of economic disruptions. The Plan has prevented higher unemployment levels by protecting jobs—in early May, about one in four private sector workers was covered by the Canada Emergency Wage Subsidy (CEWS). Income support measures have helped Canadians cover their bills and have prevented mortgage defaults. Furthermore, support measures to businesses have alleviated some of the severe cash-flow pressures, creating a bridge through the crisis and averting costly business failures. The Government of Canada’s actions have prevented longer term damage to the economy and better positioned Canada for recovery.

Businesses that rely on physical presence and interaction such as retail trade, travel, entertainment, hospitality and tourism, some of which employ a greater proportion of low-wage workers, visible minorities and women, will continue to feel the impacts acutely—businesses like restaurants, hotels, and sports and cultural venues (Chart 2.6). Additionally, Canadians put major purchases on hold, causing an unprecedented decline in sales of motor vehicles and homes. At the same time, non-discretionary spending surged in March, driven by massive purchases of basic necessities such as food, medication, and toiletries.

60	Chapter 2

Businesses drastically reduced investment and overall costs in response to large revenue losses and high uncertainty, but government supports like CEWS have enabled many businesses to keep their workers. Small and medium-sized enterprises (SMEs), particularly in the service sectors, have been most directly affected by lockdowns, having limited financial buffers to mitigate the impact. Imports and exports also declined, as the effects of the lockdown in China in the early days of the pandemic took a sudden toll on foreign demand and began to impact global supply chains.

Combined with demand and confidence weakening abruptly, this drove an 8.2 per cent decline in real GDP in the first quarter of 2020 (expressed at annual rates), despite the restrictive public health containment measures only being in place for half of one month (Chart 2.7). The full impact of the containment measures is expected to result in a much larger decline in real GDP in the second quarter, with the level of activity down by about 20 per cent at peak of the lockdown in April. With activities gradually resuming in May, output across several industrial sectors increased slightly in the month but remains well below pre-pandemic levels.

Key labour market metrics underscore the economic impacts of Canadians’ efforts to contain the spread of COVID-19. A combination of job losses and sharp reductions in hours worked affected roughly 5.5 million Canadians from February to April—about 30 per cent of the workforce. The most significant impacts were concentrated in the service sector, particularly in areas affected by closure of non-essential activities, and where physical distancing and alternative work arrangements are more difficult or not possible, such as eat-in restaurants. Women have experienced slightly larger reduction in hours worked and lost their jobs earlier than men, reflecting their greater share of employment in some of the hardest-hit service industries. Differentiated sectoral impacts has also meant that low-wage workers, youth and very recent immigrants faced more significant job losses and reduced hours worked during the COVID-19 pandemic.

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The unemployment rate rose to 13.7 per cent in May, its highest level on record, from a pre-crisis historical low of 5.5 per cent in January. Because many laid off individuals were not available or searching for work, given the circumstances, they are not among the officially unemployed looking for jobs and therefore not counted in the labour force. This contributed to the labour force participation rate dropping to its lowest level on record at the worst of the crisis. Millions of Canadian workers have been able to stay employed or return to work because of support received through the CEWS. This has prevented unemployment from rising higher and ensured that Canadians are able to stay connected to their jobs even if they are on furlough.

After two months, the labour market started showing some encouraging signs in May as the gradual reopening of the economy began to take effect. The number of Canadians who worked less than half their usual hours dropped by close to 300,000 and about 290,000 laid-off workers were able to find a job. Moreover, job postings have been increasing since reaching a trough in mid-April, particularly in provinces less affected by the pandemic, although they remain at low levels compared to previous years (Chart 2.8).

62	Chapter 2

However, the employment and labour force participation rates remain far below their pre-crisis level and there remains considerable ground to recover for many Canadians who are working less than their regular hours. Job losses remain acute in many lower-wage industries (Chart 2.9) and fewer women were able to get back to work as the economy began to recover in May. In particular, the working hours of mothers of young children fell proportionally more than for fathers and mothers of older kids, reflecting the unpaid care work in the home that is disproportionately carried out by women. This underscores the important role of gender equality and child care in helping Canadians return to work.

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Overall, more than 8 million Canadians had applied to the Canada Emergency Response Benefit (CERB). New weekly claims peaked during early April, around the same time job postings were at their lowest across all regions of Canada. Encouragingly, continuing CERB claims have since been declining while opportunities for job seekers have started to improve. In fact, it is estimated that close to 1.2 million Canadians have ceased requesting income support via the CERB as of the end of May. In addition, the CEWS is easing cash-flow pressures and providing support for employers to keep more Canadians at work, helping to prevent further job losses and ensuring businesses and workers can more easily resume operations as the economy reopens (Chart 2.10).

64	Chapter 2

The services sector is the epicenter of the downturn and layoffs, led by acute drops in output and employment in air travel and hospitality industries. Accommodation and food services have experienced particularly severe job losses. This is important from an equity perspective, given that women and Canadians identifying as visible minorities are represented in greater numbers in this sector than among the population as a whole. However, losses have also been severe in the goods sector as manufacturing and construction industries have had to deal with severe drops in both domestic and foreign demand as well as some government-ordered restrictions on activity. Canadian businesses that rely on parts or other supplies from abroad or are suppliers to global partners themselves have seen disruptions to production as global output fell during the spring before stabilizing at low levels more recently (Chart 2.11). Meanwhile, weekly data from Canadian railways reveal dramatic declines in shipments across a number of major goods through mid-May, including automobiles, where North American production was shuttered for two months and sales collapsed.

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Canada’s oil-producing regions are coping with the additional challenge of drastically lower global crude oil prices, driven by sharply lower demand prospects due to the pandemic and higher supplies from OPEC+ producers, resulting in a rapid build-up in global oil inventories. In April, these conditions contributed to record lows for many benchmarks, with some prices even turning briefly negative (Chart 2.12). Canadian producers, facing lasting oversupply conditions, have responded with significant cuts in production, and reductions in investment and hiring. In particular, employment in mining and oil and gas support services fell by over 15 per cent between February and May. Oil prices, although showing some signs of improvement in recent weeks, remain well below pre-crisis levels.

In April, the Government of Canada announced $1.72 billion for the governments of Alberta, Saskatchewan, and British Columbia and for the Alberta Orphan Well Association, to clean up orphan and inactive oil and gas wells. This will help maintain approximately 5,300 jobs in Alberta alone. In addition, the $750-million Emissions Reduction Fund will provide conventional and offshore oil and gas companies with repayable contributions to support investment to reduce greenhouse gas emissions and conduct research and development.

66	Chapter 2

The worst is behind us, but recovery will be gradual and uneven

There are growing signs that the worst of the economic shock is behind the Canadian and global economies. Across Canada, all orders of government are working together to gradually and safely re-open the economy, guided by health considerations. The recession likely reached its lowest point in late April, although a large share of the economy still remains idled. In May, prompted by signs that COVID-19 transmission is increasingly mitigated and sufficient public health measures are in place to detect and manage pockets of emerging transmission, jurisdictions across Canada began taking steps to safely open previously restricted aspects of the economy. Encouragingly, an increasing number of businesses across sectors like retail, manufacturing and construction report now being fully open.

This has translated into a soft rebound in measures of mobility and workplace attendance across the country (Chart 2.13). Weekly credit and debit card spending data suggest that sales started picking up from the middle of April. Home sales and listings have also seen a partial bounce back in recent weeks. Mortgage payment deferrals and income support measures, such as CEWS and CERB, have helped avoid a rise in distressed sales, keeping house prices relatively stable so far, and prevented longer term damage to the economy.

Strong action from the government, like the CEWS and CERB, has helped maintain consumer purchasing power and provided greater confidence to households that they have the support needed to meet their needs. As economic activity increases and sectors reopen, higher economic output, stemming from increased spending, will translate into large rebounds in real GDP growth. Beyond these initial rebounds, the pace of economic growth is likely to remain soft as some containment measures, such as travel restrictions, will remain for some time. Further, the extent to which these public health measures may need to be adjusted given the evolution of the epidemic adds uncertainty around the pace of economic growth over the recovery.

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Meanwhile, current indicators like air travel, in-person restaurant dining and hotel visits show that many services are still running at a fraction of previous levels despite the lifting of some restrictions. Declines in rail carloadings also suggest trade volumes could continue to fall in May, despite the initial reopening across the country, with latest data pointing to some improvement in June.

These initial steps, along with strong public policy response, have coincided with some improvement in consumer and business confidence. For most advanced economies, business activity readings improved in May and June—from their April trough—although the levels of activity remain depressed, as only parts of their respective economies have started to re-open. In Canada, the latest readings on the Conference Board’s Indexes of Consumer and Business Confidence have notably improved, but they remain at weak levels historically. And, while recent readings for small businesses have shown some encouraging signs of improvement, many firms continue to report operating below half the normal capacity amid ongoing demand weakness and health-related restrictions (Chart 2.14).

68	Chapter 2

Economic and Fiscal Profile	69

COVID-19 and the measures to contain its spread have sharply reduced revenues and put a large strain on businesses’ cash flow, resulting in acute financial stress for many. Declines in business revenue were widespread but the greatest impact occurred in accommodation and food services, as well as in the arts, entertainment, and recreation industry. SMEs have also been particularly affected—only 58 per cent have fully reopened as of June 30th—with some sectors struggling to re-open at all and only about 23 per cent of all SMEs surveyed earning their usual sales (Chart 2.15).

Broad support provided through the Plan is helping businesses to cover their fixed costs and bridge cash shortfalls through the most difficult months of the crisis. To date, bankruptcies and arrears remain low. Businesses have improved their cash positions by making use of deferrals on financial obligations and rent relief, seeking direct financial support, and drawing down on bank credit lines. Credit authorizations from financial institutions and business credit growth have increased since March 2020, suggesting an increased availability and use of credit (Chart 2.16), though some firms have reportedly been more reluctant to add to their already high debt levels given the economic uncertainty. For these firms, grants and payment deferrals have been important to ease cash flow constraints. In particular, Canada’s Emergency Wage Subsidy is helping businesses to pay workers affected by the pandemic, and the government’s suite of business credit availability programs are there to help firms bridge to the other side of the crisis.

70	Chapter 2

As businesses reopen, they will have to navigate a challenging new environment. Restrictions vary by province and change rapidly. Many firms will be challenged by the sheer size of the shock to domestic and foreign demand over the recovery, as well as any lasting changes to consumer spending and saving behaviour. Canadian exports are expected to begin recovering as the economies of our key trade partners’ economies progressively reopen. The path is expected to be uneven and protracted, with countries recovering at different paces. This will carry added costs for businesses, particularly for those that are part of complex supply chains crossing many regions. Further, trade tensions could add a layer of uncertainty and weigh on business investment decisions. These conditions will likely weigh on demand for credit and investment plans in the near term until businesses are able to see a path to profitability.

Despite clear challenges individual households may be facing, overall Canadians’ household finances appear to be holding up well so far. Millions of Canadians have been supported through the government’s emergency measures and consumer insolvencies and debt arrears remain low. Consumer credit growth plunged to the lowest on record in April, with credit card debt going down, suggesting many consumers did not need to take on additional debt to help make ends meet in the early days of the pandemic. These consumers have been able to deleverage, are saving more and are well positioned for the recovery. Important income supports from governments, like CEWS and CERB, have played a critical role in stabilizing household income and bolstering consumer spending.

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Indeed, Department of Finance estimates show that CERB and other direct Government supports to individuals have, on aggregate, replaced the labour income lost by Canadians during the containment phase of the pandemic (Chart 2.17). In addition, payment deferrals and interest rate relief from financial institutions on both mortgage and non-mortgage debt have provided some support to borrowers. Households have also reduced their spending during the pandemic, particularly on big-ticket purchases such as cars, which has reduced the need for additional borrowing. Going forward, the health of household finances will depend on how quickly firms begin to rehire in the coming months as social-distancing measures ease and the debt deferrals wind down.

72	Chapter 2

Canadian Economic Outlook

The average of private sector economic forecasts has been used as the basis for fiscal planning since 1994; this approach introduces an element of independence into the Government’s fiscal forecast. The Department of Finance Canada surveyed a group of private sector economists in the third week of May.

Private sector economists expect real GDP to decline 6.8 per cent in 2020 (Table 2.2 below), before rebounding by 5.5 per cent in 2021 (see Annex 2 for full details). In the second quarter of 2020, there was an unprecedented decline in activity, with real GDP expected to fall by 41 per cent on an annualized basis (Chart 2.18).

Currently, the average of private sector forecasts, which factors in the economic impact of government’s decisive fiscal support, outlines a faster rebound in real GDP than in the past three recessions. While private sector views are relatively aligned on the magnitude of the second quarter decline, their third quarter growth forecasts diverge widely, reflecting tremendous uncertainty around, for example, the pace of rehiring and investment, rebound in consumer activity, etc. The Department of Finance will continue to actively engage with private sector economists to gauge the pace of the recovery over the second half of 2020.

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Several outlook scenarios possible in the wake of the pandemic

The results of the private sector survey indicate that the expected contraction in Canadian real GDP is much worse than experienced during the 2008-2009 financial crisis. Still, the survey results are most consistent with slow, steady and relatively low levels of ongoing community transmission of the virus. As a result, risks around this outlook are elevated and tilted to the downside.

The prospect of a further resurgence of the virus and another potential wave of public health measures to contain it in Canada or in key global economies would severely hamper the economic recovery. Acknowledging the great uncertainty over future health outcomes, modelling done by the Public Health Agency of Canada suggests future waves of the virus could equal or surpass the initial spread of COVID-19 in terms of the number of infections. A resurgence of the virus could be less economically damaging than the initial spread. However, with increased investment and experience with work from home, protocols and guidance on maintaining physical distancing in the workplace, and scaled up testing and tracing, it is possible to maintain confidence that the economy can continue to operate with less disruption.

However, even without resurgence of uncontrolled transmission, global uncertainty is likely to remain for some time. In the face of this, businesses have to decide when to start hiring and investing again. There is a risk that this process could be prolonged until there is more certainty that the virus is no longer a threat and that the global economic recovery is solidly underway. In the interim, many businesses will have to follow strict physical distancing protocols and will be operating at greatly reduced capacity.

Canadians are likely to remain cautious until they are assured that risks from the virus are low, potentially delaying a return to work. Parents’ return to work could also be delayed by childcare responsibilities, most likely to impact mothers’ employment status. Canadians may also choose to delay major purchases such as cars or houses until signs that hiring and the recovery is well underway.

Reduced global trade and supply chain disruptions remain a vulnerability given Canada’s dependence on international trade. However, supply-chain reconfiguration is also likely, whether it be to secure supplies of medical equipment and personal protection equipment via domestic production, or whether firms choose to diversify their suppliers to guard against the next major disruption. Ultimately, these shifts will make supply chains more durable going forward, but the size of the costs, and who bears them, has important implications over the recovery for both households and businesses.

74	Chapter 2

Potential Economic Impacts Should Public Health and Recovery Conditions Change

To illustrate the consequences of different health outcomes and the associated responses of households and businesses, the Department of Finance has considered two alternative scenarios to the projections of the private sector economists. Given the high degree of uncertainty as to how public health and economic conditions will evolve over the coming months, these are presented simply to indicate the extent to which the published forecast could deviate and how this could change the fiscal outlook overall.

Uneven and Gradual Recovery

The first scenario assumes a slower pace of return to normal activity for households and businesses and thus a slower recovery in the third quarter of 2020. Under this scenario, households remain cautious due to repetitive peaks of viral transmission of the virus and continue to avoid most public spaces, including restaurants, local travel and non-essential shopping. Activity in the business sector creeps back up but does not fully rebound as businesses have to maintain stringent containment measures such as limiting the number of people in stores and enhanced cleaning protocols. Many businesses continue to operate below capacity with some deciding not to re-open given the significant costs of operating in this environment and still low levels of demand.

Some sectors have more difficulties re-opening as public fear of going out makes certain activities impractical. Prolonged shutdowns increasingly distance some workers from the labour market, resulting in more permanent job losses. The effect this has is an even more uneven recovery across Canada with activity in certain sectors and provinces lagging behind. Overall, real GDP in 2020 declines by 9.6 per cent under this scenario, a more pronounced drop than projected by the private sector survey.

With the pace of business resumption still uncertain it is unknown whether this scenario will come to pass or not, but it illustrates the potential downside risks that could still exist.

Virus Resurgence Scenario

As the search for a vaccine remains underway, the other downside scenario considers a resurgence of uncontrolled transmission of the virus later this year followed by a series of smaller waves in 2021. In this scenario, new cases of COVID-19 start to accelerate again at an exponential rate.

The resurgence coincides with the annual flu season, putting high enough demands on the health care system that another round of public health containment measures, including some extent of renewed shutdowns of social and economic spaces, is implemented. The result is another decline in economic activity. However, the drop in activity this time is expected to be less than the first wave. Scaled-up testing and tracing operations and robust public adoption of mask-wearing and use of other personal protective equipment make it possible to control the virus much more quickly.

More workers are able to effectively work from home during this episode since investments in tools and equipment were already made during the first wave. Nevertheless, the economic damage from a resurgence of uncontrolled transmission is large. Businesses that are still recovering are hit again by renewed shutdowns. Households, particularly those in lower-income and other vulnerable groups, are hit hard by another round of layoffs as unemployment is still likely to be high. Further declines in consumer and business confidence also weigh on spending.

Overall, this translates into a deeper and longer-lasting negative impact on the economy, with a decline of 11.2 per cent in real GDP in 2020 and the level of real GDP remaining below that of even the most pessimistic private sector forecast by the end of 2021.

Economic and Fiscal Profile	75

Table 2.3

Average Private Sector Economic Forecasts

per cent, unless otherwise indicated

	2020Q1	2020Q2	2020Q3	2020Q4	2020	2021

Real GDP Growth[1]
Economic and Fiscal Update 2019	1.6	1.6	1.7	1.6	1.6	1.8
2020 Economic and Fiscal Snapshot	-8.2	-40.6	32.2	13.8	-6.8	5.5

GDP Inflation[1]
Economic and Fiscal Update 2019	2.1	2.1	2.1	1.9	2.0	2.0
2020 Economic and Fiscal Snapshot	1.8	-8.3	3.7	4.3	0.5	2.2

Nominal GDP Growth[1]
Economic and Fiscal Update 2019	3.7	3.8	3.9	3.6	3.7	3.8
2020 Economic and Fiscal Snapshot	-6.5	-45.5	37.1	18.6	-6.3	7.9

Nominal GDP Level ($ billions)[1]
Economic and Fiscal Update 2019					2,390	2,481
2020 Economic and Fiscal Snapshot					2,158	2,328

Difference with Economic and Fiscal Update 2019
2020 Economic and Fiscal Snapshot					-231	-153

3-month Treasury Bill Rate
Economic and Fiscal Update 2019	1.5	1.5	1.5	1.5	1.5	1.6
2020 Economic and Fiscal Snapshot	1.2	0.3	0.3	0.2	0.5	0.3

10-Year Government Bond Rate
Economic and Fiscal Update 2019	1.4	1.6	1.7	1.8	1.6	2.0
2020 Economic and Fiscal Snapshot	1.1	0.6	0.7	0.7	0.8	1.0
1	Figures have been restated to reflect the historical revisions in the Canadian System of National Accounts.

Sources: Statistics Canada; For Economic and Fiscal Update 2019, Department of Finance Canada September 2019 survey of private sector economists; for 2020 Economic and Fiscal Snapshot, Department of Finance Canada May 2020 survey of private sector economists.

Fiscal Situation

Canada entered this crisis in a strong fiscal position enabling the government to take decisive action to protect Canadians and businesses from the impacts of the pandemic. Canada’s COVID-19 Economic Response Plan (the Plan) includes more than $230 billion in measures to protect the health and safety of Canadians and provide direct support to Canadian workers and businesses. It also includes a further $85 billion in tax and customs duty payment deferrals to meet liquidity needs of businesses and households and to help stabilize the Canadian economy. Combined, these measures represent nearly 14 per cent of Canada’s GDP, making Canada’s plan one of the most generous response plans in the world.

76	Chapter 2

The decisive and substantial support provided by the government helped prevent further damage to the economy this year by replacing lost income and avoiding higher unemployment (Chart 2.19).

Department of Finance estimates suggest that real GDP could have fallen by over 10 per cent in 2020 without this support, with the unemployment rate rising by a further two percentage points.

Beyond the important and immediate requirement to stabilize household and business finances during the shutdown and recovery phases of the COVID-19 crisis, Canada’s response will have longer-lasting positive impacts for the Canadian economy during the recovery. By acting quickly and extensively, Canada avoided a deeper, more prolonged and costly downturn, which would have had detrimental impacts not only on the jobs and incomes of individual Canadians, but also on federal and provincial government finances. Absent actions taken by the government to offset the impact of the COVID-19 crisis, the federal deficit and debt-to-GDP ratio would have risen substantially, due to the deeper and more prolonged impact of the COVID-19 crisis on Canadian workers and businesses. Provincial governments would have faced similar impacts.

The fiscal results in this report reflect the estimated impact of the Plan as outlined to date. Given the current level of volatility, this plan will continue to evolve as needed, to respond to this unprecedented crisis, and its impact on Canadians. Reflecting the uncertainty surrounding the evolving situation, the fiscal results in this report extend only to the current fiscal year, which is itself subject to a much higher-than-normal degree of uncertainty and represents a best estimate, among a wide range of possible outcomes. As the situation stabilizes, the government will provide an update in the fall with a longer forecast horizon.

Economic and Fiscal Profile	77

Changes to the Fiscal Outlook

There is a high level of uncertainty surrounding the fiscal outlook in the current economic environment, as the unprecedented severity and suddenness of the shock to employment and income levels mean the standard relationships between economic and fiscal variables may no longer apply. Further, as discussed, the government has launched a number of support measures with an estimated fiscal cost of $236 billion to date. These investments have protected the Canadian economy. However, cost estimates for many of these programs have been difficult to establish, given that they are brand new programs, launched in a highly volatile economic environment. Estimates for these measures will be refined as data on program usage and costs becomes available.

In addition to spending, the fiscal outlook is also greatly affected by the underlying changes in nominal GDP. Without any spending at all, the simple decline in economic activity will worsen the overall fiscal environment as tax revenues decline and the relative size of the deficit and debt increase in proportion to lower levels of output in the economy. As shown in Table 2.4 below, economic and fiscal developments are estimated to have added $81.3 billion to the deficit in 2020-21 before the fiscal impact of the COVID- 19 Economic Response Plan.

The temporary measures implemented through the government’s economic response plan will have a significant impact on the federal deficit (Table 2.4). Coupled with the severe deterioration in the economic outlook, these result in a projected deficit of $343.2 billion in 2020-21. By comparison, this spending level is on par with but lower than the peak deficit (as a per cent of GDP) experienced by Canada during the Second World War. This is truly the challenge of our lifetime. As temporary investment measures come to an end and GDP recovers over time, deficits are expected to retreat.

Due to the unprecedented degree of uncertainty clouding the economic outlook, providing a fiscal forecast beyond the current fiscal year with an appropriate degree of confidence is not possible at this time, and would potentially be misleading. As a result this snapshot provides an update of the current economic and fiscal outlook to the end of 2020-21.

78	Chapter 2

Table 2.4

Economic and Fiscal Developments since Economic and Fiscal Update (EFU) 2019 billions of dollars

	2018– 2019	2019– 2020	2020– 2021
EFU 2019 budgetary balance	-14.0	-26.6	-28.1
Adjustment for risk from EFU 2019		1.5	3.0
EFU 2019 budgetary balance (without risk adjustment)	-14.0	-25.1	-25.1
Economic and fiscal developments since EFU 2019		0.1	-81.3
Revised budgetary balance before policy actions and investments		-25.0	-106.4
Policy actions since EFU 2019		-1.3	-9.0
Canada’s COVID-19 Economic Response Plan		-8.1	-227.9
Protecting Health and Safety		-0.6	-18.4
Support to Individuals		-7.5	-181.1
Of which: Canada Emergency Response Benefit		-7.4	-73.1
Canada Emergency Wage Subsidy			-82.3
Support to Businesses		0.0	-21.3
Other Support Measures		0.0	-7.1
Budgetary balance	-14.0	-34.4	-343.2
Budgetary balance (per cent GDP)	-0.6	-1.5	-15.9
Federal debt (per cent of GDP)	30.8	31.1	49.1

Totals may not add due to rounding.

Economic and Fiscal Profile	79

Taking into account the projected decline in nominal GDP, the federal debt-to-GDP ratio is projected to rise to 49.1 per cent in 2020-21. However, record low interest rates have made Canada’s debt significantly more affordable (Chart 2.20). Market rates at which the federal government can refinance existing debt or finance new debt are at historical lows of less than 0.8 per cent for maturities up to 10 years. As a consequence of these developments, the government will save over $4 billion in public debt charges in 2020-21 compared to the forecast presented in the 2019 Economic and Fiscal Update in December 2019. This is despite a significant increase in total borrowing due to the COVID-19 response.

The government is taking advantage of the robust market demand for Government of Canada bonds by issuing more longer term debt (see Annex 3). This will ensure that much of Canada’s outstanding debt is less vulnerable to interest rate increases in the future, which will help to maintain Canada’s debt sustainability for generations to come.

Despite the necessary increase in federal borrowings, public debt charges are expected to fall in 2020-21, from 2019-20 levels.

While this year’s deficit estimate is elevated, it is in line with the fiscal response deployed by Canada’s peer countries and was necessary in order to avoid a more significant economic impact and prolonged economic and fiscal challenges. In the wake of the crisis, governments around the world were forced to deploy massive fiscal supports to rescue their economies, representing an unprecedented increase in global public debt levels.

80	Chapter 2

Canada continues to be among the most highly rated G7 countries and its strong credit rating is also contributing to its low cost of borrowing. The federal government’s strong fiscal position heading into this crisis meant Canada had the room to borrow to protect the Canadian economy. Government actions taken during the temporary shutdown of the Canadian economy prevented individual Canadians from having to take on unsustainable levels of debt, ensuring a stronger recovery and avoiding longer-term damage to the economy.

Coming out of the crisis, Canada is expected to maintain its low-debt advantage (Chart 2.21) among G7 countries. The government’s commitment to maintaining this advantage will help ensure borrowing costs remain low and that future generations are not burdened with COVID-19 related debt overhang.

Economic and Fiscal Profile	81

As a result of responsible fiscal management in the years leading up to the crisis, Canada’s debt levels are projected by international organizations such as the International Monetary Fund (IMF) and the Organization for Economic Cooperation and Development (OECD) to remain well below many of its peers. The OECD projects that Canada’s debt levels will rise less than those of many advanced economies, even in the event of a more pessimistic scenario where there is a resurgence of the virus (Chart 2.22).

82	Chapter 2

Annex 1

GBA+ SUMMARY FOR CANADA’S COVID-19

ECONOMIC RESPONSE PLAN

(Please see end of table for description of definitions used.)	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Identity Characteristics
	Early- Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior
Protecting Health and Safety
Immediate Public Health Response and COVID-19 Response Fund		All Canadians				Seniors, People with Underlying Health Conditions

•  $50 million to support Canada’s immediate health response to COVID-19; $1 billion COVID-19 Response Fund, including funding for the provinces and territories, for health research, and for the World Health Organization and other international partners.

Funding for the immediate public health response to the COVID-19 outbreak is intended to benefit all Canadians; however, the actual impacts of COVID-19 have tended to differ across different sub-groups of the Canadian population. While hospitalizations are evenly spread between men and women, as of mid-June 2020, more men (61.5 per cent) than women (38.5 per cent) are being admitted to intensive care units. Women represent 54 per cent of those deceased from COVID-19 in Canada. More information is slowly becoming available and the new measures will help support enhanced information on COVID-19 by collecting data in field-epidemiology efforts. Currently there are limited data on COVID-19 cases broken down by race, occupation and other socio-economic factors. However, emerging reports indicate that the virus has had a disproportionate impact on racialized communities, as well as individuals who are overrepresented in occupations vulnerable to COVID-19. For example, people living in the most diverse neighbourhoods, in large urban areas such as Toronto and Montreal, are more likely to experience severe outcomes (hospitalizations, ICU admissions and deaths) than people living in the least diverse neighbourhoods.

Seniors and those with compromised immune systems or underlying health conditions are also at greater risk of serious illness. Over 70 per cent of all deaths were people 80 years and older. Of the COVID-19 cases reported in Canada to date, approximately 56 per cent are women, likely reflecting that women represent over two-thirds of the population of long-term care homes which have been disproportionately affected by the virus, and that women make up the vast majority of people in front-line public health and other essential services, who work in settings where their risk of exposure to the virus is greater. Relatedly, one in four health care workers in Canada is an immigrant.

These new measures will also directly benefit the health sciences and research sector. A five-year historical analysis of the Canadian Institutes of Health Research’s priority-driven research programs, found that about 51 per cent of applicants on average identified as women. Moreover, it was found that women researchers have been more successful than men researchers in CIHR’s priority-driven research programs (43 per cent vs. 35 per cent), and represent 56 per cent of funded applicants. Further disaggregated CIHR data for racialized and Indigenous researchers are not available over the period; however, based on more general data for full-time university professors, Indigenous researchers and researchers that belong to racialized minorities may represent 1 per cent and 21 per cent, respectively, of benefiting researchers. Efforts to support the provision of accurate and timely public health information to Canadians will help reduce stigma and misinformation that could lead to discriminatory attitudes towards individuals that suffer from COVID-19.

GBA+ Summary for Canada’s COVID-19 Economic Response Plan	83

(Please see end of table for description of definitions used.)	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Identity Characteristics
	Early- Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth –Senior
Funding for Personal Protective Equipment and Supplies (PPE)		All Canadians, Health Care Workers				Seniors, People with Underlying Health Conditions, Health Care Workers
• $2 billion to procure personal protective equipment and supplies for health care workers and patients.

This funding directly supports health care workers through improved access to personal protective equipment (PPE)–for example, N95 masks, gowns, gloves–which will reduce their risk of becoming infected with COVID-19, or transmitting the virus to patients. Front-line healthcare workers are mostly women and one in four are immigrants. For example, in 2018, over 90 per cent of regulated nurses in Canada were women, over 90 per cent of personal support workers in long-term care homes and community homecare are women and among health care and social assistance employees in Canada, 81 per cent are women. Visible minorities are overrepresented as workers in nursing and residential care facilities as per the 2016 Census.

Funding for improved access to health care equipment (e.g. ventilators) will directly benefit COVID-19 patients who require medical treatment. While all segments of the population are potentially vulnerable to COVID-19, seniors, as well as those with underlying health conditions, are most at risk of developing severe complications that require hospitalization. To date, those over the age of 60 account for over 95 per cent of COVID-19 deaths, though only about 37 per cent of cases.

Canadian industry and workers have also benefitted as companies have pivoted operations to support the domestic production of PPE and supplies.

These investments will indirectly benefit all Canadians, by serving to reduce the transmission of COVID-19 within health care centres, thereby improving outcomes among the general population. This will lead to improved health outcomes for all Canadians, as well as potentially reduce the severity of the attendant economic fallout.

PPE and Related Equipment Support for Essential Workers	All Canadians	Seniors, People with Underlying Health Conditions
• $11.4 million in 2020-21 to support enhanced procurement capacity, as well as efforts to coordinate and meet procurement needs in Canada, including the COVID-19 Supply Council.

Funding will support greater procurement capacity in the government, and will be used to assist the new Federal-Provincial-Territorial Procurement Table, the Integrated Procurement Operations Team, and the COVID-19 Supply Council. These groups will support and improve Canada’s procurement efforts from production to distribution. By facilitating access to products needed to react to the pandemic, this measure will benefit all Canadians, particularly individuals more vulnerable to COVID-19: seniors, people with medical conditions such as heart disease and hypertension, and people with weakened immune systems.

84	Annex 1

(Please see end of table for description of definitions used.)	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Identity Characteristics
	Early- Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior
Support for Health Canada and the Public Health Agency of Canada		All Canadians				Seniors, People with Underlying Health Conditions
• $88 million in 2020-21 to support Health Canada and the Public Health Agency of Canada’s enhanced response to the COVID-19 pandemic.

This funding allows Health Canada and the Public Health Agency of Canada to implement enhanced COVID-19 response measures. This includes a scale up of Canadian quarantine sites to assist incoming travelers who don’t have a place to quarantine, to improve efficiency of testing and validation of test results, and facilitate access to drugs and medical devices to combat COVID-19. By enhancing operations, this measure benefits all Canadians directly while indirectly benefiting those more vulnerable to COVID-19 including people with medical conditions and seniors.

Safe Restart Agreement	All Canadians	Essential Workers, Parents, Seniors, People with Underlying Health Conditions
• Approximately $14 billion in 2020-21 to support provinces and territories in the safe reopening of the country’s economies over the next 6-8 months.

COVID-19 and its socio-economic impacts are not affecting all Canadians equally, with women, racialized, and/or immigrant workers being most affected due to their significant representation in Canada’s health care, elder care, child care, personal support work, and essential service sectors. The Safe Restart Agreement particularly targets Canada’s vulnerable populations and care sectors and is expected to support women, racialized, and/or immigrant workers working in the health care, elder care, and child care sectors. In addition, the Agreement will also reduce child care-related barriers to work for parents, which is expected to be particularly beneficial for women with young children, who tend to take on the majority of the burden of caring for children. This measure also helps Canadian industry and their workers by helping them to adapt their production to this new demand. More broadly, this will help all Canadians by supporting a safe reopening of the economy.

Reducing Import Costs to facilitate access to Certain Medical Goods, including PPE	All Canadians	Health Professionals, Essential Workers

• Waive customs duties for certain imported medical goods, including personal protective equipment, to reduce costs for imports and ensure tariffs do not create a barrier to accessing certain medical goods.

This measure reduces the cost of certain imported medical supplies, including personal protective equipment (PPE), by waiving customs duties. All Canadians benefit in the form of lower customs duties to be paid on imports of certain medical products, including PPE. This measure facilitates access to needed medical goods and PPE for all Canadians, including health care workers and others providing essential services (e.g., grocery stores, food processing). The measure will remain in place for as long as warranted by the COVID-19 situation.

GBA+ Summary for Canada’s COVID-19 Economic Response Plan	85

(Please see end of table for description of definitions used.)	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Identity Characteristics
	Early- Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior
Support for COVID-19 Medical Research and Vaccine Developments		All Canadians				Health Professionals
• $40 million over two years for the Canadian COVID-19 Genomics Network to coordinate a COVID-19 viral and host genome sequencing effort across Canada.
• $23 million over two years for the Vaccine and Infectious Disease Organization-International Vaccine Centre to accelerate development of a vaccine against COVID-19.

• $29 million over two years for the National Research Council to begin the second phase of critical upgrades to its Human Health Therapeutics Royalmount facility to ready it for the production of vaccines for clinical trials.

• $600 million over two years for the Strategic Innovation Fund to support vaccine and therapy clinical trials led by the private sector.
• $10 million over two years for a Canadian data modelling initiative to coordinate and share pandemic related data across the country.
• $10.3 million over two years, and $5 million ongoing, to support the Canadian Immunization Research Network in conducting vaccine-related research and clinical trials.
• $114.9 million through the Canadian Institutes of Health Research for research projects that will accelerate the development, testing, and implementation of medical and social countermeasures.
• $300 million over two years for the establishment of the COVID-19 Immunity Task Force to provide reliable estimates of potential immunity in Canadian populations.

These measures support national testing, clinical research infrastructure, and industrial scale research on COVID-19. Successful vaccine and therapy candidates could provide broad benefits to Canadians affected by the virus. While women are disproportionately more likely to be diagnosed with COVID-19, men have been slightly more likely to be admitted to the ICU after hospitalization and women have been slightly more likely to die. Seniors and those with compromised immune systems are at greater risk of serious illness. These measures will also indirectly benefit Canadian workers in the health sciences, pharmaceutical and research sectors.

Virtual Care and Mental Health Tools for Canadians	All Canadians	Health Professionals, People Experiencing Mental Health Issues

• $240.5 million in 2020-21 for virtual care and mental health tools to help Canadians safely engage with health providers through virtual health services and access reliable mental health supports in a safe and secure manner.

All Canadians, including vulnerable populations, stand to benefit from this measure, which will provide Canadians with resources to improve their health and well-being while minimizing their risk of exposure to COVID-19. This measure will also benefit healthcare professionals, by allowing them to exercise physical distancing more frequently by enabling them to treat patients virtually.

Public health measures, like physical distancing, health concerns and anxiety, as well as economic uncertainty resulting from the COVID-19 pandemic are affecting the mental health and well-being of many Canadians. Approximately half of Canadians report that their mental health has worsened since physical distancing to address COVID-19 began, reporting an increase in stress levels, anxiety, depression and loneliness.

These negative impacts are particularly significant for youth and LGBTQ2 individuals, as well as recent immigrants and racialized populations. Additional mental health support has been provided to children and youth, including those living in rural communities, through the Kids Help Phone.

86	Annex 1

(Please see end of table for description of definitions used.)	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Identity Characteristics
	Early- Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior
Health & Social Support for Northern Communities		Northern Communities				Indigenous Peoples, Rural and Remote Populations
• Up to $114.9 million to be provided in 2020-21 to support northern communities, including support for air carriers, enhanced food subsidies and other emergency health care preparations and response.

There is particular concern regarding the impact of COVID-19 in Canada’s northern, isolated and remote communities, reflecting factors such as health vulnerabilities, the high cost of goods, fragile and limited supply networks, limited infrastructure, housing shortages and overcrowding, and a high reliance on travel to cities and towns to access healthcare and other services. The measures will directly benefit communities throughout the North of Canada, with funding to the territorial governments benefiting the populations of those jurisdictions, and funding for Nutrition North Canada benefitting isolated northern communities in the provinces and territories. The measures will benefit low-income individuals, who are particularly vulnerable to the impacts of COVID-19, and who are overrepresented in small, isolated, and remote Northern communities. The measures will also benefit Indigenous peoples as they make up a significantly larger portion of the population in the North relative to other regions of Canada. According to the 2016 Census, 4.9 per cent of the overall Canadian population was Indigenous, while regional breakdowns show that Indigenous people make up 23.3 per cent of the population in Yukon, 50.7 per cent in the Northwest Territories, and 85.9 per cent in Nunavut.

Enhancing Public Health Measures in Indigenous Communities	Indigenous Peoples	Indigenous Peoples

• $285.1 million to support the ongoing public health response to COVID-19 in Indigenous communities. The investment will fund community-led responses to the pandemic, and provide targeted increases in primary health care resources for First Nations communities.

Indigenous communities often deal with unique complexities related to remoteness, lack of infrastructure and capacity to deliver services, crowded housing and underlying health conditions, which put them at a greater risk of contracting COVID-19. This investment will enhance public health responses to COVID-19 in Indigenous communities and will primarily benefit elders and individuals with existing medical conditions, who are at higher risk for developing severe and possibly fatal complications from COVID-19.

Support for International Partners	All Canadians	Individuals in Other Countries, All Canadians

• Provide $442 million, and an additional $50 million announced as part of the COVID-19 Response Fund, to multilateral and bilateral international partners to provide urgent assistance and support international vaccine development efforts.

This measure will provide targeted assistance to groups negatively affected by the pandemic from both a health and socioeconomic standpoint. These groups include women and girls, person with disabilities, migrants, refugees, internally displaced persons, Indigenous peoples, the elderly and low-income persons. Canadians will also benefit indirectly through reduced risks from the disease, both at home and abroad.

This programming will be delivered under Canada’s Feminist International Assistance Policy, which places gender equality and the empowerment of women and girls at the center of its efforts. In addition, in support of the achievement of the 2030 Agenda for Sustainable Development, Canada’s international assistance will aim to ensure that development results will reach the poorest and most marginalized and lead to better development results that benefit all. For example, Canada’s contribution to the UN’s Global Humanitarian Response Plan for COVID-19 will ensure access to women’s

GBA+ Summary for Canada’s COVID-19 Economic Response Plan	87

(Please see end of table for description of definitions used.)	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Identity Characteristics
	Early– Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior

health and sexual and reproductive health and rights services and supplies, while recognizing the role that local women’s organizations play in country-level delivery. Support to the Coalition for Epidemic Preparedness Innovations will also contribute to the COVID-19 vaccine efforts while taking into account sex and gender-based considerations such as the impact of the pandemic on pregnant women and ensure efficacy of vaccines across the population. Other initiatives to address education and nutrition issues will also respond to food shortages and high food prices to limit malnutrition and hunger, especially for women and girls who comprise 70 per cent of the world’s hungry.

Consular Assistance for Canadians Abroad	All Canadians	Canadian Travelers
• $100 million to support consular assistance for Canadians abroad affected by the COVID-19 pandemic.

This measure supports the provision of consular assistance to Canadians, including: increasing capacity at Global Affairs Canada’s emergency response centre; facilitating the return of Canadians stranded abroad; providing emergency loans to Canadian travelers; and partnering with international organizations to support Canadians unable to immediately return to Canada.

Funding provides essential assistance to Canadians abroad affected by COVID-19. Assistance was made accessible to all Canadians abroad, and, whenever possible, Canadians who self-identified as having a particular vulnerability due to age and other identity factors were prioritized for assistance.

Direct Support Measures
Support for Individuals

Canada Emergency Response Benefit	Workers affected by COVID	Workers affected by COVID; all Canadians
• $80 billion in 2020-21 to provide income support to working age individuals whose employment status has been affected by COVID-19.

The CERB provides direct income support to Canadians of working age who have stopped working or whose work hours have been reduced owing to COVID-19 This support measure is available to Canadian workers who are eligible for Employment Insurance, as well as many of those who are not eligible for Employment Insurance. It was expected that the CERB would be accessed by a broad cross-section of Canadians over the course of the COVID-19 response. Impacts and take-up rates to date discussed here are taken from Statistics Canada’s May 2020 Labour Force Survey.

Although women’s employment loss was initially higher, total employment losses from February to April were evenly split between women (17 per cent) and men (15 per cent). In May, employment increased more than twice as fast among men than women, reducing total cumulative employment losses to 13 per cent for men and 16 per cent for women. Between March 15 and mid-May, men and women were equally likely to have applied for the CERB. Going forward, employment might be expected to increase somewhat faster among men than women in the coming months given the more rapid increase in goods-producing industries in May and the fact that women are more likely to continue with caregiving responsibilities while childcare facilities remain closed and while school is disrupted. In terms of industries, the drastic impact on employment in the accommodation and food services industry has resulted in the highest application rate for the CERB with 43 per cent of those employed in this industry applying for the CERB. Similarly, youth, students and newcomers have been disproportionately affected by the pandemic, resulting in higher application rates for CERB relative to other age groups and citizenship status respectively. Lastly, self-employed workers faced significant losses in hours worked in May. 43 per cent of self-employed workers worked less than half their usual hours for COVID-19-related

88	Annex 1

(Please see end of table for description of definitions used.)	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Identity Characteristics
	Early- Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior

reasons, a drop from 50 per cent in April. As a result, 2 in 5 self-employed workers applied for the CERB, while only 12 per cent of private sector and 5 per cent of public sector employees applied.

Those working in the informal economy are not captured in the Labour Force Survey, but are likely to have experienced significant declines in income and the availability of work as a result of the pandemic. Similarly, racialized Canadians and communities have been disproportionately affected by the economic crisis, so one would expect higher CERB take-up rates for these populations, although the data required have not yet been collected. An in-depth look at the disproportionate impact of COVID-19 on specific groups and those receiving the CERB is presented in the GBA+ Summary Section of Ch.1.

Canada Emergency Wage Subsidy	Workers and Employers Affected by COVID-19	Employees of Eligible Employers; Owners and Shareholders

• $82.3 billion in 2020-21 to provide a wage subsidy to eligible employers. This includes funding set aside for the proposed extension announced on May 15, the details of which the government will soon announce.

The measure provides a wage subsidy for eligible employers covering 75 per cent of an employee’s wages, up to $847 per week. The wage subsidy is available to most private sector employers, including: businesses, non-profit organizations and registered charities. The wage subsidy could help to limit employment losses associated with the economic downturn caused by the COVID-19 pandemic. As a result, employees of eligible entities are benefitting the most from the measure.

In addition to benefitting workers, shareholders or owners of eligible businesses may also benefit from the measure, since the subsidy could help reduce labour expenses at a time of reduced business activity. Individuals benefitting from non-profit organizations and charities may also benefit from this measure. Additionally, Indigenous government-owned businesses may be eligible for the subsidy, which may benefit Indigenous communities.

As of June 29, 2020, small-sized employers (25 or fewer employees) represented the largest share of approved applications in all three claim periods, while medium-sized employers (26-250 employees) accounted for the largest number of employees supported per claim period. These results may reflect in part the fact that smaller firms are more liquidity-constrained than larger firms, some of whom may not have applied for the program yet. By industry, current CEWS applicant data show that the largest number of employers receiving support in all three claim periods to date were in professional, scientific and technical services, but the largest numbers of employees covered were in manufacturing and accommodation and food services. Beneficiaries were also most likely to reside in Ontario, Quebec, British Columbia and Alberta, in line with their share of the population. Although no data are available on the gender composition of the employees receiving CEWS, based on the analysis of the current CEWS applicant data, it is possible that men are slightly more likely to be covered by the CEWS than women. This is, however, only suggestive and a more detailed analysis will be required once 2020 income tax data are available. More information on the recipients of the Canada Emergency Wage Subsidy is presented in the GBA+ Summary Section of Ch.1.

GBA+ Summary for Canada’s COVID-19 Economic Response Plan	89

(Please see end of table for description of definitions used.)	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Identity Characteristics
	Early- Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior
Temporary Business Wage Subsidy		Workers and Employers Affected by COVID-19				Employees of Eligible Employers
• $2 billion to provide a 10-per-cent wage subsidy to eligible employers from March 18, 2020 to June 19, 2020.

This measure provided a wage subsidy calculated as 10 per cent of eligible remuneration paid to employees between March 18, 2020 and before June 20, 2020, up to a maximum subsidy of $1,375 for each employee. The total support available for each eligible employer was subject to a maximum of $25,000 during the three-month period. The 10 per cent wage subsidy was available to eligible Canadian-controlled private corporations (including cooperatives), individuals (excluding trusts), partnerships and non-profit organizations or registered charities. It was not available to public corporations. The wage subsidy was expected to limit employment loss associated with the economic downturn caused by the COVID-19 pandemic. As a result, employees of eligible entities are expected to benefit. Overall, the wage subsidy was a broad-based measure that was expected to benefit workers across a wide range of industries. Within eligible firms, younger and lower income groups are likely to benefit the most since these are the employees more likely to have been laid off in the absence of the subsidy. Owners of eligible corporations were also expected to benefit from the measure, since the subsidy could help to reduce labour costs at a time of reduced business activity.

Essential Workers WageTop-up	Low-wage Working Canadians	Low-wage Health Care Workers, Visible Minorities
• Up to $3 billion in 2020-21, to enable provinces and territories to provide essential workers with temporary wage increases.

The Essential Workers Wage Top-Up is expected to disproportionately benefit low-wage Canadians working in essential services, which could include a number of sectors such as workers in healthcare and retail (e.g. grocery stores, pharmacies), depending on the province or territory. At the national level, Statistics Canada data indicate that women represent 80 per cent of healthcare workers (including employment in long-term care facilities) and more than half of retail, and accommodation and food services workers, suggesting that women working low-wage jobs in essential services will be the primary beneficiaries of this measure. While current data on the racial segmentation in Canada’s labour force is broad, visible minorities are over-represented in many essential services sectors including in the health care (includes long-term care), social assistance, accommodation, and food services sectors. Provinces and territories are responsible for determining which essential workers will qualify for support and how much these workers will receive.

90	Annex 1

(Please see end of table for description of definitions used.)	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Identity Characteristics
	Early- Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior
Temporary Enhanced GST Credit		Low- and Modest-income Canadians				Low- and Modest-income Canadians
• Supplementary GST Credit payment made in April 2020, doubling the maximum annual GST Credit payment amounts for the 2019-20 benefit year.

Temporarily doubling the 2019-20 GST Credit amounts and paying out the incremental benefit as a lump-sum GST Credit Top-Up in April 2020 benefited over 12 million families, including roughly 1.6 million who would not have otherwise received the GST Credit due to their level of income.

The largest benefits, and the bulk of aggregate benefits, accrue to individuals and families with low and modest incomes (below about $38,000 in 2018) who were already receiving the status quo GST Credit. Seniors and single parents, and single mothers in particular, benefit from this measure at a higher rate than the general population due to their lower average incomes.

Temporary Enhanced Canada Child Benefit	Families with Children	Children
• Supplementary Canada Child Benefit amount of up to $300 per child on May 2020 payment.

This measure provides support consistent with the overall distribution of recipients of the Canada Child Benefit (CCB), which is provided to eligible families with children under 18. Additional support has been provided to about 3.7 million families with children, particularly low- and middle-income families. It is estimated that about one-quarter of the additional benefits were provided to families with net incomes under $30,000.

This measure is expected to benefit children and their parents in providing for the costs of raising children. Two-parent families in particular received additional support under this measure – it is estimated that 73 per cent of the additional benefits were provided to these families and 27 per cent to single parents (more likely to be women). Since the CCB is paid to the female parent (where one is present in the household) in the vast majority of cases, the increased CCB directly benefitted women, particularly those aged 30-49. When taking into account that the additional support is intended for the benefit of the children, the overall gender impacts of the measure are expected to be more even.

Canada Student Loan Repayment Moratorium	Canadians with Student Loan Debt	Recent Graduates

• $190 million, in 2020-21, to place a moratorium on Canada Student Loan repayments and to cover the interest during the moratorium period so that no interest accrues on Canada Student Loans in the eye of the borrower.

Borrowers are primarily youth, with around 80 per cent being 30 years old or younger, and are roughly 60 per cent women and 40 per cent men, as this is the general proportion of men and women in post-secondary education. As a result, more women may benefit. This measure is also expected to benefit low- and middle-income individuals more as to qualify for a Canada Student Loan a borrower must be from a low- or middle-income family. Around 15 per cent of CSLP recipients live in rural areas (excludes census metropolitan areas, census agglomerations with populations of 50,000 or more and provincial capitals), just slightly below the share of the Canadian population that lives in rural areas (16.8 per cent in 2016).

GBA+ Summary for Canada’s COVID-19 Economic Response Plan	91

(Please see end of table for description of definitions used.)	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter -generational	Additional Identity Characteristics
	Early- Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior
Waiving the Employment Insurance Waiting Period		Canadians in Imposed Quarantine				People in Insurable Employment

• $5 million in 2020-21 to waive the mandatory Employment Insurance waiting period for eligible workers who are in quarantine or have been directed to self-isolate and are claiming Employment Insurance sickness benefits.

At the time the measure was announced in early March, waiving the Employment Insurance (EI) waiting period was expected to facilitate compliance with public health orders and, as such, protect those most vulnerable to becoming severely ill with COVID-19, including seniors and people with pre-existing medical conditions. The public health situation in Canada has evolved significantly since the announcement of this measure. Due to the unprecedented number of EI claims received following the establishment of containment measures across the country, the Government established the Canada Emergency Response Benefit (CERB), which is temporarily replacing EI sickness and EI regular benefits for anyone who became eligible on March 15, 2020 or later. Of note, in addition to historically accounting for a greater proportion of EI sickness benefit claims (e.g., 56.3 per cent in 2017-18), women have also accounted for a larger portion of COVID-19 cases in Canada.

Advertising Campaign: Government of Canada’s Covid- 19 Economic Response Plan	Adult Canadians and Business Owners	Self-employed Canadians, Youth, Seniors, Indigenous, Newcomers
• $10 million in 2020-21 to inform Canadians and businesses of the financial assistance available to support them during the COVID-19 pandemic, and how they can apply.

This multi-channel advertising campaign (TV, print, digital) will leverage paid and unpaid communications strategies in an effort to reach as many Canadians as possible to inform them of the Government’s COVID-19 financial assistance programs. At the time the advertising was launched, research indicated that 66 per cent of Canadians were worrying or were somewhat worried about the sustainability of their financial situation, while 56 per cent were worried about their ability to pay their bills. In the same research, 40 per cent of respondents had not heard anything in the news about the financial measures announced by the Government of Canada. Canadians with low-income, high school education and those who are part of a visible minority were more at risk of not knowing about the financial measures available.

COVID-19 Communications and Marketing	All Canadians	Low-and Modest-income Canadians, People with Underlying Health Conditions

• $50 million in 2020-21 to coordinate a whole-of-government communications and marketing strategy that will ensure clear and high visibility of public health advice and guidance, help individuals and businesses understand how to benefit from the range of supports available to them, and provide clear, trusted messaging regarding safety and security, including travel advice.

All Canadians will benefit from the development of a broad-based communications strategy regarding the government’s response to COVID-19. Communications will be tailored to reach specific sub-populations who may be affected by the pandemic – including Indigenous peoples, those who do not speak English or French, and people with disabilities, through measures such as simultaneous interpretation – to ensure that all Canadians have equal access to the federal government’s health information and financial support initiatives available to help them through this crisis.

92	Annex 1

(Please see end of table for description of definitions used.)	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter -generational	Additional Identity Characteristics
	Early- Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth –Senior

Specifically, communications helping individuals obtain financial support could increase benefits to low income individuals. The health and safety related messaging is also expected to particularly benefit Canadians who are at risk of suffering more severe outcomes from COVID-19, including seniors and people with underlying health conditions.

Support for Students and Recent Graduates
Canada Emergency Student Benefit	Post- secondary Students and Recent Graduates	Post-secondary students and recent graduates

• $5.25 billion to provide income support to eligible post-secondary students and recent graduates who have lost work and income opportunities for reasons related to COVID-19 and who are ineligible for the Canada Emergency Response Benefit.

The Canada Emergency Student Benefit provides income support to eligible post-secondary students and recent graduates who are unable to find work or unable to work due to COVID-19. The majority of the student population—around 80 per cent—is youth under 30 years of age. This initiative is likely to benefit more women, as according to Statistics Canada, women outnumber men at all postgraduate levels except for doctoral. In 2017, women accounted for approximately 57 per cent of post-secondary education graduates. Additionally, women 15-29 years of age have recently experienced higher rates of employment loss. Due to lower rates of student enrollment among first-generation students (those whose parents didn’t complete postsecondary), low-income students, Indigenous students and students with disabilities than among their peers, this initiative may benefit these groups of youth relatively less. However, this benefit also provides additional targeted support to students with dependants and disabilities, who are more likely to be low-income.

Canada Student Service Grant (CSSG)	Post-Secondary Students	Post-Secondary Students
• $900 million in 2020-21 to provide up to $5,000 to eligible post-secondary students who do national service and help their communities during the COVID-19 pandemic.

There is relatively little difference in volunteerism rates among women and men. However, this measure may benefit more women given higher rates of post-secondary enrollment (approximately 60 per cent) and higher rates of recent employment losses amongst women aged 15-29. As a result, more young women may seek out opportunities to participate in national service to support their communities while also seeking to make up for lost income to support their education. Due to lower rates of student enrollment among first-generation students (those whose parents didn’t complete postsecondary), low-income students, Indigenous students and students with disabilities than among their peers, this initiative may benefit these groups of youth relatively less. Further, because rates of volunteerism are higher among students from higher income families, these students may be disproportionately represented. Students who have supports from their parents during the school year and summer or who have post-secondary student loans may be more likely to access the CSSG than students who need to work throughout the year (i.e. students who are eligible for the Canada Emergency Response Benefit (CERB) are not eligible for the CSSG) or work full-time in minimum wage jobs to meet their financial needs. Of note, students receiving the Canada Emergency Student Benefit are eligible for the CSSG.

GBA+ Summary for Canada’s COVID-19 Economic Response Plan	93

(Please see end of table for description of definitions used.)	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Identity Characteristics
	Early- Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior
Expanding Existing Federal Employment, Skills Development, Student and Youth Programming		Post-secondary Students and Recent Graduates				Post-secondary Students, Recent Graduates

• $1 billion in 2020-21 to expand existing federal employment, skills development, and youth programming to create jobs, placements and other training opportunities to help students find employment and develop valuable skills.

Support will primarily benefit students in college or university at the undergraduate, graduate or post-doctoral level, as well as some other youth aged 15-30.

Overall, these measures are somewhat more likely to benefit women. Women comprise 60 per cent of Canadian post-secondary students, and women of student-age (15 to 29 years old) are also more likely to be affected by unemployment as recent employment rate changes show women were disproportionately affected in both full- and part-time job losses. Certain youth continue to face barriers in education and employment. For example, according to the 2016 Census, the percentage of young Black women and men in Canada (ages 13-17) not in employment, education or training was 13 per cent and 20 per cent, respectively, compared to 10 per cent for other young women and 12 per cent for other young men. This was due in large part to persistent socioeconomic barriers, which this program serves to address.

With respect to graduation rates, 89 per cent of non-Indigenous people (ages 25-64) had obtained at least a high school diploma (or equivalent) compared to 75 per cent of registered First Nations living off reserve; 57 per cent of First Nations living on reserve; 82 per cent of Métis persons; 77 per cent of Inuit living outside Nunangat and 47 per cent living inside; and 80 per cent of non-status First Nations.

Efforts to assist youth (whether in school or not), post-secondary students and recent graduates will be tailored to help address these types of persistent barriers.

Enhancing Student Financial Assistance for Fall 2020	Post-secondary Students	Low Income Post-Secondary Students
• $1.9 billion over two years starting in 2020-21 to double Canada Student Grants and change eligibility requirements for student financial assistance in 2020-21.

This suite of measures targets low- and middle- income students who may have difficulty paying for their education in the current economic circumstances. While these measures help all post-secondary students who require financial assistance, women are more likely to benefit as they represent approximately 60 per cent of Canada Student Loans Program clients and 56 per cent of post-secondary students, and receive higher Canada Student Grants amounts than men on average. These measures will specifically benefit youth as 72 per cent of student financial assistance recipients were under 25 years old in 2018-19.

Additionally, this measure provides more targeted support to students with permanent disabilities and students with dependants through doubling the Canada Student Grants (CSGs) for these populations. In 2016-17, over 37,000 grants were given to students with permanent disabilities and over 35,000 grants were given to students with dependants. Many students with permanent disabilities and students with dependants have low incomes, with over 80 per cent of students who receive the CSGs for Students with Permanent Disabilities also receiving the CSG for low- and middle- income students and approximately 81 per cent of student parents having incomes at or below the CSG low-income

94	Annex 1

(Please see end of table for description of definitions used.)	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Identity Characteristics
	Early – Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior
threshold. Women are more likely to be recipients of the CSGs for students with dependants, and account for 95 per cent of these grant recipients who are single parents.
Changes to the Canada Summer Jobs Program		Post-secondary education students and recent graduates				Students
• Changes to Canada Summer Jobs to help businesses and young Canadians affected by COVID-19.

Canada Summer Jobs (CSJ) is being expanded to raise wage subsidies available to private and public sector employers, extend the program beyond summer 2020 to February 2021, and provide additional flexibilities to employers (e.g., allow the hiring of part-time staff).

Several groups continue to face barriers in education and/or employment. For example, according to the 2016 Census, newcomers to Canada (ages 15-24), had an employment rate of 38.3 per cent and an unemployment rate of 16.7 per cent in 2016, compared to an employment rate of 54.3 per cent and an unemployment rate of 15.2 per cent for non-immigrant youth. Many factors contribute to these employment outcomes, such as lack of English/French language proficiency and persistent and systemic discrimination.

As a component of the Youth Employment and Skills Strategy, CSJ considers similar GBA+ factors in its design, and aims to help reduce barriers to education and/or employment by working with employers to support under-represented groups.

Support for Seniors
COVID-19 Support for Seniors	Seniors	Seniors, Low-income Canadians

•   $2.5 billion in 2020-21 for a one-time tax-free payment of $300 for seniors eligible for the Old Age Security pension, with an additional $200 for seniors eligible for the Guaranteed Income Supplement, to help seniors cover increased costs as a result of COVID-19.

•   $20 million in 2020-21 to Employment and Social Development Canada to expand the New Horizons for Seniors program to support organizations that offer community-based projects that reduce isolation.

The one-time tax-free payment will provide additional support to seniors to help them cover increased costs as a result of COVID-19. Low-income seniors, who are eligible for both the Old Age Security Pension and the Guaranteed Income Supplement, will benefit more. Of the 6.7 million seniors eligible for OAS, 54 per cent are women, while women comprise close to 60 per cent of the 2.2 million among them eligible for GIS.

The New Horizons for Seniors Program is designed to ensure that seniors benefit from, and contribute to, the quality of life in their communities through social participation and active living. This specific investment is meant to help address vulnerabilities created by COVID-19; as such, beneficiaries will tend to be relatively more vulnerable seniors, including low-income seniors and seniors with disabilities.

Reduction in Registered Retirement Income Fund (RRIF) Minimum Withdrawals	Seniors	Seniors
• Temporary 25 per cent reduction in minimum Registered Retirement Income Fund withdrawals.

GBA+ Summary for Canada’s COVID-19 Economic Response Plan	95

(Please see end of table for description of definitions used.)	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Identity Characteristics
	Early – Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior

The measure reduced required minimum withdrawals from Registered Retirement Income Funds (RRIFs) by 25 per cent for 2020. Over 94 per cent of individuals with RRIFs are over 60 years of age. Women represent about 53 per cent of all RRIF holders, and 55 per cent of individuals minimizing their RRIF withdrawals. Individuals over age 71 who claim the Disability Tax Credit for themselves hold RRIFs and minimize RRIF withdrawals at similar rates to individuals over age 71 who do not claim this credit.

Individuals over age 71 minimizing their RRIF withdrawals are generally higher income than the general population of individuals over age 71. Individuals over age 71 minimizing their RRIF withdrawals in 2017 had an average total income of around $63,700, which was higher than the income of individuals over age 71 not minimizing their RRIF withdrawals ($52,000), and those without RRIFs ($27,000).

Contribution of $9 Million through United Way for Local Organizations (in 2019-20)	Existing GBA+	Seniors	Seniors
• $9 million in 2019-20 contributed through the United Way, to help seniors get critical items like groceries and medications and connect them to community resources.

Seniors are particularly vulnerable to the impacts of COVID-19 and are likely to experience challenges getting essentials and connecting with others while isolating. Seniors directly benefit from increased support while practicing physical distancing.

According to the World Health Organization, greater support from families, friends and communities is linked to better health outcomes. Currently, seniors account for 18 per cent of the Canadian population. Because women have a higher life expectancy than men, a slightly larger share of seniors are women (54 per cent).

Support for Vulnerable Groups
Indigenous Community Support Fund	Indigenous Peoples	Indigenous Peoples

•   $380 million in 2020-21 for a new Indigenous Community Support Fund to address immediate needs in First Nations, Inuit, and Métis Nation communities, and to support organizations serving those who live in urban centres or off reserve, related to COVID-19.

This measure is expected to benefit Indigenous peoples across Canada. Many Indigenous communities are faced with unique challenges related to remoteness, lack of infrastructure and capacity, crowded housing, and increased underlying health conditions, which put individuals in those communities at greater risk of contracting COVID-19.

For individuals living off reserve, in urban centres, or separated from their communities, it can be difficult to access the help they need. This distinctions-based fund will provide Indigenous leadership and organizations with flexibility to design and implement community-based solutions to prepare for and react to the spread of COVID-19. Funding can be used to support elders and vulnerable community members, address food insecurity, provide educational or other support for children, or fund mental health assistance and emergency response services.

Supporting the On-reserve Income Assistance Program	First Nations on Reserve	Persons with Disabilities

96	Annex 1

(Please see end of table for description of definitions used.)	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Identity Characteristics
	Early – Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior
• $270 million to supplement the On-reserve Income Assistance Program.

The economic impacts of COVID-19 are expected to result in more individuals and families on reserve becoming eligible for Income Assistance. This investment will support individuals living on reserve without employment income, who are not eligible for Employment Insurance or other COVID-19 benefits. As an income distribution measure, increased funding for the Income Assistance program primarily benefits low-income First Nation individuals on reserve. In particular, single men, single mothers and persons with disabilities are the largest beneficiaries of income assistance.

Support for Women’s Shelters and Sexual Assault Centres, including in Indigenous Communities	Women	Indigenous Women, New Immigrants, Women with Disabilities, Women in Rural Areas

•   $40 million in 2020-21 to Women and Gender Equality Canada to address the immediate needs of women’s shelters and sexual assault centres and $10 million in 2020-21 to Indigenous Services Canada’s existing network of emergency shelters on reserve and in the Yukon to support Indigenous women and children fleeing violence.

Not every home is safe. This measure invests in the health and safety of vulnerable women fleeing gender-based violence (GBV) and survivors seeking support services. A strong body of evidence shows that disaster situations often lead to increased violence. Since the onset of the pandemic, organizations providing supports and services to women and children experiencing violence in Canada have seen a surge in demand. Consultations conducted by the Department of Women and Gender Equality to better understand the impact of the crisis indicated that rates of GBV and domestic violence in some regions of the country were 20 to 30 per cent higher. Some populations are at higher risk for GBV, including Indigenous women (on and off reserve), immigrants and newcomers, women living with a disability, women living in rural and remote communities, LGBTQ2+ communities, as well as victims of human trafficking. Investments will support hundreds of GBV organizations, including women’s shelters, sexual assault centres and Indigenous women’s organizations across the country, providing additional funding to manage or prevent an outbreak in their facilities. Shelters, sexual assault centres and other GBV support services have become even more critical during COVID-19 as stay-at-home directives have increased the risks of violence. However, these shelters have had to reduce space, hours of operation, face-to-face appointments or close entirely, leaving the most vulnerable with increasingly limited options. Additional funding will help ensure that, across the country, women experiencing GBV have access to the protections and supports required for their health and safety.

Protecting and Supporting Indigenous Women and Girls Fleeing Violence	Indigenous Women	Indigenous Children

•   $29 million over two years and $11.2 million ongoing to build 12 new shelters and support their operational costs, and engage on how to help protect and support Indigenous women and girls experiencing and fleeing violence.

Since the onset of the COVID-19 pandemic, front-line service organizations have noted a surge in requests for help from women and children experiencing and fleeing violence in Canada, mirroring recent trends in China, France, Cyprus, Singapore, the United Kingdom and the United States. Indigenous women and girls experience discrimination and violence at a disproportionately higher rate than non-Indigenous women in Canada. According to the General Survey on Victimization, Indigenous women are three times more likely to be victimized by a current or former partner compared to

GBA+ Summary for Canada’s COVID-19 Economic Response Plan	97

(Please see end of table for description of definitions used.)	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Identity Characteristics
	Early – Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior

non-Indigenous women. Indigenous women on reserve experiencing violence may also have to leave their communities in order to access services and find safety. Building 12 new shelters on reserve and in the territories and engagement with Métis leaders and service providers primarily benefits Indigenous women and children fleeing violence, allowing them seek to safety in their communities and in a culturally-appropriate context.

Support for Canadians Experiencing Homelessness (through Reaching Home)	Canadians Experiencing Homelessness	Homeless Youth, Indigenous, Women and Children, Recent Immigrants in Urban areas

•   $157.5 million in 2020-21 to address the needs of Canadians experiencing homelessness through Employment and Social Development Canada’s Reaching Home program, including support for purchasing beds and physical barriers and securing accommodation to reduce overcrowding in shelters.

This measure is expected to benefit those experiencing homelessness who are at greater risk from the physical and social impacts of the COVID-19 pandemic. Given shelters’ challenges with facilitating physical distancing, lack of access to facilities to practice proper hygiene (e.g., for regular hand washing), and the transient nature of the population, people experiencing homelessness are more likely to contract and transmit the virus and are expected to be disproportionately affected. It is estimated that 35,000 Canadians experience homelessness on any given night. Some Canadians are more likely to experience homelessness than others, in particular, Indigenous peoples in Canada are 11 times more likely to use a homeless shelter than non-Indigenous people and make up about one-third of the shelter population. Other vulnerable groups include men between the age of 25 and 55, youth, LGBTQ2+ communities, women and children fleeing violence, and recent immigrants. Canada’s largest cities, where homelessness is concentrated, are expected to benefit from this additional federal support.

Support for Kids Help Phone	Children and Youth	Children and Youth
• $7.5 million in 2020-21 to Kids Help Phone to address the emotional and mental health needs of children and youth resulting from the COVID-19 pandemic.

This measure will primarily benefit children and youth with emotional and mental health needs resulting from the COVID-19 pandemic by supporting additional counselling capacity at the Kids Help Phone. Kids Help Phone provides free confidential professional online and telephone counselling and volunteer-led, text-based support in English and French to youth across Canada. National data shows a high burden of mental illness and suicide among youth aged 12 to 18 and young adults aged 19 to 24. In particular, youth from vulnerable populations (e.g. LGBTQ2, Indigenous, low income), face a higher burden of poor mental health. Emerging research from Statistics Canada indicates that 42 per cent of Canadian youth aged 15 to 24 reported excellent or very good mental health during the COVID-19 pandemic, compared to 62 per cent in 2018. The demand for Kids Help Phone’s services has surged: since March 15, there has been a nearly 100 per cent increase in texting conversations, and a nearly 350 per cent increase in COVID-19-related conversations.

Support for Food Banks and Local Food Organizations	Canadians Experiencing Food Insecurity	Vulnerable Populations, including Children and Seniors

•   $100 million ($25 million in 2019-20) to support food banks and other organizations providing emergency hunger relief across Canada that are facing increased demand for their services. This funding will be used to purchase food and other basic necessities.

98	Annex 1

(Please see end of table for description of definitions used.)	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Identity Characteristics
	Early- Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior

This measure will provide funding to national, regional, and local organizations across Canada serving people and communities experiencing food insecurity. These organizations—including but not limited to Food Banks Canada, Salvation Army, Second Harvest, Community Food Centres Canada, and Breakfast Club of Canada—are working with partners to meet the urgent food needs of Canadians, including Indigenous peoples and northern populations. In 2019, there were 1.1 million visits to food banks and 5.6 million meals served on average each month, with children and seniors comprising a large proportion of those accessing food banks. It is expected that visits to food banks will increase significantly due to the COVID-19 pandemic. By improving access to food, this measure will directly benefit all Canadians facing social, economic, and health impacts of the COVID-19 pandemic, with such challenges disproportionately affecting low income Canadians, Indigenous peoples and racialized Canadians

Support for Charities and Non-Profits Serving Vulnerable People	Vulnerable Canadians	Persons with Disabilities, Seniors, Youth, Indigenous Peoples, LGBTQ2
• $350 million in 2020-21 to establish an Emergency Community Support Fund to support charities and non-profits that deliver essential services to serve vulnerable people.

COVID-19 will have a disproportionate impact on vulnerable populations who are less resilient to the health, social and economic impacts of the pandemic. The establishment of an Emergency Community Support Fund provides funding to charities and non-profits across the country that are supporting vulnerable Canadians. Seniors, children and youth at risk, people with disabilities, and individuals who identify as LGBTQ2, among others will benefit from this investment. These groups rely on charitable and non-profit organizations that provide social services, and that reliance often rises in times of economic hardship.

Support for the Canadian Red Cross	All Canadians	Seniors, People with Underlying Health Conditions
• Up to $100 million in funding to help the Canadian Red Cross meet increased demand due to COVID 19, and to support future floods and wildfire relief efforts.

The Canadian Red Cross is actively responding to COVID-19 across Canada. This measure will support the Canadian Red Cross’s emergency response efforts to combat the COVID-19 pandemic, and help ensure the organization has the capacity to support future floods and wildfires relief efforts.

While this investment is expected to benefit all Canadians, early data shows that COVID-19 poses an increased health risk to some populations, including seniors, and those who have a compromised immune system or an underlying medical condition. The Canadian Red Cross can offer a range of services to help these populations, including support for quarantine and isolation sites, delivery of food and care to individuals who are self-isolating, as well as deployment of health specialists, and health supplies and equipment, including a mobile field hospital. Seniors are particularly vulnerable to the impacts of COVID-19 as they are likely to experience challenges getting essentials and connecting with others while isolating, and directly benefit from increased support from the Canadian Red Cross. The Canadian Red Cross operates in communities across the country, and can mobilize its resources to help Canadians in both urban and rural areas.

Enhancing the Canadian Red Cross’s capacity to respond to flooding and wildfires will also contribute to increased community and individual resiliency, and aid in their long-term recovery. Disasters can have disproportionate impacts on some segments of Canadian society. A 2007 report from the Canadian Red Cross identified 10 populations in Canada that are at the highest risk of experiencing some degree of loss, such as injury, death and damages, following a

GBA+ Summary for Canada’s COVID-19 Economic Response Plan	99

(Please see end of table for description of definitions used.)	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Identity Characteristics
	Early - Later or Existing		Men – Women	Strongly benefits Low –High	Benefits Youth – Senior
hazardous event. These populations include seniors, low-income residents and Indigenous peoples. The government is working on the timely implementation of this measure.
Support for Persons with Disabilities		Persons with Disabilities				Persons with Disabilities

•   $556.7 million for a one-time, tax-free payment for Canadians with a valid Disability Tax Credit certificate.

•   $15 million for the creation of a National Workplace Accessibility Stream of the Opportunities Fund for Persons with Disabilities to improve workplace accessibility and access to jobs for persons with disabilities.

According to the 2017 Canadian Survey on Disability, 22 per cent of Canadians 15 years of age and over have a disability. Taken together, these measures are expected to benefit persons with disabilities or long-term mental health issues and their caregivers.

Recipients of the one-time payment are individuals with severe and prolonged disabilities. Of the 1.25 million Canadians who qualify for the one-time payment, over half are from families with incomes of $50,000 or less,

Among working-age Canadians with disabilities, more than 1.5 million, or 41 per cent, are unemployed or out of the labour market entirely. Working-age persons with disabilities are expected to benefit from the National Workplace Accessibility Stream, through workplace accessibility measures, including by helping employers set up accessible and effective work-from-home arrangements, expanding accessible online training, and helping connect Canadians with disabilities working from home with employers.

Support for Businesses
Canada Emergency Commercial Rent Assistance	Small Businesses	Small Businesses

•   Up to $2.97 billion in 2020-21 for Canada Mortgage and Housing Corporation to offer forgivable loans to commercial property owners who give rent reductions to small businesses experiencing financial hardship due to COVID-19.

Canada Emergency Commercial Rent Assistance (CECRA) provides rent relief to eligible small businesses that are facing financial hardship due to COVID-19. It also supports commercial property owners who have difficulty meeting mortgage and other fixed operating expenses due to rent shortfalls from affected small business tenants. Employees will also benefit from the funding as CECRA will help small businesses remain open, protecting jobs. In 2017, almost 70 per cent of all private sector employees—8.3 million people—worked for small businesses.

According to the Survey on Financing and Growth of Small and Medium Enterprises, conducted by Innovation, Science and Economic Development Canada, in 2017, most SMEs were men-owned: 63 per cent were majority men-owned, 16 per cent were majority women-owned and 21 per cent were owned equally by men and women. Visible minorities held a majority ownership in 12 per cent of SMEs, Indigenous peoples held 1 per cent, and persons with disabilities held 1 per cent, while members of the same family held 42 per cent. The primary decision makers of SMEs tend to be older, with 59 per cent being 50 years of age or older; and well-educated, with 70 per cent having attained a post-secondary diploma or degree. Of primary decision makers, 25 per cent were also born outside of Canada, on average having resided in Canada for 27 years. This measure is also expected to have broader benefits for Alberta, British Columbia, Ontario and Québec where the majority of small businesses are located, mostly in urban areas.

100	Annex 1

(Please see end of table for description of definitions used.)	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Identity Characteristics
	Early – Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior
Enhancements to the Work-Sharing Program	☐ ⬛ ☐	Canadians in insurable employment				Canadians in insurable employment
• $12.25 million in 2020-21 to extend the maximum duration possible duration of Work-Sharing agreements, and to streamline the Work-Sharing application process.

Temporary enhancements to the Work-Sharing Program help employers who are experiencing a downturn in business due to COVID-19 and their workers. Effective March 15, 2020 to March 14, 2021, these measures consist of extending the Work-Sharing agreements from 38 weeks to 76 weeks, and streamline the application process.

Service-producing industries account for a large portion of COVID-19 related Work-Sharing Agreements. This is consistent with early indications suggesting that labour market impacts have been more pronounced in service industries such as accommodation and food services, and wholesale and retail trade. As of May 18, 2020, the manufacturing sector, the professional, scientific and technical services sector, the retail and wholesale trade sector, and the construction sector together accounted for approximately 60 per cent of approved COVID-19 related Work-Sharing agreements.

Employed men and women are expected to benefit from the temporary Work-Sharing enhancements in roughly the same proportion as their participation rate in the workforce.

Women Entrepreneurship Strategy– Ecosystem Top- up	☐ ☐ ⬛	Women Entrepreneurs	Organizations that Support Women Entrepreneurs
• $15 million in 2020-21 in additional funding for the Women Entrepreneurship Strategy (WES) for WES Ecosystem Fund recipient organizations to help women entrepreneurs through the COVID-19 pandemic.

Women entrepreneurs face particular challenges that are compounded during the COVID-19 economic crisis. Women-led businesses tend to be small in nature, have fewer resources to rely on during crises, and are most in need of business supports from organizations that understand their challenges. Other gender disparity issues, such as caregiving responsibilities, are compounded in the current context. Access to financing through traditional financial institutions remains a challenge.

Increased funding for the WES Ecosystem Fund will support expanded advisory services and other targeted assistance to women entrepreneurs to mitigate the disproportionate impacts of the current economic crisis on this group. Diversity and inclusion of different groups of women entrepreneurs is a policy priority.

The direct benefits of this proposal will accrue predominantly to women. Women entrepreneurs are not a homogenous group; there are multiple sub-groups of women with different–and sometimes intersecting–demographic characteristics, who pursue entrepreneurship. Only 16 per cent of all small and medium-size enterprises (SMEs) are majority owned by women, compared to 63 per cent majority men-owned (21 per cent are equally owned between men and women). Intersectional analysis that considers gender and additional diversity characteristics suggests that women entrepreneurs are strongly represented among visible minority owners and Indigenous owners. For example, approximately 51 per cent of Indigenous-owned SMEs are partially or wholly owned by women, and 19 per cent of visible minority entrepreneurs are women.

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(Please see end of table for description of definitions used.)	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Identity Characteristics
	Early – Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior
Support for Local Indigenous Economies and the Indigenous Tourism Industry	⬛ ☐ ☐	Indigenous Businesses and Communities				Rural and Remote Communities

•   $133.0 million in 2020-21 to help Indigenous communities support their local businesses and economies, including direct support for small and community-owned Indigenous businesses and Indigenous businesses operating in the tourism sector.

It is estimated that approximately 50 per cent of Indigenous businesses operate on reserve lands, and that 51 per cent are owned by Indigenous women. Indigenous women entrepreneurs are particularly vulnerable as they have less access to capital and are more likely to operate in the retail sector or own home-based micro businesses. This proposal addresses gaps in existing aid packages by offering needed assistance to smaller Indigenous businesses, including funding to help Indigenous communities support their local businesses and economies. This also includes direct support for Indigenous businesses operating in the tourism industry.

Support for Indigenous Businesses and Aboriginal Financial Institutions	⬛ ☐ ☐	Indigenous Businesses	Rural and Remote Communities, Young Entrepreneurs

•   Up to $306.8 million to support Indigenous businesses through repayable and non-repayable contributions, and to support the operating expenses and liquidity pressures of Aboriginal Financial Institutions, and program administration through the National Aboriginal Capital Corporations Association.

Aboriginal Financial Institutions (AFIs), which offer financing and business support services to First Nations, Inuit, and Métis businesses, will provide short-term, interest-free loans and non-repayable contributions to Indigenous businesses. These businesses are especially vulnerable to the impact of the COVID-19 crisis as they operate with less equity and are concentrated in sectors that are hardest hit by the pandemic.

According to the National Aboriginal Capital Corporations Association, approximately 30 per cent of Indigenous businesses supported by AFI financing in 2017–18 were majority-owned by women. Slightly over half of the businesses supported by the AFI network are operated by women and 60 per cent of the businesses are sole proprietorships. Further, about half of Indigenous entrepreneurs are young and 30 per cent of AFI-supported Indigenous entrepreneurs were 35 years old or younger. Indigenous women entrepreneurs are particularly vulnerable as they have less access to capital and are more likely to be in retail or own home-based micro businesses.

Financial Relief for First Nations through the First Nations Finance Authority	Existing GBA+	Indigenous Peoples	First Nations with First Nations Finance Authority Loans
• $17.1 million in interest payment relief to First Nations with existing loans under the First Nations Finance Authority.

This measure is intended to provide financial relief so that First Nations can focus on the health and safety needs of their communities during COVID-19. It is anticipated that this investment will benefit 58 First Nations that have loans with the First Nations Finance Authority. Since benefits go to the community as a whole, this measure is not expected to impact individuals on the basis of gender, age or income.

102	Annex 1

(Please see end of table for description of definitions used.)	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Identity Characteristics
	Early – Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior

By supporting the stability of the First Nations Fiscal Management Act regime, this investment will also allow existing and new First Nation borrowing members access to low-interest financing for future infrastructure and economic development needs.

Support for Northern Businesses	☐ ☐ ⬛	Businesses in the Territories	Indigenous Businesses, Young People
• $15 million in non-repayable support for businesses in the territories to help address the impacts of COVID-19.

The Canadian Northern Economic Development Agency has established a $15 million Northern Business Relief Fund that will provide grants to small and medium-sized businesses affected by COVID-19. The grants will range from $2,500 to $100,000 to cover eligible short-term operating costs for a period of four months, retroactive to April 1, 2020. There are over 3,000 small and medium-sized business in the territories. Support for these businesses will help retain highly qualified professionals essential to the northern economy.

Eligibility for the Northern Business Relief Fund is broad and includes all businesses with fewer than 20 employees, including those operated by underrepresented Canadians. As Indigenous peoples comprise half the population of the territories and own hundreds of small businesses, they will directly benefit from the fund. With 60 per cent of the territories’ population under the age of 40, young entrepreneurs will also be among the fund’s primary beneficiaries.

Support for Businesses Unable to Access other Emergency Measures	☐ ☐ ⬛	Canadian Businesses	Rural and Remote Communities, Entrepreneurs, Youth

•   $675 million to provide financing support through Regional Development Agencies to small and medium-sized businesses that are unable to access existing COVID-19 supports.

•   $287 million to support rural businesses and communities by providing access to capital through the Community Futures Network.

•   $250 million to provide support through the National Research Council’s Industrial Research Assistance Program to assist innovative, early-stage companies that are unable to access other COVID-19 business supports.

•   $20.1 million in support for Futurpreneur Canada to provide payment relief for its young entrepreneur clients facing challenges due to COVID-19 for up to 12 months.

Regional Development Agencies will provide credit to small and medium-sized business that are unable to access other COVID-19 support measures, in particular businesses that lack existing relationships with traditional financial institutions. Many of these businesses are owned by women, new Canadians, Indigenous peoples and persons with disabilities who are especially vulnerable during this uncertain time.

Rural and remote communities are often the first to feel the effects of an economic downturn and are frequently among the last to recover. The Community Futures Network of Canada will provide financial assistance to small businesses to bridge them through this period of reduced consumer demand. Of the small businesses financed by Community Futures Organizations, 10 per cent are in the primary sector, 22 per cent are in manufacturing and 68 per cent are in services like retail stores, restaurants, camping outfitters and small hotels which employ many low-wage workers. Women represent more than half of retail, and accommodation and food services workers, suggesting women represent a significant portion of the small businesses financed. Community Futures Organizations also run training programs that support entrepreneurs with disabilities.

The National Research Council’s Industrial Research Assistance Program (IRAP) will provide wage support to small and medium-sized technology firms that do not yet have revenue or are in the early stages of product development and face

GBA+ Summary for Canada’s COVID-19 Economic Response Plan	103

(Please see end of table for description of definitions used.)	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Identity Characteristics
	Early – Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior

hurdles in accessing credit, and in many cases are ineligible for the Canada Emergency Wage Subsidy program. The National Research Council strives to ensure that there are no barriers to the participation of underrepresented groups in the program and has recently adopted a new diversity strategy to help enhance support for under-represented groups through its outreach, advisory, and funding activities.

Futurpreneur will continue to provide lending to young entrepreneurs between the ages of 18 and 39. Approximately 45 per cent of Futurpreneur clients are women, and 35 per cent are francophone. Of the loans disbursed in 2017-18, 25 per cent supported newcomer entrepreneur businesses and 3.6 per cent supported Indigenous start-ups.

Parks Canada Revenue Replacement and Rent Relief	☐ ⬛ ☐	All Canadians	Small Businesses Operating in Parks Sites
• Up to $74.1 million in 2020-21 to replace lost Parks Canada Agency visitor revenue and to facilitate rent relief to eligible business and municipal tenants and licensees.

This measure replaces lost visitor revenue due to the closure of the national parks, national marine conservation areas and national historic sites due to COVID-19. It also enables the Parks Canada Agency to provide rent relief to eligible business and municipal tenants and licensees.

These actions are not expected to have disproportional benefits or negative impacts on specific groups of Canadians. Funding to replace lost revenue will support the retention of the Parks Canada Agency’s workforce, 48.8 per cent of whom are women and 7.7 per cent of whom are Indigenous people.

The rent relief is intended to support small businesses operating in Canada’s national parks, national historic sites and national marine conservation areas who are facing financial hardship due to COVID-19 and who are unable to pay their rent. Over 700 businesses may now be eligible for relief from the Government of Canada under similar eligibility conditions to those of the Canadian Emergency Commercial Rent Assistance program.

Granville Island Emergency Relief Fund	☐ ⬛ ☐	Specific Region; Small to Medium- sized Businesses	Vancouver Region; Businesses and Employees on the Island
• $17 million in 2020-21 to use as emergency relief for Granville Island and sustain its operations for one year in response to the impacts of COVID-19.

Granville Island is a major international tourist attraction in the Vancouver region and is considered a site of national importance. It is home to 300 businesses, composed of a variety of small independent businesses and non-profit art & cultural venues, which employ approximately 3,000 people. COVID-19 has significantly affected Granville Island’s revenues from rent and parking, rendering it unable to meet its operating expenses for the year.

Through the emergency funding provided for its operating costs, Granville Island will provide rent relief for its businesses that have been financially affected by COVID-19. The primary industries on Granville Island are arts & culture, tourism, retail, and restaurant & food services. The 3,000 employees on the Island are composed mainly of artists, cultural workers, and retail, restaurant and other service industry workers. On average, artists and cultural workers earn 32 per cent less than the overall workforce. Women comprise 52 per cent of artists, higher than the proportion of all workers (48 per cent), and 52 per cent of artists are self-employed, compared with only 12 per cent of all Canadian workers. In 2019, women represented 52 per cent of all workers in the retail trade industry, and 56 per cent of all workers in the accommodation and food service industry in Canada.

104	Annex 1

(Please see end of table for description of definitions used.)	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Identity Characteristics
	Early – Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior
Wage Support for Staff of the Non-public Funds, Canadian Forces	☐ ☐ ⬛	Employees of Staff of the Non- public Funds, Canadian Forces				Military Families, Veterans
• $6 million in 2020-21 to provide wage support to Staff of the Non-Public Funds, Canadian Forces (SNPF) during COVID-19.

SNPF is a separate agency responsible for the delivery of morale and welfare programs, such as fitness and sports, to the Canadian Armed Forces, as well as the operation of messes, grocery and retail stores, and on-base recreation facilities. This measure is intended to compensate for reductions in revenue due to orders to close non-essential businesses and programs in the context of COVID-19, to avoid the lay-off of over 1,700 employees. This proposal is also expected to ensure that fitness, health promotion and other wellness programming can promptly resume once emergency orders have been lifted.

Among affected employees, 64 per cent are women, 26 per cent are dependants of serving military members, and 4 per cent are veterans. Affected employees are primarily part-time or casual employees, with three-quarters earning on average $586 per month from the agency. However, greater benefits will accrue to the one-quarter of affected employees earning on average $3,515 per month.

Support for the Federal Bridge Corporation Limited	☐ ☐ ⬛	Specific Region; Indigenous Peoples	Specific Region; Indigenous Peoples; Trucking Industry

•   $2.5 million in 2020-21 to the Federal Bridge Corporation Limited to support the continued operation of the Seaway International Bridge, an important bridge crossing whose revenues have declined significantly as a result of COVID- 19.

The Seaway International Bridge (SIBC) is a very important connection for Mohawks of Akwesasne community members who live on Cornwall Island (population of ~10,000) and who use the bridge to access the rest of their community, including essential services such as grocery stores. Data from 2019 show that of the roughly 2.5 million annual crossings, more than of 71 per cent of passenger vehicles and nearly 34 per cent of commercial trucks were toll-exempt, meaning they were a part of the local Mohawk community.

Workers in the trucking industry will also benefit from this proposal. While SIBC is primarily used by passenger vehicles, nearly 3 per cent of crossings in 2019 were commercial. Gender demographic information was not available as the gender of people crossing the bridge is not recorded; however, women are under-represented in the trucking industry.

GBA+ Summary for Canada’s COVID-19 Economic Response Plan	105

(Please see end of table for description of definitions used.)	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Identity Characteristics
	Early – Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior

Support for Sectors
Support for the Air Transportation Sector	☐ ⬛ ☐	Airport Authorities	Travelers, Airport Employees

•   Waiving of ground lease rents for 21 airport authorities that pay rent to the federal government, with comparable treatment for Ports Toronto, which operates Billy Bishop Toronto City Airport, from March 2020 to December 2020 (up to $331.4 million).

This measure waives ground lease rents from March 2020 through to December 2020 for the 21 airport authorities that pay rent to the federal government, with comparable treatment for PortsToronto, which operates Billy Bishop Toronto City Airport and pays a charge to the federal government. The support will help airports reduce cost pressures and preserve their cash flow as they deal with the effects of COVID-19 on their revenue streams.

This measure is not expected to have disproportional impacts on specific groups of Canadians. The communities served by the airports will directly benefit from the greater stability of their operations in the short term, including by ensuring the continuation of essential services, such as cargo transportation and medivac services. As demand for air travel recovers, air travelers, who tend to have higher incomes on average and are more likely to be men, are also expected to benefit from stability of service, as would workers at airports.

Support for Food System Firms that Hire Temporary Foreign Workers	☐ ⬛ ☐	All Canadians; Canadian Food Producers	Agriculture, Agri-food Companies

•   $54 million in 2020-21 to provide relief to food system firms for incremental health and safety costs incurred with respect to the use of Temporary Foreign Workers. This includes $4 million in Labour Market Impact Assessment (LMIA) refunds to eligible employers who have been affected by the pandemic and are no longer able to hire temporary foreign workers. The duration of allowable employment under LMIAs for low-wage temporary foreign workers has also been extended from one year to two years, as part of a three-year pilot project.

This funding provides financial support to farmers, fish harvesters, and all food production and processing employers that rely on temporary foreign workers and are required to put in place measures to follow the mandatory 14-day isolation period required of all workers arriving from abroad such as the provision of individualized accommodations and transportation. Moreover, extending the duration of Labour Market Impact Assessments for low-wage temporary foreign workers will ease administrative burden on employers, and allow them to attract and retain foreign workers in spite of the current economic uncertainty.

This initiative is expected to directly benefit primary agriculture and food processing firms, as well as fisheries and aquaculture firms that employ temporary foreign workers. The majority of firms that are expected to benefit are located in rural and coastal areas, where domestic labour supply is often constrained for the type of jobs filled through the Temporary Foreign Worker Program. Funding will also benefit Temporary Foreign Workers by reducing the likelihood of COVID-19 outbreaks within higher-risk locations such as close proximity work spaces.

By making sure Canada has enough food production workers for a strong and affordable food supply chain, all Canadians can benefit from this initiative. Given the gender and age distribution of the Canadian farming sector, measures geared towards providing support to farmers are most likely to benefit middle-aged men.

106	Annex 1

(Please see end of table for description of definitions used.)	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Identity Characteristics

	Early- Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior
Support for Food Inspection Services	☐ ⬛ ☐	All Canadians				Vulnerable Canadians; Agriculture and Agri-food Companies
• $20 million to support increased food inspection capacity.

This measure provides funding to the Canadian Food Inspection Agency to hire, train and equip additional staff to conduct critical inspection activities, reassign staff from within the Agency to focus on critical services, and work more closely with industry and trading partners to minimize disruptions to Canada’s food supply during COVID-19.

All Canadians will benefit from maintaining high levels of food safety and inspection through increased food inspection capacity, especially those with higher risk of experiencing serious health impacts from COVID-19, who require healthy food to help boost immunity and potentially recover from the virus. These groups include the elderly, those with underlying health conditions, Canada’s frontline healthcare workers, and other essential frontline workers across the country.

This initiative is further expected to directly benefit businesses that are regulated parties of the Canadian Food Inspection Agency, including farm operators and food and beverage processors. In 2016, farm operators were predominantly men (71 per cent), Canadian-born (91 per cent) and 55 years and older (54 per cent) with 26 per cent between 35 and 64 years of age and 9 per cent under 35. In 2016, 1.9 per cent of agricultural operators in Canada identified as Indigenous. As of 2016, approximately 6,500 food and beverage processing establishments existed in Canada, 90 per cent of which had fewer than 100 employees. Indirect beneficiaries include those hired by the Canadian Food Inspection Agency. At present, 51 per cent of CFIA inspectors are women, while 26 per cent are visible minorities, 3 per cent are persons with disabilities, and 3 per cent are Indigenous Peoples.

Support for Canada’s Farmers, Food Businesses, and Food Supply	☐ ⬛ ☐	Agriculture Sector	Farmers, Low-income Canadians

• $252.5 million to support national AgriRecovery initiatives for the beef and pork sectors (up to $125 million); increased domestic food production and processing capacity ($77.5 million); and a Surplus Food Rescue Program ($50 million).

These measures will provide economic support to farmers who are experiencing income declines as a result of COVID-related processing and food service closures, and will help food processors adapt to new market trends, with a view to further ensuring a secure food supply in Canada. Additionally, food purchases made through the Surplus Food Rescue Program will lessen the impact of restaurant closures on some producers who have excess inventories, and will provide further support to those experiencing food insecurity, which disproportionately affects low-income Canadians, Indigenous peoples and other racialized Canadians.

Given the gender and age distribution of the Canadian farming sector, measures geared towards providing support to farmers are most likely to benefit men, with an average age of around 55 in farms across the country.

The Surplus Food Rescue Program will also benefit low-income Canadians that rely on social assistance or disability-related income support and who may rely on hunger relief organization such as food banks. Roughly one-third of food bank users are children.

GBA+ Summary for Canada’s COVID-19 Economic Response Plan	107

(Please see end of table for description of definitions used.)	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Identity Characteristics

	Early- Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior
Support for Fish and Seafood Processors	☐ ⬛ ☐	Fish and Seafood Organizations				Coastal Regions
• $62.5 million in assistance for fish and seafood processors through the new Canadian Seafood Stabilization Fund.

This measure will help fish and seafood processing businesses access to short-term financing, add storage capacity, adopt new health and safety measures, improve productivity and respond to changing market demands to further bolster the resilience of Canada’s food system.

This measure is expected to directly benefit fish and seafood processing companies, which are primarily located in coastal areas in Atlantic Canada, Quebec and British Columbia. Support for these businesses will also benefit workers in the seafood processing and packaging sector, which provides valuable employment in areas where opportunities are limited. The sector is roughly gender-balanced – a representative example is the Maritimes region, where just over 7,000 are employed in the seafood processing industry and women make up roughly 40 per cent of the workforce. Indigenous workers in the Maritimes region comprise just over 10 per cent of the seafood processing workforce.

Support for Canada’s Fish Harvesters	☐ ⬛ ☐	Fish Harvesters	Fish Harvesters
• $469.4 million for measures that provide increased business liquidity and income support to fish harvesters affected by COVID-19.

These measures provide support to fish harvesters who are economically affected by COVID-19 by providing: business liquidity to address fixed costs and business expenses for fish harvesters ineligible for the Canada Emergency Business Account; income support for eligible self-employed fish harvesters and sharepersons crew unable to access the Canada Emergency Wage Subsidy; and measures or changes to ensure that fish harvesters can access Employment Insurance fishing benefits. Overall, these measures are intended to help ensure fish enterprises continue to operate despite the challenging conditions created by the pandemic.

Fish harvesting is one of the main sources of employment and economic activity in coastal communities, many of which are rural and remote. This measure is expected to directly benefit fish harvesters in coastal communities in Atlantic Canada and Quebec. The fish harvesting sector is predominantly male (79 per cent) and over half of all workers in the fishing industry are over the age of 45, with nearly one third over the age of 55. Approximately 16 per cent of those employed in the fishing industry in Canada are Indigenous.

Emissions Reduction Fund for the Oil and Gas Sector	☐ ⬛ ☐	Oil and Gas Sector	Conventional and Offshore Oil and Gas Sectors

• Up to $750 million for a Natural Resources Canada program to support the conventional and offshore oil and gas sectors in undertaking investments and research to reduce greenhouse gas emissions, with a focus on methane.

Methane is the second most common greenhouse gas (GHG) in Canada, and reducing methane emissions will lead to improved health outcomes for at-risk populations and workers such as those with underlying health conditions. The reduction of GHG emissions from the oil and gas sector will help lower Canadian emissions overall in line with Canada’s 2030 and 2050 commitments, and confer long term benefits to populations across the country. Younger generations of Canadians will benefit from the program as a result of improved air quality and the reduction of harmful air pollutant emissions in the long-term.

108	Annex 1

(Please see end of table for description of definitions used.)	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Identity Characteristics

	Early- Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior

Given the high concentration of men working in the oil and gas sector, and in occupations related to natural and applied sciences, the measure is expected to disproportionately benefit men. Measures to support diverse hiring practices and Indigenous participation will be considered in program planning and implementation of the fund.

Cleaning Up Orphan and Inactive Oil and Gas Wells	☐ ⬛ ☐	Oil and Gas sector	Oilfield Services Companies in Western Provinces
• $1.72 billion, including funding to the governments of Alberta, Saskatchewan, and British Columbia, and the Alberta Orphan Well Association, to clean up orphan and inactive oil and gas wells

The one-time payments to the Governments of Alberta, Saskatchewan and British Columbia and to the Alberta Orphan Well Association are intended to stimulate economic activity in those provinces. The payments will benefit the workforce of the oil and gas services industry. Men represent over 80 per cent of the oil and gas workforce and will likely receive a greater benefit.

This investment will also reduce the environmental risks and hazards to nearby communities from orphan and inactive wells. This will benefit children and those with underlying health conditions, who are particularly vulnerable to air pollution and environmental pollutants. The reduction of carbon emissions from leaking orphan and inactive wells will help to lower Canadian emissions overall in line with Canada’s 2030 and 2050 commitments, and confer long term benefits to populations across the country. Given the high concentration of men working in the oil and gas sector, and in occupations related to natural and applied sciences, the measure is expected to disproportionately benefit men.

Support for Cultural, Heritage and Sport Organizations	☐ ⬛ ☐	Cultural, Heritage and Sport Organizations; all Canadians	Workers in the Cultural, Heritage and Sport Sectors, including Artists and Athletes

• $500 million in 2020-21 to establish a COVID-19 Emergency Support Fund for Cultural, Heritage and Sport Organizations to help address the financial needs of affected organizations within these sectors.

This fund will be administered by Canadian Heritage and provide support in a manner consistent with other COVID-19 supports such as the Canada Emergency Wage Subsidy and the Canada Emergency Business Account.

Canadians who work for cultural, heritage and sport organizations, which are part of the broader Information, Culture, and Recreation Industry will benefit from this support. Although there are gender imbalances within particular parts of this industry (e.g., women account for about two-thirds of employees in the heritage sector), overall there are roughly an equal number of men and women.

The organizations that will receive funding through this initiative represent a vast array of professional associations and bodies of all sizes, as well as individuals working in a diverse array of sectors, including national sport organizations, the music industry, film and television, news outlets, local radio stations, festivals, and organizations that produce content in English, French, or Indigenous languages.

Ultimate benefits will arise for all Canadians who consume services in the cultural, heritage, and sports sectors, as a greater share of organizations will be able to continue their operations following the COVID-19 pandemic as a result of this measure.

GBA+ Summary for Canada’s COVID-19 Economic Response Plan	109

(Please see end of table for description of definitions used.)	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Identity Characteristics

	Early- Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior
Supporting Canada’s National Museums during COVID-19	☐ ⬛ ☐	National Museums and the National Battlefields Commission; all Canadians				Museum Employees

• $25.7 million in 2020-21 to help Canada’s national museums and the National Battlefields Commission maintain essential services and be ready to reopen their doors to the public once precautionary measures are lifted.

Employees of the national museums and the National Battlefield Commission are expected to benefit from this measure. These are Canadians living and working in the areas where the organizations operate, principally the National Capital Region, Winnipeg, Quebec City and Halifax. Moreover, many of the benefiting organizations have staff that are mostly women, and also include Indigenous individuals and individuals with disabilities.

This measure will also help the national museums and National Battlefields Commission ensure that their collections and infrastructure are maintained properly during the period of their shutdown. This is essential to the preservation and presentation of Canada’s heritage, art and culture for the benefit of all Canadians.

Supporting the National Arts Centre during COVID-19	☐ ☐ ⬛	The National Arts Centre; all Canadians	National Arts Centre Employees, Artists
• $18.2 million in 2020-21 to the National Arts Centre to support operational costs and cover projected re-opening costs during the COVID-19 pandemic.

Due to COVID-19, the National Arts Centre (NAC) has closed its doors since March 15, cancelling hundreds of performances, concerts, events and rentals.

The main beneficiaries of this measure will be the NAC’s full and part-time employees, as well as artists that work with the NAC, as this measure will support the NAC’s ability to sustain itself and eventually re-open to the public. The requested funding will also support the NAC’s ability to deliver cultural and artistic programming in the future, which will benefit the many Canadians who visit the NAC each year.

Support for the Broadcasting Industry	☐ ☐ ⬛	All Canadians; Broadcasters	Private Broadcasters (i.e., Television and Radio)

• Waiving Part I licence fees, providing about $30 million in financial relief for private broadcasters in 2020-21. The Government will transfer funding to the Canadian Radio-Television and Telecommunications Commission to support its operations in the absence of these regulatory fees.

This measure will provide general financial relief to the entire industry and help to maintain the broadcasting of news and entertainment that will benefit all Canadians. Specifically, waiving Part I licence fees will benefit a variety of groups, including employees of broadcasters, particularly local television and radio journalists and reporters. While certain positions within the broadcasting industry are roughly gender balanced, others are male dominated (e.g., 81 per cent of broadcast technicians were men in 2016), therefore it is likely that slightly more men will indirectly benefit from this measure.

110	Annex 1

(Please see end of table for description of definitions used.)	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Identity Characteristics

	Early- Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth –Senior
Support for Canada’s Academic Research Community	☐ ⬛ ☐	Researchers, and Research Trainees and Staff				University and Hospital Research Institutes Staff and Researchers

• $450 million in 2020 to provide wage supports to universities and health research institutes to retain research staff who are normally funded from industry and philanthropic sources and to maintain essential research-related activities during the crisis, and to ramp up once physical distancing measures are lifted.

The Canada Research Continuity Emergency Fund will help eligible universities and health research institutes to retain their talented and diverse researchers and research staff who support Canada’s research excellence—including graduate students and postdoctoral fellows, lab technicians, data managers, and other research support personnel—for up to 12 weeks.

According to Statistics Canada, there were 74,000 individuals involved in research activities in the higher education sector in 2017. Gender-disaggregated data are not available for all the direct beneficiaries; however, data on researchers, which may be indicative, indicate women are overrepresented in the social sciences and humanities and health-related disciplines, and men in natural sciences and engineering. The Canada Research Coordinating Committee will oversee the program and ensure that the principles of equity, diversity and inclusion are applied by all participating institutions, per the Terms and Conditions of the program (i.e. Indigenous peoples, racialized peoples and LGBTQ2+).

Liquidity Support
CRA/CBSA liquidity support to businesses and individuals:
Personal Income Tax Payment Deferral until after August	☐ ☐ ⬛	All Canadians	-
• Waiver of interest and penalties, as well as deferral of the return filing due date until June 1, 2020. This will allow all taxpayers to defer their income tax payments until after August 31, 2020.

This measure temporarily waives interest and penalties, removing the need for taxpayers to individually apply to the CRA for relief if they are experiencing financial hardship — effectively providing a tax deferral. The measure will be in effect until September 1, 2020, and applies to individuals with income tax balances owing for the 2019 tax year, as well as the June 15 instalment for the 2020 tax year.

Groups that tend to pay late filing penalties may be the most likely to benefit from this measure. 2017 data indicates that about 82 per cent of those incurring these penalties are between the ages of 25 and 64, and roughly 69 per cent of individuals assessed for penalties had total income between $20,000 and $80,000, with 32 per cent being in the $20,000 to $40,000 income range. However, penalties increase significantly with income; while the average penalty assessed at incomes of $250,000 or more was $3,690 in 2017, for those with an income up to $80,000, the average was only $220. Roughly 56 per cent of those incurring penalties were men, which is broadly gender balanced. However, penalties assessed for men were roughly 1.5 times greater than those for women. Therefore, this measure may be of slightly greater benefit to men.

GBA+ Summary for Canada’s COVID-19 Economic Response Plan	111

(Please see end of table for description of definitions used.)	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Identity Characteristics

	Early- Later or Existing		Men — Women	Strongly benefits Low — High	Benefits Youth — Senior
Business Income Tax Payment Deferral until after August	☐ ⬛ ☐	All Canadians				—
• Allow businesses to defer income tax payments until after August 31, 2020.

This measure provides a deferral of the payment of any Part I income tax amounts that become due on or after March 18, 2020 and before September, 2020, for all taxpayers. With respect to corporate taxpayers, the measure is expected to directly benefit shareholders, including owners of the benefiting businesses. While no information is known on the shareholders affected by this measure specifically, tax data from 2017 show that men received 60 per cent of the value of dividends in 2017. Additionally, taxpayers in the top income tax bracket make up only 1 per cent of all tax filers, but receive about 39 per cent of the value of dividends. Therefore, to the extent that the measure benefits shareholders, men and high income individuals are expected to benefit somewhat more from the measure. To the extent the measure improves liquidity for businesses facing hardship, benefits may also be realized by employees.

Sales Tax Remittance and Customs Duty Payments Deferral	☐ ⬛ ☐	All Canadians	Business Owners

• Allow businesses to defer remittances/payments, normally due in March, April, and May, of any GST/HST they have collected on their sales or GST and customs duty that have been assessed on imported goods.

This measure seeks to provide immediate cash flow relief to Canadian businesses. It is equivalent to providing up to $30 billion in interest-free loans to Canadian businesses. Although this is a short-term deferral for immediate cash-flow relief, a potential long-term direct benefit of this measure is the retention of businesses that may otherwise encounter insolvency/bankruptcy without this relief.

The measure will directly benefit Canadian business owners. Business owners are more likely to be men and individuals between the ages of 35 and 64 (based on 2013 Statistics Canada reporting).

As of December 2017, small and medium-sized businesses represent 99.8 per cent of all business in Canada (according to ISED). Based on the 2017 Survey on Financing and Growth of Small and Medium Enterprises, 1.4 per cent of small and medium-sized businesses are majority owned by Indigenous persons, and 12.2 per cent of small and medium-sized businesses are majority owned by visible minorities.

The measure will indirectly benefit employees and suppliers of Canadian businesses that receive the deferral, with workers benefiting through continued employment. These employment benefits should be relatively gender balanced as women made up 47.6 per cent of those employed in Canada in 2019 (based on Statistics Canada’s Labour Force Survey).

112	Annex 1

(Please see end of table for description of definitions used.)	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Identity Characteristics

	Early- Later or Existing		Men — Women	Strongly benefits Low — High	Benefits Youth — Senior

Other Liquidity Support and Capital Relief
Canada Emergency Business Account	☐ ⬛ ☐	Canadian Businesses				Small Businesses and Not- for-profits, Including Charities and Religious Organizations
• Interest-free loans of up to $40,000 to small businesses and not-for-profits to help cover their immediate non- deferrable costs during this period of shut down.

The Canada Emergency Business Account (CEBA) provides support to small businesses across all regions and sectors of the economy, including not-for-profit organizations. This measure provides up to $40,000 in interest-free loans to businesses to support their non-deferrable costs during the COVID-19 pandemic. Repaying the balance of the loan by December 31, 2022 will result in loan forgiveness of 25 per cent (up to $10,000). The program was launched on April 9, 2020 and will accept applications until June 30, 2020.

CEBA is currently available to businesses with: (i) a total annual payroll in 2019 of $20,000 to $1.5 million (including exempted income for Status Indians); and, (ii) for businesses with payroll below $20,000, eligible non-deferrable expenses between $40,000 and $1.5 million in 2020. The expanded program will allow a greater number of small businesses including those within the Indigenous communities to apply.

The program targets all small-scale businesses and not a specific demographic or group. It is therefore likely that CEBA will be accessed by a broad cross-section of Canadian businesses. However, a large proportion of small and medium-sized enterprises (SMEs) are majority men-owned, with much fewer being women-owned (63 per cent vs. 16 per cent; 21 per cent are equally owned between men and women). Therefore, men are expected to disproportionately benefit from the program. A further breakdown shows that 12.2 per cent of SMEs are majority owned by visible minorities and 1.4 per cent Indigenous-owned, lower than their share in the overall Canadian population. Therefore, these groups are expected to receive a smaller share of the benefit compared to their representation in the overall Canadian population (based on 2017 Statistics Canada reporting).

Financing for Mid-sized Companies through BCAP	☐ ⬛ ☐	Canadian Businesses	Mid-sized Companies
• Expand credit support through EDC and BDC to medium-sized businesses with larger financing needs than current business credit availability solutions.

This measure extends financing through the Business Credit Availability Program (BCAP) to mid-market businesses with financing needs up to $60 million per company through the Business Development Bank of Canada (BDC), and guarantees of up to $80 million through Export Development Canada (EDC).

Through the BCAP, EDC and the BDC work with private sector lenders to support access to capital for Canadian businesses in all sectors and regions. A higher level of activity by the financial Crown corporations to support mid-sized companies would be expected to have an impact broadly representative of their current composition of the business sector and workforce, with some degree of focus toward businesses and industries most vulnerable to current economic volatility. In 2017 it was found that 16 per cent of small and medium sized- businesses were majority women-owned and 21 per cent were owned equally by men and women. As such, it is expected that the initiatives under this proposal will benefit men more.

GBA+ Summary for Canada’s COVID-19 Economic Response Plan	113

(Please see end of table for description of definitions used.)	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Identity Characteristics

	Early- Later or Existing		Men — Women	Strongly benefits Low — High	Benefits Youth — Senior
Credit and Liquidity Support for the Agricultural Sector	☐ ⬛ ☐	Farm operators and Agribusinesses				Farm operators and agribusinesses

• Increased capital payments limit allows Farm Credit Canada to provide approximately $5 billion in additional credit facilities to farmers and agri-food businesses. A Stay of Default on eligible Advance Payments Program loans provides farmers an additional six months to repay a total of $173 million in loans.

This additional credit and liquidity support is expected to broadly benefit the agriculture and agri-food sector and workforce, with some degree of focus toward farm operators and agri-food firms most vulnerable to current economic volatility such as small operators or independent enterprises. While all farmers have the potential to benefit, as the majority of farm operators are men, with slightly above average incomes and an average age of around 55 years, this demographic is most likely to receive direct benefit from this measure.

Large Employer Emergency Financing Facility	☐ ⬛ ☐	Large Canadian companies	Canadian Workers

• Provide bridge financing for large Canadian companies unable to access conventional sources of financing in order to keep their operations going. Financing for businesses seeking $60 million or greater to be provided through a subsidiary of the Canada Development Investment Corporation.

The objective of the Large Employer Emergency Financing Facility (LEEFF) is to preserve economic capacity and keep companies, their employees and their suppliers active in Canada until the crisis passes. The availability of such financing is expected to benefit the millions of workers employed at these large companies and their families.

A key design feature of LEEFF is that it is sector-agnostic. As a result, large Canadian companies across all sectors of the economy, except the financial sector, are eligible to benefit from LEEFF support. The direct benefits of the LEEFF would depend ultimately on the workforces of the companies that applied to and received support from LEEFF.

114	Annex 1

Definitions Used

•	Title and Description of Measure: Each line in the table begins with the measure’s title and a brief description of key impacts of this measure from a GBA+ perspective.

•

GBA+ Timing: GBA+ can be conducted at various stages throughout the development of a government policy, program or initiative. High-quality GBA+ requires early attention to develop effective options and strategies for delivering programs and services to Canadians. For GBA+ to be most valuable, it is ideally built directly into the early stages of the policy development process. This section identifies when the GBA+ was conducted.

⬛ ☐ ☐	Early in the idea development phase (when proposals are being developed).

☐ ⬛ ☐	Mid-point (when proposals are being finalized), and/or later stage (after proposals are finalized, prior to proposal submission).

☐ ☐ ⬛	Later stage (after proposals are finalized, prior to submission of proposal).

Existing (modified or refreshed)	GBA+ was performed on the existing program (in cases where an existing program is seeking a renewal of funding). If the proposal is for an existing program, it was either modified to reflect the changes to the program or was refreshed to reflect that the program hasn’t changed since the GBA+ was last conducted.

•	Target Population: Describes the group whom the measure is intended to benefit. This section is not intended to describe the expected GBA+ impacts, but rather the policy intent behind the measure.

•	Expected Direct Benefits

—	Gender: This section collects information on the expected gender characteristics of the benefitting group. The scale is explained as follows:

Predominantly men (e.g. 80 per cent or more men)
60 per cent – 79 per cent men
Broadly gender-balanced
60 per cent – 79 per cent women
Predominantly women (e.g. 80 per cent or more women)

—	Income Distribution Impacts: This indicator describes expected direct impacts of the measure from an income distributional perspective. The scale is explained as follows:

Strongly benefits low income individuals (Strongly progressive)
Somewhat benefits low income individuals (Somewhat progressive)
No significant distributional impacts
Somewhat benefits high income individuals (Somewhat regressive)
Strongly benefits high income individuals (Strongly regressive)

—	Intergenerational Impacts: Intergenerational impacts identify the age cohort receiving the benefits.

Primarily benefits youth, children and/or future generations
No significant intergenerational impacts or impacts generation between youth and seniors.
Primarily benefits seniors or the baby boom generation

•	Additional Identity Characteristics:

—	Highlights other notable characteristics of direct beneficiaries (i.e. race, region, ability, Indigeneity etc.).

GBA+ Summary for Canada’s COVID-19 Economic Response Plan	115

Annex 2

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS

This annex includes the details of the government’s economic and fiscal outlook for fiscal years 2019-20 and 2020-21. Budgets and economic updates normally provide a forecast over a five-year horizon in order to reflect medium-term economic forecasts and their associated impact on government revenues and expenses, and the government’s budget plan. However, given the unprecedented degree of uncertainty clouding the economic outlook, providing an economic and fiscal forecast beyond 2021 with an appropriate degree of confidence is not possible at this time, and would potentially be misleading. As a result, this snapshot provides an update of the economic and fiscal outlook to the end of the current 2020-21 fiscal year. The government will provide a forecast with a longer horizon in the fall of this year.

Economic Projections

The average of private sector forecasts has been used as the basis for fiscal planning since 1994. This helps ensure objectivity and transparency, and introduces an element of independence into the government’s fiscal forecast. The Department of Finance Canada regularly surveys private sector economists on their views on the outlook for the Canadian economy. The economic forecast presented in this section is based on a survey conducted in May 2020.

The May survey includes the views of 13 private sector economists:

1.	BMO Capital Markets,
2.	Canadian Federation of Independent Business,
3.	CIBC World Markets,
4.	The Conference Board of Canada,
5.	Desjardins,
6.	IHS Markit,
7.	Industrial Alliance Insurance and Financial Services Inc.,
8.	Laurentian Bank Securities,
9.	National Bank Financial Markets,
10.	Royal Bank of Canada,
11.	Scotiabank,
12.	TD Bank Financial Group, and
13.	The University of Toronto (Policy and Economic Analysis Program).

Details of Economic and Fiscal Projections	117

Reflecting the significant uncertainty, there is a wider divergence of views surrounding the economic outlook than during normal times (Chart A2.1). Fundamentally, the economic recovery will depend on Canada’s ability to hold the rate of transmission of the virus down. However, many unknowns remain surrounding the path of the virus in key Canadian trading partners, and whether or not the world experiences a resurgence of uncontrolled transmission. Given the unique characteristics of the crisis, and the numerous unknowns surrounding the virus, many alternative paths are possible for the economic recovery and all forecasts should be considered with caution.

The spread of COVID-19 and the resulting closures or curtailment of activities in many sectors has caused a significant disruption in the Canadian economy. Private sector economists expect a record contraction in real GDP of around 6.8 per cent in 2020 with an unprecedented decline to occur in the first half of 2020. The economy is expected to gradually recover, rebounding by 5.5 per cent in 2021 (Table A2.1 below). Along with the contraction in economic activity, the unemployment rate is expected to rise to reach close to 10 per cent on average in 2020 and to decline at about 8 per cent in 2021, still above its pre-COVID-19 level.

Reflecting both the sharp decline in crude oil prices and the negligible increase in consumer prices in 2020 due to softer demand for goods and services, GDP inflation (a measure of economy-wide price changes) is expected to increase by only 0.5 per cent in 2020. As a result, nominal GDP (the broadest measure of the tax base) is expected to decline 6.3 per cent in 2020. The results would leave the level of nominal GDP at $2,158 billion for 2020, or about $231 billion lower than projected in the 2019 Economic and Fiscal Update.

118	Annex 2

As the Bank of Canada reduced its target rate from 1.75 to 0.25 per cent in March, projections for short- and long-term interest rates have also been revised down by, respectively, 120 and 90 basis points on average over 2020 and 2021 compared to the 2019 Economic and Fiscal Update. Low levels of 0.5 per cent and 0.8 per cent are expected for short- and long-term interest rates on average in 2020, respectively, reducing the costs of debt servicing for governments and providing low borrowing costs for consumers and businesses.

Table A2.1

Average Private Sector Forecasts

per cent, unless otherwise indicated

	2019	2020	2021	Forecast Average
Real GDP growth[1]
Budget 2019	1.7	1.6	1.7	1.6
2019 Economic and Fiscal Update	1.7	1.6	1.8	1.7
2020 Economic and Fiscal Snapshot	1.7	-6.8	5.5	-0.6
GDP inflation[1]
Budget 2019	1.6	1.9	2.0	1.9
2019 Economic and Fiscal Update	1.9	2.0	2.0	2.0
2020 Economic and Fiscal Snapshot	1.9	0.5	2.2	1.4
Nominal GDP growth[1]
Budget 2019	3.4	3.5	3.7	3.6
2019 Economic and Fiscal Update	3.7	3.7	3.8	3.7
2020 Economic and Fiscal Snapshot	3.6	-6.3	7.9	0.8
Nominal GDP level (billions of dollars)[1]
Budget 2019	2,304	2,385	2,473
2019 Economic and Fiscal Update	2,306	2,390	2,481
2020 Economic and Fiscal Snapshot	2,304	2,158	2,328
Difference between Budget 2019 and 2020 Economic and Fiscal Snapshot	0	-227	-145	-186
Difference between EFU 2019 and 2020 Economic and Fiscal Snapshot	-2	-231	-153	-192
3-month treasury bill rate
Budget 2019	1.9	2.2	2.3	2.2
2019 Economic and Fiscal Update	1.6	1.5	1.6	1.6
2020 Economic and Fiscal Snapshot	1.7	0.5	0.3	0.4
10-year government bond rate
Budget 2019	2.4	2.7	2.8	2.8
2019 Economic and Fiscal Update	1.5	1.6	2.0	1.8
2020 Economic and Fiscal Snapshot	1.6	0.8	1.0	0.9
Exchange rate (US cents/C$)
Budget 2019	76.3	77.2	77.7	77.5
2019 Economic and Fiscal Update	75.4	76.2	76.6	76.4
2020 Economic and Fiscal Snapshot	75.4	72.4	73.8	73.1

Details of Economic and Fiscal Projections	119

Table A2.1

Average Private Sector Forecasts

per cent, unless otherwise indicated

	2019	2020	2021	Forecast Average
Unemployment rate
Budget 2019	5.7	5.9	6.0	5.9
2019 Economic and Fiscal Update	5.7	5.8	5.8	5.8
2020 Economic and Fiscal Snapshot	5.7	9.8	7.8	8.8
Consumer Price Index inflation
Budget 2019	1.9	2.0	1.9	1.9
2019 Economic and Fiscal Update	2.0	2.0	1.9	2.0
2020 Economic and Fiscal Snapshot	2.0	0.5	2.0	1.3
U.S. real GDP growth
Budget 2019	2.4	1.7	1.7	1.7
2019 Economic and Fiscal Update	2.3	1.8	1.8	1.8
2020 Economic and Fiscal Snapshot	2.3	-5.6	5.3	-0.1
West Texas Intermediate crude oil price ($US per barrel)
Budget 2019	59	60	61	60
2019 Economic and Fiscal Update	57	57	58	58
2020 Economic and Fiscal Snapshot	57	32	43	38

1	Figures have been restated to reflect the historical revisions in the Canadian System of National Accounts.

Note: Forecast averages may not equal average of years due to rounding.

Sources: Statistics Canada; For Budget 2019, Department of Finance Canada February 2019 survey of private sector economists; for the Economic and Fiscal Update 2019, Department of Finance Canada September 2019 survey of private sector economists; for the Economic and Fiscal Snapshot 2020, Department of Finance Canada May 2020 survey of private sector economists.

120	Annex 2

Fiscal Projections

Changes to the Fiscal Outlook since the 2019 Economic and Fiscal Update (EFU 2019)

Table A2.2

Economic and Fiscal Developments since EFU 2019, and Policy Actions and Investments billions of dollars

	2019– 2020	2020– 2021
EFU 2019 budgetary balance	-26.6	-28.1
Adjustment for risk from EFU 2019	1.5	3.0
EFU 2019 budgetary balance (without risk adjustment)	-25.1	-25.1
Economic and fiscal developments since EFU 2019 (Table A2.3)	0.1	-81.3
Revised budgetary balance before policy actions and investments	-25.0	-106.4
COVID-19 Economic Response Plan (Table A2.8)	-8.1	-227.9
Policy actions since EFU 2019 (Table A2.9)	-1.3	-9.0
Final budgetary balance	-34.4	-343.2
Federal debt (per cent of GDP)	31.1	49.1
Note:	Totals may not add due to rounding.

Details of Economic and Fiscal Projections	121

Economic and Fiscal Developments since EFU 2019

Table A2.3

Economic and Fiscal Developments since EFU 2019

billions of dollars

	Projection

	2019– 2020	2020– 2021
Economic and fiscal developments by component[1]:
Change in budgetary revenues
(1.1) Income taxes[2]	1.6	-40.8
Of which: Personal income tax	-0.6	-30.9
Corporate income tax	2.4	-10.8
(1.2) Excise taxes/duties	-2.2	-7.5
(1.3) Proceeds from the pollution pricing framework	-0.1	-0.3
(1.4) Employment Insurance premiums	0.2	-2.6
(1.5) Other revenues	1.0	-19.8
(1) Total budgetary revenues	0.4	-71.1
Change in program expenses
(2.1) Major transfers to persons	-1.2	-9.7
(2.2) Major transfers to other levels of government	0.0	-1.0
(2.3) Direct program expenses[3]	1.0	-3.7
Of which: employee and future benefits expenses	0.0	-5.0
(2) Total program expenses	-0.2	-14.4
(3) Public debt charges	-0.1	4.3
(4) Total economic and fiscal developments	0.1	-81.3
Note:	Totals may not add due to rounding.
1

A negative number implies a deterioration in the budgetary balance (lower revenues or higher expenses). A positive number implies an improvement in the budgetary balance (higher revenues or lower expenses).

2	Consists of personal, corporate and non-resident income taxes.
3	Amounts represent the impact of developments before measures – i.e. does not include the impact of measures such as the approximately $14 billion investment in the Safe Restart Agreement.

Due to the unprecedented severity and suddenness of the economic shock, the fiscal outlook for 2019-20 and 2020-21 are subject to a much higher degree of uncertainty than normal.

Relative to the 2019 Economic and Fiscal Update, budgetary revenues are projected to be significantly lower in 2020-21 largely due to the economic impacts of the COVID-19 crisis. Indeed, the projected contraction in federal budgetary revenues is unprecedented since the Great Depression, with an expected decline in 2020-21 more than twice as big as in 2009-10, following the global financial crisis (Chart A2.2).

122	Annex 2

Income tax revenues have been revised down as the economic shutdown and corresponding labour market and business impacts are expected to result in historically large declines in both personal and corporate income tax revenues.

Excise taxes and import duties have been revised downward due to a decline in taxable consumption and international trade volumes, as a significant amount of domestic and international economic activity has been shut down. Household consumption expenditure is projected to decline by over 6 per cent in 2020, driven by a roughly 40 per cent decrease in the second quarter of the year on an annualized basis.

Proceeds from the pollution pricing framework are projected to be lower as a result of lower demand for GHG-intensive fuel products due to the COVID-19 restrictions.

Employment Insurance (EI) premium revenues have been revised downward, due to the deterioration in the labour market outlook resulting from the crisis.

Other revenues, such as those resulting from sales of goods and services, investments and loans, interest and penalties, and Crown corporations’ net profits, are projected to be much lower in 2020-21, particularly reflecting lower Bank of Canada profits as a result of the secondary market purchases of Government of Canada securities to support liquidity in financial markets. The decrease in Bank of Canada profits reflects the expensing of premiums paid on these bond purchases, which more than offsets interest earnings on the securities in 2020-21.

Relative to the 2019 Economic and Fiscal Update, budgetary expenses are projected to be higher in 2020-21 largely due to the economic impacts of the COVID-19 crisis.

Major transfers to persons have been revised up relative to EFU 2019, primarily driven by significantly higher unemployment and EI beneficiaries starting in September 2020, as Canadians are anticipated to transition away from the Canada Emergency Response Benefit (CERB).

Details of Economic and Fiscal Projections	123

Major transfers to other levels of government are higher in 2020-21 as a result of the projected downward revision to the Quebec Abatement.2

Direct program expenses—which include pollution pricing proceeds returned, other transfer payments administered by departments, operating expenses, and losses/gains on employee future benefit plans—have been revised up in 2020-21, reflecting the impact of large actuarial losses on employee pension and future benefit plans as a result of the lower long-term interest rate outlook.

Public debt charges are significantly lower in 2020-21 relative to EFU 2019, reflecting the downward revision to forecasted interest rates, which leads to lower interest charges on market debt, pensions and employee future benefits. In addition, lower expected inflation in 2020 results in lower anticipated consumer price index adjustments on real return bonds for the 2020-21 fiscal year.

Summary Statement of Transactions

Table A2.4 summarizes the government’s projected financial position over the forecast horizon. These projections are based on the average private sector forecast for the economy discussed above.

This outlook includes the COVID-19 Economic Response Plan and policy actions taken since EFU 2019.

Table A2.4

Summary Statement of Transactions

billions of dollars

		Projection

	2018– 2019	2019– 2020	2020– 2021
Budgetary revenues	332.2	341.0	268.8
Program expenses	322.9	350.8	592.6
Public debt charges	23.3	24.5	19.5
Total expenses	346.2	375.3	612.1
Final budgetary balance	-14.0	-34.4	-343.2
Federal debt[1]	685.5	716.8	1,060.0
Per cent of GDP
Budgetary revenues	14.9	14.8	12.5
Program expenses	14.5	15.2	27.5
Public debt charges	1.0	1.1	0.9
Budgetary balance	-0.6	-1.5	-15.9
Federal debt	30.8	31.1	49.1
Note:	Totals may not add due to rounding.
1	The projected level of federal debt for 2019-20 includes an estimate of other comprehensive income.

2

In the 1960’s, the Government of Canada transferred personal income tax points to Quebec in lieu of federal cash support. Since federal cash transfers continue to be provided through the Canada Health Transfer and the Canada Social Transfer, the annual value of the tax point transfer is then recovered by the Government of Canada from Quebec.

124	Annex 2

Outlook for Budgetary Revenues

Table A2.5

The Revenue Outlook

billions of dollars

		Projection

	2018– 2019	2019– 2020	2020– 2021
Income taxes
Personal income tax	163.9	170.9	146.3
Corporate income tax	50.4	49.2	38.3
Non-resident income tax	9.4	9.4	10.7
Total income tax	223.6	229.5	195.2
Excise taxes/duties
Goods and Services Tax	38.2	38.8	30.9
Customs import duties	6.9	4.9	4.3
Other excise taxes/duties	12.1	11.9	11.2
Total excise taxes/duties	57.2	55.6	46.4
Total tax revenues	280.8	285.1	241.6
Proceeds from the pollution pricing framework[1]	0.0	2.4	4.3
Employment Insurance premium revenues	22.3	22.8	19.9
Other revenues
Enterprise Crown corporations	7.1	7.3	-12.0
Other programs	20.3	20.8	14.2
Net foreign exchange	1.7	2.4	0.7
Total other revenues	29.1	30.6	2.9
Total budgetary revenues	332.2	341.0	268.8
Per cent of GDP
Total tax revenues	12.6	12.4	11.2
Proceeds from the pollution pricing framework	0.0	0.1	0.2
Employment Insurance premium revenues	1.0	1.0	0.9
Other revenues	1.3	1.3	0.1
Total budgetary revenues	14.9	14.8	12.5
Note:	Totals may not add due to rounding.
1

This represents those charges applied through the federal backstop, excluding the Output Based Pricing System. All these proceeds will be returned to their province/territory of origin including through Climate Action Incentive payments and other climate action supports.

Details of Economic and Fiscal Projections	125

Table A2.5 sets out the government’s projection for budgetary revenues.

Personal income tax (PIT) revenues—the largest component of budgetary revenues—are projected to decrease to $146.3 billion in 2020-21, or 14.4 per cent, reflecting the impact on employment, hours worked and taxable income from the COVID-19 crisis. This decline reflects projected labour market impacts from the COVID-19 crisis through layoffs, work absences and fewer hours worked, particularly in Canada’s service sector. Investment incomes also account for parts of the decline due to lower projected interest rates, capital gains and dividend payments.

Corporate income tax (CIT) revenues are projected to decrease by $11.0 billion, or 22.3 per cent, to $38.3 billion in 2020-21. Lower corporate profitability and general economic weakness due to the COVID-19 quarantine measures primarily explain this decline.

Non-resident income tax revenues are income taxes paid by non-residents on Canadian-sourced income, notably dividends and interest payments. These revenues are projected to increase to $10.7 billion in 2020-21, or 13.6 per cent, as non-resident taxpayers are expected to repatriate previously-earned income to their home jurisdictions during the crisis.

Goods and Services Tax (GST) revenues are forecast to fall to $30.9 billion in 2020-21, or 20.4 per cent, reflecting the temporary shutdown of large portions of the retail sector and the introduction of the enhanced GST credit.

Customs import duties are projected to decline 28.4 per cent in 2019-20 due to removal of retaliatory tariffs on steel, aluminum and other products that had temporarily raised revenue. These are then projected to fall further from $4.9 billion in 2019-20 to $4.3 billion in 2020-21, or 11.7 per cent, due to lower imports and a waiver of customs duties on medical goods of importance to combatting the spread of COVID-19.

Other excise taxes and duties (OETD) are projected to decline to $11.2 billion in 2020-21, or 6.3 per cent, reflecting decreased demand during the downturn.

In 2020-21, EI premium revenues are projected to decrease by 12.6 per cent to $19.9 billion, due to declining employment income as a result of the crisis, as well as a decrease in the EI premium rate from $1.62 in 2019 per $100 of insurable earnings to $1.58 in 2020.

Other revenues consist of three broad components: net income from enterprise Crown corporations; other program revenues from returns on investments, proceeds from the sales of goods and services, and other miscellaneous revenues; and revenues in the Exchange Fund Account.

Enterprise Crown corporation revenues are projected to decrease significantly in 2020-21. In particular, the decrease in projected revenues reflects the expensing of premiums paid on Bank of Canada purchases of Government of Canada securities on the secondary market to support liquidity in financial markets, as well as the provisioning for loan losses stemming from COVID-19 relief measures.

Other program revenues are affected by consolidated Crown corporation revenues, interest rates, inflation and exchange rate movements (which affect the Canadian-dollar value of foreign-denominated assets). These revenues are projected to decline by 31.9 per cent or $6.6 billion in 2020-21 primarily due to a decline in interest and penalty revenue of $4.4 billion and return on investments of $1 billion as a result of lower interest rates and interest and penalty waivers provided as part of the government’s COVID-19 response, along with a $1.2 billion projected decline in revenue from sales of goods and services.

Net foreign exchange revenues, which consist mainly of returns on investments held in the Exchange Fund Account, are volatile and sensitive to fluctuations in foreign exchange rates and foreign interest rates. These revenues are projected to decrease due mainly to lower projected interest rates and lower forecast gains on sales of securities.

126	Annex 2

Outlook for Program Expenses

Table A2.6

The Expense Outlook

billions of dollars

		Projection

	2018– 2019	2019– 2020	2020– 2021
Major transfers to persons
Elderly benefits	53.4	56.2	59.2
Employment Insurance benefits[1]	18.9	20.1	30.8
Canada Emergency Response Benefit[2]	0.0	7.4	73.1
Children’s benefits	23.9	24.4	27.0
Total	96.1	108.0	190.1
Major transfers to other levels of government
Canada Health Transfer	38.6	40.9	41.9
Canada Social Transfer	14.2	14.6	15.0
Equalization	19.0	19.8	20.6
Territorial Formula Financing	3.8	3.9	4.2
Gas Tax Fund	4.3	2.2	2.2
Home care and mental health	0.9	1.1	1.3
Other fiscal arrangements[3]	-4.7	-3.8	-4.4
Total	75.9	78.7	80.6
Direct program expenses
Proceeds from the pollution pricing framework returned[4]	0.7	2.8	5.2
Canada Emergency Wage Subsidy[5]	0.0	0.0	82.3
Other transfer payments	51.8	54.1	107.9
Operating expenses[6]	90.1	96.4	111.7
Losses (gains) from employee future benefit plans	8.4	10.8	14.9
Total	150.9	164.1	321.9
Total program expenses	322.9	350.8	592.6
Per cent of GDP
Major transfers to persons	4.3	4.7	8.8
Major transfers to other levels of government	3.4	3.4	3.7
Direct program expenses	6.8	7.1	14.9
Total program expenses	14.5	15.2	27.5

Note: Totals may not add due to rounding.

1

EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. The remaining EI costs relate mainly to administration and are part of operating expenses.

2

Of the total Canada Emergency Response Benefit, the portion of payments made by ESDC, estimated to be $3.3 billion in 2019-20 and $32.9 billion in 2020-21, are expected to be charged to the EI Operating Account and reflected in EI benefits.

3

Other fiscal arrangements includes the Quebec Abatement (Youth Allowances Recovery and Alternative Payments for Standing Programs); payments under the 2005 Offshore Arrangements; fiscal stabilization payments to Alberta and Saskatchewan; and established terms for repayable floor loans.

4	This will be included as a transfer payment in the Public Accounts of Canada.
5	This will be included as a transfer payment in the Public Accounts of Canada.
6	This includes capital amortization expenses.

Table A2.6 provides an overview of the projection for program expenses by major component. Program expenses consist of three main categories: major transfers to persons, major transfers to other levels of government, and direct program expenses.

Major transfers to persons—which consist of elderly, EI and children’s benefits, as well as the Canada Emergency Response Benefit—are projected to increase to $190.1 billion in 2020-21.

Details of Economic and Fiscal Projections	127

Elderly benefits are projected to reach $59.2 billion in 2020-21, up 5.3 per cent, due to an increase in the population of seniors.

EI benefits are projected to increase 53.1 per cent to $30.8 billion in 2020-21. This reflects an increase in EI regular beneficiaries due to higher unemployment resulting from the crisis as well as increases in work-sharing benefits and sickness benefits.

The Canada Emergency Response Benefit (CERB) was introduced as part of Canada’s COVID-19 Economic Response Plan. CERB is a taxable benefit of $2,000 every 4 weeks, for up to 24 weeks, to eligible workers who have lost income or stopped working due to COVID-19. CERB is expected to cost $7.4 billion in 2019-20 and $73.1 billion in 2020-21. Children’s benefits are projected to increase 10.7 per cent to $27.0 billion in 2020-21, largely reflecting the one-time increase to the May 2020 Canada Child Benefit payment.

Major transfers to other levels of government—which include the Canada Health Transfer (CHT), the Canada Social Transfer (CST), Equalization, Territorial Formula Financing and the Gas Tax Fund, among others—are expected to increase by 2.4 per cent to $80.6 billion in 2020-21.

Direct program expenses—which include proceeds from the pollution pricing framework returned, the Canada Emergency Wage Subsidy (CEWS), other transfer payments administered by departments, operating expenses and the losses (gains) from employee future benefits—are expected to increase 96.2 per cent to $321.9 billion in 2020-21. The projected increase in direct program expenses is largely driven by COVID-19 response measures totaling $142.0 billion, including the Canada Emergency Wage Subsidy (CEWS), with an estimated cost of $82.3 billion in 2020-21, and $14.0 billion in funding for the Safe Restart Agreement. As agreements are concluded with provinces and territories on the content of the Safe Restart Agreement, the manner in which these funds will flow to jurisdictions will be further clarified.

Climate Action Incentive payments to people and through other mechanisms are expected to reach $5.2 billion in 2020-21. Other transfer payments administered by departments are projected to increase to $107.9 billion in 2020-21, largely reflecting the important investments made in the COVID-19 response. This includes funding for transfers under the Safe Restart Agreement, the cost of the 25% incentive for the Canada Emergency Business Account (CEBA) and $5.3 billion for the Canada Emergency Student Benefit (CESB). Support for essential workers through a wage top-up ($3.0 billion), to seniors through a one-time payment ($2.5 billion), and to small businesses through the Canada Emergency Commercial Rent Assistance (CECRA) ($3.0 billion), also contribute to increased costs.

Operating expenses reflect the cost of doing business, including current pension service costs, for more than 100 government departments, agencies and Crown corporations. Operating expenses are projected to grow to $111.7 billion in 2020-21. This includes measures totalling $6.3 billion to procure medical and personal protective equipment in response to the crisis, $450 million to support Canada’s academic research community, and $241 million to develop virtual care and mental health tools for Canadians.

Losses from employee future benefit plans—which represent changes in the measurement of the government’s obligations for pensions and other employee future benefits accrued in previous fiscal years—are expected to increase to $14.9 billion in 2020-21. The increased loss is due to the significantly lower long-term interest rate forecasts, which are used to value the obligations.

128	Annex 2

Financial Source/Requirement

The budgetary balance is presented on a full accrual basis of accounting, recording government revenues and expenses when they are earned or incurred, regardless of when the cash is received or paid.

In contrast, the financial/source requirement measures the difference between cash coming in to the government and cash going out. This measure is affected not only by the budgetary balance, but also by the government’s non-budgetary transactions. These include changes in federal employee pension liabilities; changes in non-financial assets; investing activities through loans; investments and advances; and changes in other financial assets and liabilities, including foreign exchange activities.

Table A2.7

The Budgetary Balance, Non-Budgetary Transactions and Financial Source/Requirement

billions of dollars

		Projection

	2018– 2019	2019– 2020	2020– 2021
Budgetary balance	-14.0	-34.4	-343.2
Non-budgetary transactions
Pensions and other accounts	6.9	11.0	14.7
Non-financial assets	-5.0	-4.6	-5.3
Loans, investments and advances
Enterprise Crown corporations	-7.6	-12.0	-47.6
Insured Mortgage Purchase Program		-5.0	-50.8
Other	-0.1	-0.5	-40.8
Total	-7.8	-17.5	-139.3
Other Transactions
Accounts payable, receivable, accruals and allowances	9.9	4.0	0.9
Foreign exchange activities	-2.8	-3.2	3.0
Total	7.2	0.8	3.9
Total	1.2	-10.3	-126.0
Financial source/requirement	-12.7	-44.7	-469.3

Note: Totals may not add due to rounding.

As shown in Table A2.7, a financial requirement is projected for both 2019-20 and 2020-21. The projected financial requirement in 2020-21 largely reflects financing associated with the budgetary balance and increases in the government’s loans, investments and advances. This latter category includes funding to enterprise Crown corporations to support financing programs for businesses–including to the Business Development Bank of Canada and Export Development Canada under the government’s Business Credit Availability Program, Farm Credit Canada and the Canada Development Investment Corporation–as well as loans to the Canada Mortgage and Housing Corporation for the Insured Mortgage Purchase Program. Other financing arrangements include loans issued by the government under the Canada Emergency Business Account.

Details of Economic and Fiscal Projections	129

COVID-19 Economic Response Plan–Impact Summary

Table A2.8 provides a detailed breakdown of the estimated total impact value of each of the measures from the Plan as announced to date. For more detailed information on each of these measures as well as a regularly updated overview of this summary, visit: Canada.ca/Economic-Response-Plan.

Table A2.8

COVID-19 Economic Response Plan–Impact Summary

millions of dollars (as of July 3)

Total Impact Value[1]
(1) PROTECTING HEALTH AND SAFETY	19,765
Support for the Health Care Sector	3,075
Funding provided to support public education efforts; increased federal public health measures such as COVID-19 testing and surveillance; research and vaccine development; international support; and purchases of personal protective equipment and supplies. This measure helps provinces and territories to respond to COVID-19 (including $500 million in 2019-20 for public health preparedness, critical health care system needs and to support mitigation efforts as needed), and to protect the health, safety and security of health care workers and patients.
PPE and Related Equipment Support for Essential Workers	11
Funding to enhance procurement capacity in response to the increased demand related to the COVID-19 response, including increased procurement staff support, increased federal-provincial-territorial coordination, and support for the new COVID-19 Supply Council.
Support for Health Canada and the Public Health Agency of Canada	88
Funding to the Public Health Agency of Canada and Health Canada to support Canada’s enhanced response to the COVID-19 pandemic.
Safe Restart Agreement[2]	14,000
Approximately $14 billion to support the restarting of the country’s economies over the next 6-8 months, including: ramping up testing and contact tracing, securing a sufficient supply of personal protective equipment, supporting people experiencing mental health and problematic substance use challenges and ensuring health care systems have the capacity to manage future outbreaks. These investments will also provide support for vulnerable populations, help ensure the safety of child care centres for both children and educators, support essential municipal services, and provide paid sick leave.
Reducing Import Costs to Facilitate Access to Critical Medical Goods, including PPE[3]	281
Customs tariff and sales tax relief (effective March 16, 2020) for goods imported for emergency use by or on behalf of certain health-related entities, including hospitals, first response organizations and care homes, to respond to COVID- 19. Waiver (effective May 5, 2020) of customs tariffs on certain imports, including medical supplies such as, personal protective equipment for all importers, including businesses, distributers and individual Canadians.
Support for COVID-19 Medical Research and Vaccine Developments (over 2020-21 and 2021-22)	1,127
Funding to enable researchers and the private sector to accelerate the development, testing and implementation of medical and social countermeasures to mitigate the rapid spread of COVID-19 and its negative consequences on people, communities, and health systems.
Virtual Care and Mental Health Support	241
Funding provided to develop, expand and launch virtual care and mental health tools for Canadians. This measure helps Canadians to safely engage with health providers through virtual health services and will support access to reliable mental health supports in a safe and secure manner.

130	Annex 2

Table A2.8

COVID-19 Economic Response Plan–Impact Summary

millions of dollars (as of July 3)

	Total Impact Value[1]
Health and Social Support for Northern Communities	115
Funding provided to support northern communities, including support for air carriers, enhanced food subsidies and other emergency health care preparations and response.
Enhancing Public Health Measures in Indigenous Communities	285
Funding to support community-led responses to the pandemic, and provide targeted increases in primary health care resources for First Nations communities.
Support for International Partners	442
Funding provided (includes $322.4 million of International Assistance Envelope Crisis Pool and other re-allocated funding) to support international efforts, including vaccine development, address country-specific requests for assistance and to help ensure that international partners can maintain their services for vulnerable populations. This builds on $50 million in international assistance funding announced as a part of the COVID-19 Response Fund and other financing Global Affairs Canada is delivering to support international health needs.
Consular Assistance for Canadians Abroad	100
Funding (of which $36 million was in 2019-20) to support consular assistance to Canadians abroad, including: increasing capacity at Global Affairs Canada’s emergency response centre; facilitating the return of Canadians stranded abroad; and providing emergency loans and other consular assistance to Canadian travelers.
Total–(1) Support for the Health Sector and Safety of Canadians	19,765
(2) DIRECT SUPPORT MEASURES	212,155
HELP FOR CANADIANS–SUPPORTING INDIVIDUALS
Canada Emergency Response Benefit (CERB)	80,000	[4]
Funding provided for $2,000 per month in income support ($500 per week) for individuals who have ceased working due to COVID-19. The program was originally designed to provide 16 weeks of support but as economies slowly and safely restart, many Canadians still face challenges. To ensure Canadians continue to have the help they need as they transition back to work, the government has extended the CERB for up to a total of 24 weeks. Eligible recipients can earn up to $1,000 per month while collecting this benefit.
Canada Emergency Wage Subsidy (CEWS)	82,300
Payroll support through a 75% wage subsidy, up to $847 per week per employee, for eligible employers whose revenues have decreased by at least 15% in March, or 30% in April, May or June. Eligible employers qualify for the subsidy, retroactive to March 15. On May 15, the government announced its intention to extend the CEWS and undertook consultations as to how the measure could be updated to stimulate rehiring, provide support to employers during reopening and help them adapt to the new normal. The government will soon announce details of the proposed extension, for which funding has been set aside as part of the 2020 Economic and Fiscal Snapshot.
10% Temporary Wage Subsidy	2,080	[5]
Payroll support that allowed eligible employers to receive a 10% temporary wage subsidy up to a maximum subsidy of $1,375 per employee and $25,000 per employer.
Essential Workers Wage Top-Up	3,000
Transfer up to $3 billion to the provinces and territories to support wage increases for essential workers. This measure will improve the ability of provinces and territories to attract and retain workers in the essential services.

Details of Economic and Fiscal Projections	131

Table A2.8

COVID-19 Economic Response Plan–Impact Summary

millions of dollars (as of July 3)

Total Impact Value[1]
Special GST Credit Top-Up Payment	5,515
A special GST Credit Top-up payment, which doubled the maximum annual GST Credit amounts for the 2019-20 benefit year, delivered in April. This measure rapidly provided financial support to over 12 million low- and modest-income individuals and families regardless of employment situation, including low-income seniors and single parents.
Canada Child Benefit (CCB) Top-Up Payment	1,997
Additional support to about 3.7 million families with children under the age of 18. This measure provided an additional CCB payment of $300 per child on May 20, 2020 (increasing the maximum CCB amount per child for the 2019-20 benefit year).
Canada Student Loan Moratorium	190
Support for individuals with student debt burden through a moratorium on Canada Student Loan re-payments and interest until September 30, 2020.
Temporary Employment Insurance (EI) Measures–Waiving the EI Waiting Period for People in Imposed Quarantine	5
Increased income supports for workers who are sick, in quarantine or have been directed to self-isolate because of COVID-19 and are claiming EI sickness benefits. This includes the waiving of the mandatory one-week waiting period for people in imposed quarantine who claim EI sickness benefits and the requirement to provide a medical certificate for EI sickness claims beginning March 15, 2020 or later.
Advertising Campaign: Government of Canada’s COVID-19 Economic Response Plan 2020-21	10
Funding to inform Canadians and businesses of the financial assistance available to support them during the COVID-19 pandemic, and how they can apply. This measure includes funding for an advertising campaign using TV, print and digital channels and unpaid communications efforts to reach as many Canadians as possible.
COVID-19 Communications and Marketing	50
Funding for the Privy Council Office to coordinate a whole-of-government communications and marketing strategy that will ensure clear and high visibility of public health advice and guidance, help individuals and businesses understand how to benefit from the range of supports available to them, and provide clear, trusted messaging regarding safety and security, including travel advice.
HELP FOR CANADIANS–SUPPORT FOR STUDENTS (Over 2 years)
Canada Emergency Student Benefit (CESB)	5,250
Funding provided for income support to students and recent graduates who are not eligible for the Canada Emergency Response Benefit or Employment Insurance, and are unable to find work or unable to work due to COVID-19. The benefit amount is $1,250 per month, or $2,000 for those with disabilities or dependants. Eligible recipients can earn up to $1,000 per month while collecting this benefit.
Canada Student Service Grant (CSSG)	900
The Canada Student Service Grant recognizes students’ significant contributions to the COVID-19 efforts, and will provide up to $5,000 to support student’s post-secondary education costs in the fall.

132	Annex 2

Table A2.8

COVID-19 Economic Response Plan–Impact Summary

millions of dollars (as of July 3)

Total Impact Value[1]
Expanding Existing Federal Employment, Skills Development, Student and Youth Programming	1,008
Funding provided to expand existing federal employment, skills development, and youth programming to support jobs, volunteer opportunities, and skills development placements for students. This includes increasing financial supports under the Youth Employment and Skills Strategy, the Student Work Placement Program, Canada Summer Jobs, and the Canada Service Corps, increasing distinctions-based support for First Nations, Inuit and Métis Nation students, extending federal research scholarships and fellowships and supplementing existing federal research grants.
Enhancing Student Financial Assistance for Fall 2020	1,930
Funding provided to ensure that new and returning post-secondary students have sufficient funding to pursue their education by doubling the Canada Student Grants for all eligible full-time students to up to $6,000, and up to $3,600 for part-time students, in 2020-21. The Canada Student Grants for Students with Permanent Disabilities and Students with dependants will also be doubled. This measure also includes broadening eligibility for student financial assistance by removing the expected student and spousal contributions in 2020-21 and enhancing the Canada Student Loans Program by raising the maximum weekly amount available to students in 2020-21 from $210 to $350.
HELP FOR CANADIANS–SUPPORT FOR SENIORS
One-Time Payment for seniors eligible for Old Age Security (OAS) and the Guaranteed Income Supplement (GIS)	2,509
Funding provided for a one-time, tax-free payment to seniors during the week of July 6, 2020 to cover increased costs as a result of COVID-19. This measure includes a payment of $300 for all seniors eligible for the OAS pension and an additional $200 for seniors eligible for the GIS. This measure provides a total of $500 to seniors eligible to receive both the OAS and the GIS.
New Horizons for Seniors Program Expansion	20
Funding provided to expand the New Horizons for Seniors Program to support organizations that offer community- based projects that reduce isolation. This measure will help seniors maintain a social support network and improve their quality of life.
Reduction in Registered Retirement Income Fund (RRIF) Minimum Withdrawals	495
This measure provides a 25% reduction in the required minimum withdrawals from RRIFs for 2020, in recognition of volatile market conditions and their impacts on many seniors’ retirement savings.
Contribution of $9 Million through United Way for Local Organizations (in 2019-20)	9
Funding from existing resources provided to support immediate essential services to Canadian seniors impacted by COVID-19 including the delivery of groceries, medications or other needed items, or personal outreach to assess individuals’ needs and connect them to community supports.
HELP FOR CANADIANS–SUPPORTING VULNERABLE GROUPS
Support for the Homeless (through Reaching Home)	158
Funding provided to support people experiencing homelessness during the COVID-19 outbreak, with funding for community partners to help them with measures to manage or prevent an outbreak, such as purchasing beds and physical barriers to help with social distancing or personal protective equipment and supplies.
Support for Charities and Non-Profits Serving Vulnerable People	350
Funding provided to support vulnerable Canadians through charities and non-profit organizations that deliver essential services to those in need.

Details of Economic and Fiscal Projections	133

Table A2.8

COVID-19 Economic Response Plan–Impact Summary

millions of dollars (as of July 3)

Total Impact Value[1]
Support for Women’s Shelters and Sexual Assault Centres, including in Indigenous Communities	50
Funding provided to women’s shelters and sexual assault centres across the country, including Indigenous shelters, to address their immediate needs to support women and children fleeing violence in cases where they are unable to safely shelter at home.
Support for Children and Youth	8
Funding provided to support Kids Help Phone to address the emotional and mental health needs of children and youth resulting from the COVID-19 pandemic.
Support for Food Banks and Local Food Organizations (of which, $25 million in 2019-20)	100
Funding for food banks and other organizations providing emergency hunger relief across Canada that are facing increased demand for their services. This funding will be used to purchase food and other basic necessities.
Support for the Canadian Red Cross	100
Funding provided to help the Canadian Red Cross address immediate COVID-19 needs, including enhancing the organization’s response capacity and its support in public health efforts. This measure will also help the Canadian Red Cross to support additional relief and recovery efforts this year related to COVID-19, as well as for future floods and wildfires.
Indigenous Community Support Fund	380
Funding provided for distinctions-based support for Indigenous communities, with dedicated funding for urban and off reserve Indigenous organizations. This funding supports Indigenous leadership to flexibly design and implement community-based solutions to prepare for and react to the spread of COVID-19 within their communities.
Support for the On-Reserve Income Assistance Program	270
Funding to address increased demand and help individuals and families meet their essential living expenses. It will also enable additional staff to be hired to better serve First Nations communities and connect individuals to other government programs.
Protecting and Supporting Indigenous Women and Girls Fleeing Violence (2020-21 and 2021-22)[6]	29
Funding provided to help build and operate 10 shelters in First Nations communities on reserve across the country, and two shelters in the territories, to support Indigenous women and children experiencing and fleeing violence, and to support engagement with Métis leaders and service providers on an approach for shelter provision and community-led violence prevention projects for Métis women, girls, and LGBTQ2 people.
Support for Persons with Disabilities	573
Funding provided for a one-time, tax-free payment for Canadians with a valid Disability Tax Credit (DTC) certificate; the creation of a National Workplace Accessibility Stream of the Opportunities Fund for Persons with Disabilities to help Canadians with disabilities and their employers to improve workplace accessibility and access to jobs; and, via existing funding of $1.18 million, for five new projects through the Accessible Technology Program.

134	Annex 2

Table A2.8

COVID-19 Economic Response Plan – Impact Summary

millions of dollars (as of July 3)

	Total Impact Value[1]
PROTECTING JOBS AND THE ECONOMY – SUPPORTING BUSINESSES AND WORKERS
Canada Emergency Commercial Rent Assistance (CECRA) for Small Businesses	2,974
Less: Provincial Contribution	(569)

Provides forgivable loans, in partnership with the provinces and territories, to qualifying commercial property owners who in turn lower or forgo rent of impacted small businesses for April, May, and June, with a one-month optional extension to cover July, which will lower rent by 75% for small businesses affected by COVID-19. Impacted small business tenants are those paying less than $50,000 per month in rent, with annual revenues of less than $20 million (at ultimate parent level), and who have experienced at least a 70% drop in revenues on average from April to June.

Canada Emergency Business Account (CEBA) (25% incentive)	13,750	[7]

Provides interest-free, partially forgivable loans of up to $40,000 to small businesses and non-profits that have experienced diminished revenues due to COVID-19 but face ongoing non-deferrable operating costs such as rent, utilities, insurance, taxes, and employment costs. Businesses will be eligible if they demonstrate having either $20,000 to $1.5 million in total payroll in 2019 or, for businesses with less than $20,000 in total payroll, if they have eligible non-deferrable expenses between $40,000 and $1.5 million in 2020. 25% of this loan is forgivable if repaid by December 31, 2022.

Enhancements to Work-Sharing (over 3 years)	12

Funding provided to support flexibility for businesses to avoid layoffs by reducing hours and providing EI support for eligible employees who agree to participate in Work-Sharing Agreement. The enhancements consist of extending the maximum duration of Work-Sharing agreements from 38 to 76 weeks, expanding eligibility and streamlining the application process.

PROTECTING JOBS AND THE ECONOMY – ADDITIONAL SUPPORTS
Alternative Credit Support for Businesses Unable to Access other Emergency Measures	675

Provides financing support through a new Regional Relief and Recovery Fund run by Regional Development Agencies to small and medium-sized businesses that are unable to access existing COVID-19 supports.

Support for Rural Businesses and Communities	287
Provides support to rural businesses and communities through the Community Futures Network, including access to capital. This program is part of the Regional Relief and Recovery Fund.
Support for Early Stage Companies	250
Provides support through the National Research Council’s Industrial Research Assistance Program to assist innovative, early-stage companies that are unable to access the Canada Emergency Wage Subsidy.
Support for Young Entrepreneurs	20
Provides support to Futurpreneur Canada to provide payment relief for its young entrepreneur clients facing challenges due to COVID-19 for up to 12 months.
Women Entrepreneurship Strategy – Ecosystem Top-up	15
Additional funding for the Women Entrepreneurship Strategy (WES) for WES Ecosystem Fund recipient organizations to help women entrepreneurs through the COVID-19 pandemic.

Details of Economic and Fiscal Projections	135

Table A2.8

COVID-19 Economic Response Plan – Impact Summary

millions of dollars (as of July 3)

Total Impact Value[1]
Support for Indigenous Businesses and Aboriginal Financial Institutions	307

Funding provided to support Indigenous businesses through repayable and non-repayable contributions, as well as for operating expenses and liquidity pressures of Aboriginal Financial Institutions, and program administration through the National Aboriginal Capital Corporations Association.

Support for Local Indigenous Businesses and Economies	133

Funding to help Indigenous communities support their local businesses and economies, including $117.0 million to help small and community-owned Indigenous businesses and $16.0 million to support Indigenous businesses operating in the tourism sector.

Financial Relief for First Nations through the First Nations Finance Authority	17

Funding provided to support interest payment relief to First Nations with existing loans under the First Nations Finance Authority. This funding will directly help First Nations to maintain financial stability and lessen the economic impacts of COVID-19, as well as allocate financial resources to other critical needs during this crisis.

Parks Canada Revenue Replacement and Rent Relief	74

Funding to replace lost Parks Canada visitor revenue due to the closure of the national parks, national marine conservation areas and national historic sites, and to support the waiver of up to 75 per cent of eligible commercial rent for April, May and June 2020 (or equivalent amounts for annual rents) for eligible business and municipal tenants in Parks Canada places.

Granville Island Emergency Relief Fund	17
Funding provided to the Canada Mortgage and Housing Corporation to use as emergency relief for Granville Island and sustain its operations for one year.
Support for the Federal Bridge Corporation Limited	3

Funding for the Federal Bridge Corporation Limited to cover revenue shortfalls experienced by the Seaway International Bridge Corporation due to COVID-19. Funding will ensure the continued safe operation of the bridge.

Wage Support for Staff of the Non-Public Funds, Canadian Forces	6

Funding for the Department of National Defence to meet payroll requirements of the Staff of the Non Public Funds, Canadian Forces, to compensate for reduced revenues due to the closure of non-essential businesses and programs. In April 2020, over 1,700 employees benefited from wage relief. With the re-opening of some retail outlets and other facilities, the number of supported employees has decreased to approximately 1,350.

Support for Northern Businesses	15
Funding from existing resources for non-repayable support for businesses in the territories to help address the impacts of COVID-19.
PROTECTING JOBS AND THE ECONOMY – ADDITIONAL SECTOR-SPECIFIC SUPPORTS
Support for the Air Transportation Sector	331

Waiving of ground lease rents for 21 airport authorities that pay rent to the federal government, with comparable treatment for PortsToronto, which operates Billy Bishop Toronto City Airport, from March to December 2020. Rent relief for airports is intended to reduce their cost pressures and help them preserve cash flow.

136	Annex 2

Table A2.8

COVID-19 Economic Response Plan – Impact Summary

millions of dollars (as of July 3)

Total Impact Value[1]
Support for Food System Firms that Hire Temporary Foreign Workers	54

Funding to support food system firms incurring incremental health and safety costs associated with new, COVID-19 related requirements for hiring Temporary Foreign Workers. A maximum of $1,500 per individual Temporary Foreign Worker is available for eligible firms. To ease administrative burden on employers, the duration of allowable employment under Labour Market Impact Assessments for low-wage temporary foreign workers has also been extended from one year to two years, as part of a three-year pilot project. Funding is also included to fully refund Labour Market Impact Assessment fees to eligible employers who had applied to hire a temporary foreign worker through the Temporary Foreign Worker Program, but can no longer do so due to the impacts of the pandemic.

Support for Fish and Seafood Processors	63

Assistance for fish and seafood processors through the new Canadian Seafood Stabilization Fund, to help businesses access short term financing, add storage capacity, adopt new health and safety measures, and to support measures to improve productivity and respond to changing market demands.

Support for Fish Harvesters	469

Up to $267.6 million for a new Fish Harvester Benefit to help provide income support to self-employed fish harvesters and shareperson crew members and up to $201.8 million for a new Fish Harvester Grant to provide non repayable support to help eligible self employed fish harvesters. New measures or changes to Employment Insurance (EI) are also proposed to allow self-employed fish harvesters and sharepersons crew to access EI benefits on the basis of insurable earnings from previous seasons.

Supporting Canada’s Farmers, Food Businesses, and Food Supply	453

Support for the continued efficiency and viability of the food system, including through: a new $77.5 million Emergency Processing Fund; up to $125 million in National AgriRecovery Initiatives for beef and pork sectors; and $50 million for a new Surplus Food Purchase Program. The government is working with provinces and territories to increase interim payments from 50% to 75% through AgriStability and continues to explore the possibility of expanding the AgriInsurance program to include labour shortages as an eligible risk for the horticulture sector. The government has also increased the Canadian Dairy Commission’s borrowing limit by $200 million to support the purchase and temporary storage of surplus dairy products (e.g., cheese and butter ) to avoid food waste.

Support for Food Inspection Services	20
Support for increased food inspection capacity to ensure that critical activities continue in order to protect the integrity of Canada’s food safety system.
Emissions Reduction Fund for the Oil and Gas Sector (over two years)	750

Funding to support the conventional and offshore oil and gas sectors in undertaking investments and research to reduce greenhouse gas (GHG) emissions, with a focus on methane. Provides support to reduce GHG emissions in the near-term while accelerating capital expenditures that would otherwise be delayed.

Cleaning up Former Oil and Gas Wells	1,720

Provides financial support to Alberta ($1 billion), Saskatchewan ($400 million) and British Columbia ($120 million) to clean up orphan and inactive oil and gas wells and related facilities, and an additional $200 million (repayable) to the Alberta Orphan Well Association to clean up orphan wells. Funding will stimulate economic activity and maintain jobs in the oilfield services sector in provinces that have been disproportionately impacted by reduced oil and gas sector capital spending.

Support for Cultural, Heritage and Sport Organizations	500
Funding provided to help address the financial needs of organizations affected by the COVID-19 crisis within the cultural, heritage, and sport sectors.

Details of Economic and Fiscal Projections	137

Table A2.8

COVID-19 Economic Response Plan – Impact Summary

millions of dollars (as of July 3)

Total Impact Value[1]
Support for Canada’s National Museums	26

Funding to help Canada’s six national museums and the National Battlefields Commission maintain essential services and be ready to reopen their doors to the public once precautionary measures are lifted.

Support for Canada’s National Arts Centre	18
Funding to the National Arts Centre to support operational costs and cover projected re-opening costs related to the COVID-19 pandemic.
Support for the Broadcasting Industry	30
Waived Part I licence fees for the 2020-21 fiscal year, providing financial relief to private broadcasters.
Support for Canada’s Academic Research Community	450

Funding to provide wage supports to universities and health research institutes, whose research staff cannot access existing COVID-19 support measures, and to maintain essential research related activities during the crisis and resume full research operations once physical distancing measures are lifted.

Total – (2) Direct Support Measures	212,155
(3) TAX AND CUSTOMS DUTY PAYMENT LIQUIDITY SUPPORT	85,000
Personal Income Tax Payment Deferral until after August	25,000

Return filing due date was deferred until June 1, 2020. Individuals allowed to defer their income tax payments until after August 31, 2020 for new balances that become due on or after March 18 and before September 1, 2020.

Estimated to support $25 billion in additional liquidity for individuals with tax owing at filing.

Business Income Tax Payment Deferral until after August	30,000

Allow businesses to defer income tax payments until after August 31, 2020. The deferral applies to new balances and instalments under Part I of the Income Tax Act that become due on or after March 18 and before September 1, 2020.

Estimated to support $30 billion in additional business liquidity.

Sales Tax Remittances and Customs Duty Payments Deferral	30,000

Allowed businesses to defer to June 30 remittances/payments, normally due at the of end of March, and in April and May, of any GST/HST they had collected on their sales or GST and customs duty payments that had been assessed on imported goods. Estimated to provide up to $30 billion in cash flow or liquidity assistance for Canadian businesses and self-employed Canadians over three months.

Total – (3) Tax and Customs Duty Payment Liquidity Support	85,000

138	Annex 2

Table A2.8

COVID-19 Economic Response Plan – Impact Summary

millions of dollars (as of July 3)

	Total Impact Value[1]
(4) BCAP AND OTHER CREDIT AND LIQUIDITY SUPPORT	86,450
Business Credit Availability Program (BCAP)
Canada Emergency Business Account (CEBA) (not including 25% incentive)	41,250	[7]

Provides interest-free, partially forgivable loans of up to $40,000 to small businesses and non-profits that have experienced diminished revenues due to COVID-19 but face ongoing non-deferrable operating costs such as rent, utilities, insurance, taxes, and employment costs. Businesses will be eligible if they demonstrate having either $20,000 to $1.5 million in total payroll in 2019 or, for businesses with less than $20,000 in total payroll, if they have eligible non-deferrable expenses between $40,000 and $1.5 million in 2020. 25% of this loan is forgivable if repaid by December 31, 2022.

Small and Medium-sized Enterprise Loan and Guarantee Program	40,000

Provides credit support to small and medium-sized businesses by offering new financing of up to $12.5 million under the BDC co-lending program and loans of up to $6.25 million under the EDC BCAP guarantee program. The support is delivered through financial institutions to help businesses meet their operational cash flow requirements.

Mid-Market Guarantee and Financing Program	To be determined	[8]

Support for mid-market businesses offering loans of up to $60 million per company, and guarantees of 75% for loans up to $80 million, through the Business Credit Availability Program offered by BDC and EDC.

Large Employer Emergency Financing Facility	To be determined	[8]

Bridge financing of $60 million or greater to Canada’s largest enterprises whose needs are not being met by conventional financing, in order to keep operations going. This facility, delivered by the Canada Enterprise Emergency Funding Corporation, a subsidiary of the Canada Development Investment Corporation, is intended to help protect Canadian jobs, help businesses weather the current economic downturn, and avoid bankruptcies of otherwise viable firms where possible.

Support for the Agriculture and Agri-Food Sector	5,200

Provides $5 billion in additional credit facilities to farmers and agri-food businesses through Farm Credit Canada, and a Stay of Default on eligible Advance Payment Program loans totaling $173 million. Additional credit supports help farm operators and other agri-food businesses mitigate cash flow constraints affecting production cycles and planning.

Total (4) – BCAP and Other Credit and Liquidity Support	86,450
Credit and Liquidity Support through the Bank of Canada, CMHC and Commercial Lenders[9,10]	300,000

Measures to support financial sector liquidity and market functioning to facilitate continued lending to individuals and businesses. Includes Bank of Canada actions to respond to financial system liquidity pressures and restore functioning of core funding markets.

Capital Relief (OSFI Domestic Stability Buffer)	300,000

Reduction by the Office of the Superintendent of Financial Institutions of the Domestic Stability Buffer by 1.25% of risk-weighted assets, which has allowed financial institutions to inject up to $300 billion in additional lending into the economy.

Total- BCAP and Other Credit and Liquidity Support and Capital Relief	686,450

Details of Economic and Fiscal Projections	139

Table A2.8

COVID-19 Economic Response Plan – Impact Summary

millions of dollars (as of July 3)

Total Impact Value[1]
(5) Protecting Health and Safety, Direct and Tax Liquidity Support and BCAP and other Credit Liquidity Support (Lines 1, 2, 3 & 4) (Total Impact Value1)	403,370
(6) Less Adjustments[11]	-175,488
(7) Protecting Health and Safety, Direct and Tax Liquidity Support and BCAP and other Credit Liquidity Support (Lines 1, 2, 3 & 4) (Net Fiscal Impact, 2020-21)	227,882
1	Total impact in 2020-21, unless otherwise specified. Differs from fiscal cost on an accrual basis (refer to note 11). Numbers may not add due to rounding.
2	Support includes $500 million for PPE and related equipment support for essential workers.
3	Estimate assumes tariff waiver would remain in place through 20-21 fiscal year. This could be repealed sooner.
4	Revised estimate based on observed take-up and eight-week extension.
5	Revised estimate.
6

Profile for the first 2 years (2020-21 and 2021-22) of total funding of $90.6M over five years, and $11.2M ongoing, announced on May 29 to protect and support Indigenous women and girls fleeing violence, including to build new shelters and support operating costs.

7	Estimate. Reflects program expansion announced on June 26 and observed take-up.
8	Estimates of cost/impact under review, pending availability of take-up data.
9	Figures represent lower bound estimates based upon announced credit and liquidity support to date.
10

The accrual impact of activities undertaken by the Bank of Canada and the Canada Mortgage and Housing Corporation to provide credit and liquidity support are reflected in the government’s revenues from enterprise Crown corporations.

11

These adjustments represent the difference between the total near-term impact values and the net fiscal impact of these measures on an accrual basis, in 2020-21. The difference is primarily attributable to the accounting treatment of (and provisions related to) credit and liquidity support measures, as well as, to a lesser extent, other cash-accrual accounting differences, and funding or impacts in 2019-20 or 2021-22, which are not included in the net fiscal impact total for 2020-21.

140	Annex 2

COVID-19 Economic Response Plan – Other Measures

The following additional measures (with no new net fiscal impact) have also been announced as part of the Plan to provide direct support to individuals and businesses as well as support for business credit and financial institutions.

DIRECT SUPPORT

Mortgage Payment Deferral

Increased flexibility provided by the Canada Mortgage and Housing Corporation, private mortgage insurers and lenders for homeowners facing financial difficulties to defer up to six monthly mortgage payments on homeowner mortgage loans. Mortgage insurers are permitting lenders to allow payment deferral immediately. According to the Canadian Bankers Association (CBA), as of June 24, more than 743,000 Canadians have received mortgage deferrals or skip a payment from Canadian banks, which represents about 15% of the number of mortgages in bank portfolios.

Relief for Federally Regulated Pension Plan Sponsors

Temporary moratorium on solvency payment requirements for federally regulated defined benefit plans from April 1, 2020 until December 30, 2020, which helps ensure employers have the financial resources they need to maintain their operations and their pension plans. The government will consult with stakeholders over the coming months on options to provide relief from 2021 funding obligations, as necessary.

Changes to the Canada Summer Jobs Program

To help continue supporting approximately 70,000 job placements for youth ages 15-30, several changes were made to the Canada Summer Jobs program within existing resource levels. Temporary changes to the program for 2020-21 include: an increase to the wage subsidy, so that private and public sector employers can also receive up to 100 per cent of the provincial or territorial minimum hourly wage for each employee; an extension to the end date for employment to February 28, 2021; allowing employers to adapt their projects and job activities to support essential services; and allowing employers to hire staff on a part-time basis.

Support for Tourism

Destination Canada will co-invest $30 million (funding through an existing allocation of $30M in 2020-21) matched by provincial and territorial marketing organizations to help support locally led marketing programs by encouraging Canadians to discover local tourist sites.

Gas Tax Fund Acceleration

The payment of $2.2 billion in annual federal infrastructure funding for communities under the Gas Tax Fund has been accelerated, with communities receiving funding in one payment in June 2020. Early delivery of funding for 2020-21 will help communities move forward with infrastructure projects that will improve quality of life and help restart local economies.

COMPLEMENTARY ACTIONS TO SUPPORT BUSINESS CREDIT AND FINANCIAL INSTITUTIONS

Regulatory Adjustments for Federally Regulated Financial Institutions and Private Pension Plans

Regulatory adjustments to support the financial and operational resilience of federally regulated banks, insurers and private pension plans, and to reduce some of the operational stress on institutions.

Details of Economic and Fiscal Projections	141

Policy Actions Taken Since EFU 2019

Since 2016, the government has provided a transparent overview of all off-cycle spending. The investments (Table A2.9) ensure that Canadians are continually well served by the programs they rely on and that government operations carry on as usual.

Table A2.9

Policy Actions Since the 2019 Economic and Fiscal Update

millions of dollars

	2019– 2020	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025
Government Operations, Fairness and Openness	4	1,232	778	941	488	522
Real Property Program Integrity	0	285	285	285	285	285

Funding provided to Public Service and Procurement Canada’s Federal Accommodation Program to maintain current office accommodation and related real property service levels to federal departments and agencies.

Ensuring Proper Payment for Public Servants	0	280	280	350	0	0

Funding to Public Services and Procurement Canada to further stabilize the Phoenix pay system, improve pay processing productivity, eliminate the backlog of outstanding pay transactions, and ensure that data integrity problems resulting from the current pay system do not affect the public service pension system.

Revitalizing National Capital Commission Infrastructure Assets	0	11	10	12	3	3
Funding for the National Capital Commission to complete required maintenance work on priority infrastructure assets, some of which were damaged in extreme weather events.
Real Property Price Protection for Employment and Social Development Canada	2	6	6	6	6	6
Less: Funds From CPP Account	0	-1	-1	-1	-1	-1
Less: Projected Revenues	0	-1	-4	-4	-4	-4
Funding for Employment and Social Development Canada to support price fluctuations related to real property assets.
Supporting the Office of the Information Commissioner	0	3	3	3	3	3

The Office of the Information Commissioner (OIC) is integral to ensuring Canadians receive timely, accurate and complete responses to requests for government information. Funding is to provide more predictable resourcing for the OIC to ensure it can continue to effectively play its Parliamentary oversight function.

Enhancing Support to Canada’s Administrative Tribunals	0	3	5	5	0	1
Less: Funds Previously Provisioned in the Fiscal Framework	0	-1	-1	-1	-1	-1

Funding to the Administrative Tribunals Support Service of Canada to assist with the expanded workload across a portfolio of eleven federal administrative tribunals, which will support access to justice for Canadians on issues ranging from human rights to labour relations to trade.

Supporting the Office of the Commissioner for Federal Judicial Affairs and the Canadian Judicial Council	0	4	1	1	1	1

Funding to the Office of the Commissioner for Federal Judicial Affairs (FJA) and Canadian Judicial Council’s respective mandates to support the judicial discipline process, and to increase ongoing resources within the FJA to support its core mandate.

142	Annex 2

Table A2.9

Policy Actions Since the 2019 Economic and Fiscal Update

millions of dollars

	2019– 2020	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025
Benefits Delivery Modernization	0	73	69	109	87	101
Less: Funds From CPP Account	0	-8	-16	-18	-7	0
Less: Projected Revenues	0	-31	-91	-94	-96	-100

Funding for Employment and Social Development to implement the first phase of its next-generation information technology and service delivery system to replace the existing legacy systems. The next-generation platform will deliver Old Age Security, Canada Pension Plan (CPP) and Employment Insurance (EI) benefits. As such, investments are partly offset by funds from the CPP Account and projected revenues from EI premiums. Negative fiscal impacts in some years are due to depreciation of capital investment over time coupled with offsets received over a shorter period.

Stabilization of Information Technology in support of ESDC program delivery	0	4	18	37	55	65
Less: Funds From CPP Account	0	-5	-9	-10	-7	-6
Less: Projected Revenues	0	-14	-42	-43	-44	-46

Funding for Employment and Social Development to stabilize its existing information technology (IT) systems to ensure continued service delivery while its next-generation IT and service delivery system is being developed and put in place. Funding will support delivery of Old Age Security, Canada Pension Plan (CPP) and Employment Insurance (EI) benefits. As such, investments are partly offset by funds from the CPP Account and projected revenues from EI premiums. Negative fiscal impacts in some years are due to depreciation of capital investment over time coupled with offsets received over a shorter period.

Safeguarding Canadians’ personal information	0	11	13	13	10	10
Less: Funds From CPP Account	0	0	0	-3	-2	0
Less: Projected Revenues	0	-2	-7	-7	-7	-7

Funding for Employment and Social Development to prevent fraud and enhance the security measures that protect the confidentiality of Canadians’ sensitive information, including Social Insurance Numbers. Funding will support delivery of Old Age Security, Canada Pension Plan (CPP) and Employment Insurance (EI) benefits. As such, investments are partly offset by funds from the CPP Account and projected revenues from EI premiums.

Disability Insurance Rate Change and Supplemental Payment	0	396	78	80	83	85

Proposed funding for Treasury Board of Canada Secretariat to support a supplemental payment and fund the government’s portion of an increase in the premium rate to ensure the government meets its contractual obligations under the public service Disability Insurance Plan.

Real Property Price and Volume Protection	2	79	79	79	79	79
Funding for Public Services and Procurement to support price and volume fluctuations related to the management of real property assets.
Saskatchewan’s 2016-17 Fiscal Stabilization Claim - Results from the Technical Opinion	0	19	0	0	0	0

The Minister of Finance offered to have two independent experts provide a joint technical opinion on parts of the assessment of Saskatchewan’s 2016-17 Fiscal Stabilization Claim. This one-time payment to the government of Saskatchewan is based on the results of the joint technical opinion provided by the two experts.

Details of Economic and Fiscal Projections	143

Table A2.9

Policy Actions Since the 2019 Economic and Fiscal Update

millions of dollars

	2019– 2020	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025
Additional Fiscal Equalization Offset Payments to Nova Scotia	0	0	0	0	0	0

The government intends to introduce legislation to extend the authority to make additional fiscal equalization offset payments to Nova Scotia for any fiscal year between April 1, 2020 and March 31, 2023 to ensure that Nova Scotia is not penalized by the timing of a recalculation of past royalties attributable to an arbitration settlement that raised Nova Scotia’s offshore revenues for the purposes of Equalization in 2018-19 and thus affects Nova Scotia’s Equalization entitlements until 2022-23. Projected costs of $86 million in 2020-21 and $43 million in 2021-22 are already reflected in the fiscal framework.

Increasing Borrowing Limits for Yukon, the Northwest Territories and Nunavut	0	0	0	0	0	0

The governments of Yukon, the Northwest Territories and Nunavut have requested that the Government of Canada increase their borrowing limits. Following an assessment of their economic and fiscal outlook, the government proposes to increase the borrowing limit of Yukon from $400 million to $800 million, to increase the borrowing limit of Northwest Territories from $1.3 billion to $1.8 billion, and to increase the borrowing limit of Nunavut from $650 million to $750 million, upon Governor in Council approval. These increased borrowing limits will give the territories greater flexibility to make important investments for their economic development, such as in infrastructure projects, as well as greater fiscal flexibility to address the impacts of COVID-19.

Increased Capacity at the Privy Council Office	0	7	15	15	15	15

This measure would increase capacity at the Privy Council Office to ensure it can continue to adequately meet its mandate following the creation of the role of the Deputy Prime Minister and Minister of Intergovernmental Affairs and Internal Trade. Other core activities will also be supported by additional funding, such as supporting intergovernmental engagement.

Better Services for Seniors	0	46	51	94	0	0
Funding for Employment and Social Development Canada to deliver the Old Age Security program, ensuring that seniors are not left waiting for support.
Government of Canada IT Operations	0	45	31	32	32	32
Funding to Shared Services Canada and the Communications Security Establishment to ensure that federal public servants can work productively and securely in a remote environment.
Stabilizing and Improving HR to Pay	0	23	0	0	0	0
Funding proposed for the Treasury Board of Canada Secretariat, in support of their role as business owner, for Phoenix stabilization and HR-to-Pay initiatives.
Stabilizing the CORCAN Program	0	0	0	0	0	0

CORCAN is a rehabilitation program of the Correctional Service of Canada, which provides offenders with employment and employability skills training while incarcerated, and for brief periods of time after they are released into the community. Funding is to address a temporary disruption in CORCAN operations due to the COVID-19 pandemic.

Business Resumption and Workplace Health and Safety Guidance	0	2	4	0	0	0

Funding to Employment and Social Development Canada to augment the capacities of the Canadian Centre for Occupational Health and Safety, and Transport Canada to enhance support to federally regulated employers as they seek to reopen safely.

144	Annex 2

Table A2.9

Policy Actions Since the 2019 Economic and Fiscal Update

millions of dollars

	2019– 2020	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025
Growth, Innovation, Infrastructure and the Environment	-5	1,204	486	368	334	330
Sustainable Aquaculture	0	11	11	11	11	11

Funding for Fisheries and Oceans Canada to renew the Sustainable Aquaculture Program to continue streamlining regulations, improving regulatory management, and increasing our understanding of the impact of aquaculture operations on the environment.

Returning Proceeds from the Pollution Pricing Framework to Certain Sectors	0	12	0	0	0	0

Funding proposed for Environment and Climate Change Canada to administer the Climate Action Incentive Fund to return estimated 2019-20 proceeds from the pollution pricing framework to help small and medium-sized enterprises (SMEs), municipalities, universities, schools, hospitals and not-for-profit organizations in jurisdictions where the federal price on pollution is being applied.

Strengthening Environmental Enforcement	0	10	10	10	10	10
Funding for Environment and Climate Change Canada to improve enforcement and to ensure that environmental laws are respected.
Investing in the Global Atmospheric Watch Observatory in Nunavut	0	0	0	1	1	1
Funding for Environment and Climate Change Canada to decommission one building and retrofit another to address health and safety risks for staff and support continued research at the site.
Canada Energy Regulator	0	33	32	24	24	24
Less: Costs to be Recovered	0	-33	-32	-24	-24	-24

Funding to renew and enhance the Canada Energy Regulator to allow the organization to fulfil its mandate of ensuring access to safe, affordable and reliable energy while reflecting Canadian’s priorities of great certainty, more transparency, enhanced public participation and an expanded role for Indigenous peoples. Funding would also be used to support data modernization at the Canada Energy regulator to allow the organization to better serve Canadians. All funding would be fully cost-recovered from industry.

Targeted Geoscience Initiative and Geo-Mapping for Energy and Minerals	0	13	21	22	22	20
Funding for the Department of Natural Resources to renew the Targeted Geoscience Initiative and Geo-Mapping for Energy and Minerals programs in order to advance geoscience research.
Indigenous Consultations and Capacity Building for Natural Resource Projects	0	20	17	3	3	3

Funding for Natural Resources Canada to: renew the Indigenous Partnership Office-West for two years to build Indigenous capacity to participate in and benefit from natural resource infrastructure projects in British Columbia and Alberta; to strengthen departmental capacity to consider major natural resource development projects undergoing federal impact assessments; and to conduct Indigenous consultations on projects undergoing environmental assessments by the Canada Energy Regulator.

Northern Projects Management Office	0	4	4	4	4	4

Funding for the Canadian Northern Economic Development Agency and Transport Canada to support the Northern Projects Management Office to improve the environmental review process for proposed major resource development and infrastructure projects in northern Canada.

Details of Economic and Fiscal Projections	145

Table A2.9

Policy Actions Since the 2019 Economic and Fiscal Update

millions of dollars

	2019– 2020	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025
Marine Atlantic Inc.	0	52	53	4	4	4

Funding for Marine Atlantic Inc. (MAI) to support its ongoing operations and capital requirements over the next two years. This will allow MAI to continue providing essential ferry service between Newfoundland and Nova Scotia.

VIA Rail Inc.	0	165	201	197	191	199

Funding for VIA Rail Inc. (VIA) to support its ongoing operations and capital requirements over the next five years. This will allow VIA to maintain services and ensure that VIA’s assets are maintained in a state of good repair and compliant with safety regulations.

Supporting Air Passenger Protection and Accessibility Rights	0	12	11	0	0	0
Less: Funds Previously Provisioned in the Fiscal Framework	0	-4	-1	0	0	0

Funding for the Canadian Transportation Agency (CTA) to respond to a higher number of service and accessibility- related complaints. This will enable the CTA to continue to provide timely dispute resolution services to Canadians when they are unable to resolve issues directly with service providers.

Canadian Air Transport Security Authority	0	766	16	16	16	16
Less: Year-Over-Year Reallocation of Funding	-5	5	0	0	0	0

Funding for the Canadian Air Transport Security Authority (CATSA) to continue status quo operations until the organization is transitioned to a new not-for-profit entity that will deliver security screening services (as announced in Budget 2019), and to expand the use of full body scanners to enhance security screening at key airports. Also includes funding for CATSA and Transport Canada to support the transition to the new entity.

Supporting divestiture and operations of Transport Canada ports	0	69	15	7	7	7

Funding for Transport Canada to divest certain ports and support the continued operations and maintenance of the remaining ports in its inventory. Divesting certain ports will allow these facilities to be operated in the interests of the communities that they serve. Funding will also allow for continued safety inspections, repairs, and capital investments to ensure that the ports currently managed by Transport Canada are safe for users.

Rehabilitation of the Victoria Bridge	0	8	5	2	0	0

Funding for Transport Canada to support major rehabilitation work on the Victoria Bridge related to the roadway, including the repair of structural elements and the improvement of its approaches and signalization. These activities will ensure the bridge remains safe and that commuters in the Montreal region can access its roadway.

Enhancing federal infrastructure capacity and expertise	0	3	52	56	52	50

Funding for Infrastructure Canada to enable the department to continue to deliver infrastructure programs, and to strengthen policy capacity and ensure sound financial stewardship for the government’s infrastructure investments. Also includes funding to support the duties of the Minister of Rural Economic Development.

Improving the National Capital Region Crossings	0	5	0	0	0	0

Funding for the National Capital Commission to continue technical studies, assessments and planning for an additional National Capital Region crossing. Funding will also support the rehabilitation of the Portage and Champlain Bridges.

146	Annex 2

Table A2.9

Policy Actions Since the 2019 Economic and Fiscal Update

millions of dollars

	2019– 2020	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025
Disaster Mitigation and Response	0	17	27	2	1	1
Less: Funds Previously Provisioned in the Fiscal Framework	0	-5	0	0	0	0

Funding to Public Safety Canada and Indigenous Services Canada to support the creation of a taskforce to develop options for a national high-risk flood insurance program and a national action plan for potential relocation. Additionally, funding to Finance Canada to develop insurance-based strategies for addressing broader natural disaster protection gaps, including for earthquakes; leverage Canada’s robust private insurance market; and respond to evolving protection gaps and insurance issues as climate related perils intensify over time. Finally, funding to Public Safety Canada to support the renewal of the National Disaster Mitigation Program.

Business Risk Management Programming and Private Sector Insurance	0	0	2	2	2	2
Reduction in reference levels	0	0	-2	-2	-2	-2

AgriStability program parameters amended to exclude private-sector insurance payments from farm income calculations. Allowing farmers to be compensated for the same loss under both AgriStability and private insurances intends to incent development of private sector alternatives.

Expanding Tax Support for Business Investment in Zero-Emission Vehicles	0	20	20	10	10	2

To encourage businesses to adopt zero-emission vehicles, the government proposes to provide a full tax write-off to business investments in: used on-road battery electric, plug-in hybrid (with a battery capacity of at least 7 kWh) or hydrogen fuel cell vehicles; and, new and used fully electric or hydrogen powered rail, aerial, marine or off-road zero- emission automotive equipment and vehicles. The full tax write-off will apply to eligible vehicles purchased on or after March 2, 2020 and will be gradually phased out beginning January 1, 2023 and ending December 31, 2027.

Sustainable Finance	0	2	2	2	0	0

Funding provided for the Department of Finance and Environment and Climate Change Canada to create a private- public Sustainable Finance Action Council aimed at developing a well-functioning sustainable finance market in Canada.

Limiting the spread and impact of the mountain pine beetle	0	25	23	23	1	1
Less: Funds Previously Provisioned in the Fiscal Framework	0	-1	-1	-1	-1	-1

Funding for Natural Resources Canada to support the province of Alberta in combatting the effects and eastward spread of the Mountain Pine Beetle and for the Parks Canada Agency to undertake wildland fire risk mitigation activities in those Rocky Mountain national parks impacted by the pest.

Labour Markets, Health, Safety and Economic Prosperity of Canadians	1,046	2,047	2,205	1,914	1,244	1,266
Enhancements to the Canadian Food Inspection Agency	0	12	29	39	39	39
Funding for the Canadian Food Inspection Agency to enhance the level of service provided to Canadian businesses, and to reinforce the safety of Canada’s food safety system.
Continuation of the Canadian Food Safety Information Network	0	2	2	2	2	2

Funding for the Canadian Food Inspection Agency to facilitate the operation of the Canadian Food Safety Information Network to help federal, provincial and territorial governments better predict and prepare for food safety issues.

Details of Economic and Fiscal Projections	147

Table A2.9

Policy Actions Since the 2019 Economic and Fiscal Update

millions of dollars

	2019– 2020	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025
Northern Adult Basic Education Program	0	5	5	0	0	0

Funding for the Canadian Northern Economic Development Agency to support the Northern Adult Basic Education Program in providing residents of the three territories with basic workplace skills training.

Participant Funding for the Engagement Process on Indigenous Economic Participation in the Trans Mountain Expansion Project	0	11	0	0	0	0
Less: Year-Over-Year Reallocation of Funding	-4	0	0	0	0	0
Funding for the Department of Finance to support the participation of Indigenous groups in the engagement process on Indigenous economic participation in the Trans Mountain Expansion Project.
2020-2022 Immigration Levels Plan	0	51	62	85	88	94

Funding to Immigration, Refugees and Citizenship Canada and the Canada Border Services Agency to support annual increases in permanent resident admissions to Canada, including through regional pilot projects, and to enhance settlement and resettlement services for newcomers.

Assisted Living and Long-Term Care	0	39	0	0	0	0

Funding to Indigenous Services Canada to continue to support First Nations individuals with chronic illness and disabilities to maintain their independence and remain in their homes, close to family and community, through the Assisted Living program.

New Fiscal Relationship: Governance Capacity and Fiscal Reforms	0	47	48	0	0	0

Funding to Indigenous Services Canada to strengthen the governance capacity of First Nations under the Indian Act and to continue the next phase of work in relation to advancing a new fiscal relationship, including co-development activities, governance capacity building, and reimbursement for costs associated with being in default management.

Developing a National Action Plan to address violence against Indigenous women and girls	6	41	23	8	7	7

Funding to Crown-Indigenous Relations and Northern Affairs Canada, Indigenous Services Canada and Public Safety Canada to co-develop a National Action Plan, continue critical programs and services for survivors, families and communities, and support early action to combat violence against Indigenous women, girls and LGBTQ2 people.

Non-Insured Health Benefits	0	256	0	0	0	0

Funding to Indigenous Services Canada to continue to provide a range of medically necessary services not otherwise covered by other plans, such as medication, dental and vision care, medical supplies and equipment, mental health counselling and medical transportation through the Non-Insured Health Benefits program.

Implementing Indigenous Child Welfare Legislation	0	76	101	122	122	122
Funding to Indigenous Services Canada to support the implementation of An Act respecting First Nations, Inuit and Métis children, youth and families.
Recognition of Indigenous Rights Negotiation Funding	0	30	30	0	0	0

Funding to Crown-Indigenous Relations and Northern Affairs Canada to renew Recognition of Indigenous Rights and Self-Determination negotiation resource funding, including resources to support both Indigenous groups’ and departmental participation in discussions.

148	Annex 2

Table A2.9

Policy Actions Since the 2019 Economic and Fiscal Update

millions of dollars

	2019– 2020	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025
Supporting Immigration and Refugee Legal Aid	0	27	0	0	0	0
Funding to Justice Canada to support the need for immigration and refugee legal aid services, which are delivered in partnership with provinces.
Renewing the Biology Casework Analysis Contribution Program	0	7	7	7	7	7

Funding to Public Safety Canada for the renewal of the Biology Casework Analysis Contribution Program to support Quebec’s and Ontario’s forensic laboratories in conducting DNA analysis and uploading crime scene profiles to the National DNA Data Bank.

Support for Policing in the Nation’s Capital	0	3	3	3	3	3

Funding to Public Safety Canada to renew the Nation’s Capital Extraordinary Policing Costs Program, which reimburses Ottawa for policing costs specific to the national capital, over and above the regular policing services required of a similar-sized city.

Supporting Timely and Effective Decisions at the Parole Board of Canada	0	4	4	0	0	0
Funding to the Parole Board of Canada to support timely and effective conditional release decisions in light of growing workload requirements.
Supporting the Integrity of Canada’s Correctional System	0	149	170	185	185	185
Funding to the Correctional Service of Canada to stabilize core operations of its mandate, and support a safe and healthy work environment for correctional personnel and inmates.
Supporting Essential Goods and Services within Federal Correctional Institutions	0	9	9	9	9	9

Funding adjustments for the Correctional Service of Canada to reflect non-discretionary cost increases for goods and services it uses, including electricity, water, food, prescription drugs, and contracted medical services for inmates.

Supporting Fair Labour Relations and Accountability within the RCMP	0	3	6	6	6	6

Funding is to provide the RCMP External Review Committee with increased resources to help deliver on its mandate in a timely and effective manner, improve accountability within the RCMP, and contribute to the integrity of the RCMP’s recourse system.

Supporting and Enhancing the Royal Canadian Mounted Police	0	38	66	90	89	181

Funding to the Royal Canadian Mounted Police (RCMP) to ensure it can respond to new challenges and growing demands. Funding will also support the creation of the RCMP Independent Centre for the Resolution of Harassment to help strengthen accountability, and improve the harassment resolution process.

Supporting Canada’s Border Operations	0	0	115	115	115	115
Funding to the Canada Border Services Agency to support effective border management and enforcement.
Strengthening Canada’s Anti-Racism Strategy and Multiculturalism Programming	0	2	0	0	0	0

Funding for Canadian Heritage to continue to develop and deliver programs that support the cultural and racial diversity of Canadian society as well as support projects that seek to combat racism and religious discrimination, such as Canada’s Anti-Racism Strategy.

Details of Economic and Fiscal Projections	149

Table A2.9

Policy Actions Since the 2019 Economic and Fiscal Update

millions of dollars

	2019– 2020	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025
Promoting Canada’s Official Languages	0	1	3	1	0	0

Funding to Canadian Heritage to address the current gaps in data on official language minority communities by supporting Statistics Canada in conducting a survey of these communities following the 2021 Census. The results of this survey will help to identify the needs of these communities; assess the impact of existing government measures; and implement effective programs supporting their vitality in the future.

Preventing Drug Shortages	1	2	3	3	2	2
Less: Funds Sourced From Existing Departmental Resources	-1	-1	-1	-1	0	0

Funding for Health Canada to help manage and monitor drug shortages and ensure that Canadians have access to the medicines that they need. Health Canada is also allocating existing funding to support these efforts.

Continuing to Support Workers in Seasonal Industries	0	13	94	39	0	0
Less: Projected Revenues	0	-6	-19	-19	-20	-21

Funding for Employment and Social Development Canada to extend the Employment Insurance (EI) pilot project, providing up to 5 additional weeks of EI regular benefits to eligible seasonal workers in 13 targeted regions until October 30, 2021. Costs will be charged to the EI Operating Account and offset by higher EI premium revenues over time.

Enhancing Information Technology Systems to Support Immigration Programming	0	13	29	25	3	3

Funding for Immigration, Refugees and Citizenship Canada to stabilize and standardize their current information technology system, and build the foundation for a new digital platform. This will support a world-class immigration system through enhanced client service, operational efficiency and program integrity.

Enhancing Canada’s Asylum System	0	0	325	325	111	19

Funding for Immigration, Refugees and Citizenship Canada, the Immigration and Refugee Board, the Canada Boarder Services Agency, the Canadian Security Intelligence Service and the Courts Administration Service to support continued processing of 50,000 asylum claims per year until the end of March 2023, and facilitate the removal of failed asylum claimants in a timely manner.

Providing Health Care to Refugees and Asylum Seekers	0	94	328	411	0	0

Funding for Immigration, Refugees and Citizenship Canada to provide increased funding for the Interim Federal Health Program. This will provide limited, temporary coverage of healthcare benefits to refugees and asylum seekers who are not yet eligible for provincial or territorial health insurance coverage.

Reducing the Veteran Disability Benefit Backlog	0	96	96	0	0	0

Funding for Veterans Affairs Canada to extend case management and disability adjudication resources provided in Budget 2018 to keep pace with incoming applications, innovate adjudication processes, and hire new teams dedicated to reducing the backlog.

Non-Discretionary Cost Increases for Royal Canadian Mounted Police Contract Policing	22	0	0	0	0	0
Funding adjustments for the Royal Canadian Mounted Police to reflect non-discretionary cost increases for contract policing.

150	Annex 2

Table A2.9

Policy Actions Since the 2019 Economic and Fiscal Update

millions of dollars

	2019– 2020	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025
Continued support for the Canada Summer Jobs Program	0	155	0	0	0	0
Funding for Employment and Social Development Canada to deliver 70,000 job placements for youth ages 15-30 in summer 2020-21.
Maintaining Services for Indigenous Peoples	1,022	767	487	505	523	541

Funding for Indigenous Services Canada to maintain core services and respond to increasing demand in areas such as the First Nations Child and Family Services Program, Jordan’s Principle, and the Emergency Management Assistance Program.

Improving Employment Insurance Service Delivery	0	116	223	0	0	0
Less: Projected Revenues	0	-15	-44	-45	-46	-48

Funding for Employment and Social Development Canada to stabilize Employment Insurance (EI) service delivery to ensure timely and accurate EI benefit payments to Canadians, and support the EI call centre network. Costs will be charged to the EI Operating Account and offset by higher EI premium revenues over time.

Trade, International Relations and Security	18	140	57	57	75	68
Supporting Mexico’s Labour Reform and Implementation of the Canada-United States-Mexico Agreement	0	7	7	7	7	0
Funding to Employment and Social Development Canada in support of providing technical expertise to Mexico for the implementation of the Labour Chapter of the Canada-United States-Mexico Agreement.
Support for Canadians in relation to downed Ukraine International Airlines flight PS752 and early repatriation efforts related to COVID-19	0	9	0	0	0	0

Funding for Global Affairs Canada for costs incurred to provide financial support to families of the Canadian victims of downed Ukraine International Airlines flight PS752, and to evacuate Canadians from China and Japan in February 2020, due to the COVID-19 pandemic.

Implementation of Canada-Colombia FTA Rules of Origin Amendments	0	1	1	1	1	1

Implements amendments to the rules of origin provisions of the Canada-Colombia Free Trade Agreement. These amendments extend duty-free treatment, on a reciprocal basis, to certain textile products and apparel, and will result in lower customs duties to be paid by Canadian importers of these goods.

Canadian Contribution to the International Development Association	0	477	423	425	0	0
Less: Funds Previously Provisioned in the International Assistance Envelope	0	-442	-442	-442	0	0

Funding to the Department of Finance to provide Canada’s contribution, in the form of a grant and a 25-year concessional loan, to the nineteenth replenishment of the International Development Assistance, the concessional window of the World Bank Group that provides loans and grants to the world’s 76 poorest countries.

Canadian Contribution to the African Development Fund	0	118	118	118	10	10

Details of Economic and Fiscal Projections	151

Table A2.9

Policy Actions Since the 2019 Economic and Fiscal Update

millions of dollars

	2019– 2020	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025
Less: Funds Previously Provisioned in the International Assistance Envelope	0	-109	-109	-109	0	0

Funding to Global Affairs Canada to provide Canada’s contribution to the fifteenth replenishment of the African Development Fund (ADF), the funding window of the African Development Bank that provides financial support, either in the form of grants or loans at highly concessional terms, to Africa’s 38 poorest countries.

Global Affairs Canada Quasi-Statutory Adjustments	18	36	15	15	15	15

Funding for Global Affairs Canada for non-discretionary cost increases affecting Canada’s missions abroad, such as changes in exchange rates and inflation. This will allow the government to maintain its high standards for the delivery of its global operations.

Canadian Purchase of African Development Bank Shares	0	42	42	42	42	42

Funding to Global Affairs Canada to purchase Canada’s African Development Bank (AfDB) shares as part of the bank’s seventh general capital increase. This capital increase will provide the Bank with the capital and human resources necessary to better respond to the needs of its borrowing members as their economies grow.

Tax and Financial Sector Policy	0	27	29	27	27	26
Housing Finance	0	2	1	1	1	1
Less: Funds Previously Provisioned in the Fiscal Framework	0	-1	0	0	0	0
Funding provided for the Department of Finance to maintain integrity of its housing finance operations to support housing market analysis, policy and contingency planning.
Fighting Financial Crime	0	8	12	9	8	11

Funding provided to FINTRAC, Canada’s financial intelligence unit and anti-money laundering and anti-terrorist financing regulator, for measures to support its mandate assisting in the detection, prevention and deterrence of money laundering and the financing of terrorist activities, and to improve risk targeting.

Developing Options for a Secure Financial Data Framework: Responding to Initial Findings from the Review into the Merits of Open Banking	0	2	1	1	1	1

Funding provided to the Department of Finance to advance the second phase of work of the government’s Review into the Merits of Open Banking. The Minister of Finance’s Advisory Committee on Open Banking will work with stakeholders to provide the government options for enhancing data protection for consumer-driven data sharing in the financial sector.

Enhancing International Anti-Money Laundering Contributions	0	0	0	1	1	0
Funding, provided to the Department of Finance, to better support international and regional organizations working to advance measures to combat serious crimes.
FINTRAC Relocation	0	18	85	53	20	12
Less: Funds Sourced From Existing Departmental Resources	0	-7	-73	-42	-8	-3

Funding provided for FINTRAC to support the relocation of its National Capital Region headquarters in Ottawa. Funding will be offset in part by existing departmental resources from FINTRAC and Public Services and Procurement Canada.

152	Annex 2

Table A2.9

Policy Actions Since the 2019 Economic and Fiscal Update

millions of dollars

	2019– 2020	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025
Supporting Money Laundering and Terrorist Financing Investigations	0	2	3	3	4	4

Funding provided to Public Services and Procurement Canada to establish a team of dedicated forensic accountants to support federal, provincial and municipal law enforcement in money laundering and terrorist financing investigations.

Modernizing the Cross-Border Currency Reporting Framework	0	2	1	1	1	1

Funding provided to the Canada Border Services Agency and FINTRAC to modernize the cross-border currency and monetary instruments reporting framework to improve the collection of information used for intelligence and analytical purposes.

Federal Engagement in Cullen Commission of Inquiry into Money Laundering in British Columbia	0	2	0	0	0	0

Funding provided for the Department of Justice to support the Government of Canada’s full, effective and timely participation in the Cullen Commission of Inquiry into Money Laundering in British Columbia.

(Net) Fiscal Impact of Non-Announced Measures	269	4,356	-283	-462	330	255

The net fiscal impact of measures that are not announced is presented at the aggregate level, and would include provisions for anticipated Cabinet decisions not yet made and funding decisions related to national security, commercial sensitivity, contract negotiations and litigation issues.

Net Fiscal Impact – Total Policy Actions Taken Since 2019 Economic and Fiscal Update	1,332	9,006	3,272	2,845	2,497	2,466
Note:	Totals may not add due to rounding.

Details of Economic and Fiscal Projections	153

Annex 3

DEBT MANAGEMENT STRATEGY FOR 2020–21

Canada’s Debt in Context

The Government of Canada has increased its borrowing in order to make the necessary temporary investments to stabilize the Canadian economy amidst the extraordinary circumstances of the COVID-19 pandemic. The current environment provides a unique opportunity for the government to issue an unprecedented level of long-term bonds at historically low interest rates. This will ensure Canada’s debt remains affordable and is less vulnerable to increases in interest rates for future generations. Despite an increased deficit for 2020–21, public debt charges are expected to decline, and the country is retaining its low-debt advantage (Chart A3.1). As noted in Annex 2, Canada’s public debt charges are expected to be more than $4 billion lower this year compared to the forecast in the 2019 Economic and Fiscal Update.

Debt Management Strategy for 2020–21	155

In addition, Canada has a diversified investor base that promotes more certainty of access to funding markets over time, contributes to lower and less volatile yields for government securities, and provides flexibility to meet changing financial requirements. Canadian investors, such as insurance companies, pension funds and financial institutions, hold more than two-thirds of outstanding Government of Canada securities, which helps provide a buffer against potential fluctuations in foreign demand. In addition, Canada has a balanced portfolio of debt instruments with a wide range of maturities. This helps meet the needs of many different types of investors and provides the government more funding options.

In pursuing a historic level of issuance in long-term bonds, the government will consult over the coming months with market participants to assess the market’s capacity for long-term debt. Reflecting feedback from our primary dealers and other market participants, the government will make adjustments as warranted to maintain stability in Canada’s fixed-income markets in these evolving circumstances, taking into account the requirements of other issuers, such as provinces, municipalities and corporations.

The 2020–21 Debt Management Strategy sets out the Government of Canada’s objectives, strategy and borrowing plans for its domestic debt program and the management of its official international reserves. Borrowing activities support the ongoing refinancing of government debt coming to maturity, the execution of planned spending measures and the financial operations of the government. The 2020–21 Debt Management Strategy reflects fiscal projections in the 2020 Economic and Fiscal Snapshot.

The Financial Administration Act (FAA) requires that the Minister of Finance table a report on the anticipated borrowing to be undertaken in the fiscal year ahead, including the purposes for which the money will be borrowed and the management of the public debt generally, in each House of Parliament, no later than 30 sitting days after the beginning of the fiscal year. The 2020–21 Debt Management Strategy fulfills this requirement.

156	Annex 3

Objectives

The fundamental objectives of debt management are to raise stable and low-cost funding to meet the financial requirements of the Government of Canada and to maintain a well-functioning market for Government of Canada securities.

Achieving stable and low-cost funding involves striking a balance between the cost and risk associated with the debt structure as funding needs and market conditions vary. Having access to a well-functioning government securities market contributes to lower costs and less volatile pricing for the government, ensuring that funds can be raised efficiently and flexibly over time to meet the government’s financial requirements. Moreover, to support a liquid and well-functioning market for Government of Canada securities, the government strives to promote transparency and consistency.

With this Debt Management Strategy, the government intends to issue a historic level of long-term bonds to manage the significant increase in debt resulting from the response to COVID-19. In light of the unique situation posed by the COVID-19 crisis, the government will continue to review the Debt Management Strategy for opportunities to borrow at longer maturities and lock in historically low interest rates, as well as enhance the predictability of debt servicing costs. Future decisions will be guided by the need to maintain liquid and well-functioning markets for Government of Canada securities, taking into consideration the requirements of other market participants such as the borrowing needs of provincial governments. More information on the government’s long-term approach will be shared in the fall.

Outlook for Government of Canada Debt

To address the current economic challenges, the Government of Canada has taken immediate action to help Canadians facing hardship as a result of the COVID-19 outbreak. As such, this temporary increase in new borrowing will be undertaken in 2020–21 to finance the government’s COVID-19 Economic Response Plan. The government is well-positioned to support Canadians and the Canadian economy to meet funding challenges in response to the COVID-19 pandemic. Entering into the crisis, Canada had the lowest net debt-to-GDP (gross domestic product) ratio among the Group of Seven (G7) countries, reflecting significant holdings of financial assets. Due to COVID-19 related spending, the federal debt-to-GDP ratio is expected to rise from 31 per cent in 2019–20 to 49 per cent in 2020–21. Even with this adjustment, Canada is expected to maintain its low-debt advantage.

In addition, given higher borrowing requirements, the government is taking a prudent approach by issuing an unprecedented level of long-term bonds in order to lock in funding at historically low interest rates. This will ensure Canada’s debt remains affordable and sustainable for future generations and will help retain our low-debt advantage.

Canada remains among the top rated countries in the G7 and continues to hold a AAA rating, with a stable outlook, from all major credit rating agencies except Fitch. Rating agencies indicate that Canada’s strong credit ratings are supported by its economic and institutional strengths, well-capitalized and developed financial markets, and monetary and fiscal buffers, which underpin its resilience to economic shocks such as COVID-19. They also note that the country’s effective, stable and predictable policy-making contributes to steady demand from long-term investors.

Debt Management Strategy for 2020–21	157

Highlights of the Government of Canada’s Debt Management Strategy 2020–21

•

The Government of Canada’s debt program will increase in 2020–21 in order to finance the forecasted financial requirement of $469 billion. Borrowings will increase so that the government can make the necessary investments to stabilize the Canadian economy.

•

The government is taking a prudent approach to financing the deficit by significantly increasing long-term bonds to lock in funding at historically low interest rates. This will ensure Canada’s debt remains affordable and sustainable for future generations and less vulnerable to increases in interest rates.

•

Given a historic level of issuance overall and particularly in long-term bonds, the government will consult with market participants and experts to assess and review the market’s capacity for long-term debt. Adjustments to the debt strategy may be made as warranted to maintain stability in Canada’s fixed-income markets in these evolving circumstances, taking into account the requirements of other issuers, such as provinces, municipalities and corporations.

•	The aggregate principal amount to be borrowed in 2020–21 is $713 billion, which is $437 billion higher than the issuance for 2019–20.

•

The extraordinary borrowing authority under the Financial Administration Act enabled necessary financing to implement the COVID-19 Economic Response Plan in a timely manner. These COVID-19 extraordinary borrowings are the largest contributor to the rise in the government’s market debt from $765 billion as of March 2020 to an expected $1.2 trillion by March 2021.

•

A significant proportion of extraordinary borrowings to date in 2020-21 has consisted of short-term instruments, mainly treasury bills, given the ability to issue these instruments in volume quickly to raise needed funding.

•	The government has been conducting treasury bill auctions on a weekly basis, and plans to continue to do so for the remainder of the fiscal year.

•	By the end of the fiscal year, the treasury bill stock is expected to be $294 billion, about $142 billion higher than the level at the end of 2019–20.

•

The government has also been increasing bond issuances steadily to help manage rollover risk, reduce pressure on the treasury bill sector, and ultimately rebuild contingency capacity in the event that significant funding is needed again in short order.

•

Reflecting this, the bond program for 2020–21 has increased across all terms, and up to an unprecedented combined amount of $106 billion in the 10-year and 30-year sectors alone (i.e. roughly five and seven times more than previous years’ issuances, respectively).

•

Annual gross bond issuance is planned to be about $409 billion in 2020–21, as compared to $124 billion issued in 2019–20. This represents $285 billion more bonds this year and is much larger than the planned increase of $142 billion in treasury bills (see Table A3.4).

•

To support higher bond issuance and help smooth the cash flow profile of upcoming maturities, three new maturity dates will be introduced, two new maturity dates by promoting 3-year bonds to their own maturity dates and one new maturity date in the 10-year sector. These changes will improve bond issuance capacity and help extend the average maturity of the debt at low interest rates.

•

Given extraordinary borrowing requirements, the government has made temporary adjustments to standard terms and conditions governing government securities auctions to promote participation at auctions.

•

The Bank of Canada has also launched a number of measures and facilities to support well-functioning markets, including increasing the amount of Government of Canada securities it purchases at treasury bill auctions and introducing a secondary market bond purchase program. Reflecting the Bank of Canada’s secondary market purchases, the government does not plan to conduct bond buyback operations in 2020–21.

158	Annex 3

Debt Structure Planning

In developing its debt strategy, the government seeks to strike a balance between keeping funding costs low, mitigating rollover risk and supporting well-functioning markets. With this Debt Management Strategy, the government also intends to issue a historic level of long-term bonds to manage the significant increase in debt resulting from the response to COVID-19.

Analytical Framework

The government sets its debt issuance plan using a balanced portfolio of instruments with different maturities with the goal of meeting its objectives over a medium-term horizon under a wide range of economic and interest rate scenarios and projections. In selecting maturities, the benefits of reducing rollover risk are assessed against the marginal costs of issuing more long-term bonds, as yields are typically higher at longer terms. In an upward sloping yield curve environment, as the maturity of debt issuance is extended relative to the 3-month treasury bill, the marginal cost of debt increases while the marginal reduction in rollover risk declines, particularly beyond the 5-year sector (Chart A3.4).

Prior Market Consultations

Market participants and experts are also consulted as part of the process of developing the debt management strategy. In light of the evolving environment and risks given the COVID-19 pandemic, the government will continue to consult market participants and experts regularly as it pursues this historic increase in long-term bonds and will make appropriate adjustments to its debt management strategy, if warranted, to maintain well-functioning markets for the benefit of all Canadians.

During the October 2019 consultations, the majority of market participants and experts commented that the market for Government of Canada securities were generally well-functioning and that there remains a strong demand for Canadian debt. A summary of the October 2019 consultations can be found at the following link: https://www.bankofcanada.ca/wp-content/uploads/2020/03/consultations-summary-dms-2020-21.pdf .

Debt Management Strategy for 2020–21	159

Borrowing Authority

The authority to manage public debt flows from the Borrowing Authority Act (BAA) and Part IV of the FAA, which together allow the Minister of Finance to borrow money up to a maximum amount as approved by Parliament, subject to certain exceptions including borrowing in extraordinary circumstances. Parliament granted its approval of a maximum stock of outstanding government and agent Crown corporation market debt of $1,168 billion via the BAA, which came into force on November 23, 2017. Under section 8 of the BAA, the Minister must table a report in Parliament on the government’s and agent Crown corporations’ borrowings, including the Minister’s assessment of whether the maximum amount should be increased or decreased, by November 23, 2020 (i.e. every three fiscal years).

On March 25, 2020, Bill C-13, the COVID-19 Emergency Response Act, received Royal Assent, enabling the rapid implementation and administration of measures to protect Canadians’ health and safety and stabilize the Canadian economy. The COVID-19 Emergency Response Act enacted section 47 of the FAA. Under the authority of section 47 of the FAA, the Minister of Finance financed the financial requirements resulting from the extraordinary circumstances of the COVID-19 outbreak. The FAA requires the Minister to table a report in Parliament within the first 30 sitting days of each respective House following the first day of such borrowings.

Planned Borrowing Activities for 2020–21

The projected sources and uses of borrowings for 2020–21 are presented in Table A3.1. Actual sources and uses of borrowings compared with the projections will be reported in the Debt Management Report for 2020–21, and detailed accounting information on the government’s interest-bearing debt will be provided in the Public Accounts of Canada 2021.

Sources of Borrowings

The aggregate principal amount of money to be borrowed by the government in 2020–21 is projected to be $713 billion. The size of the program reflects significant additional financial requirements as a result of government initiatives to respond to the COVID-19 pandemic. All borrowings will be sourced from domestic and foreign wholesale markets (Table A3.1).

Uses of Borrowings

The government’s borrowing needs are driven by the refinancing of debt and projected financial requirements, which are principally related to COVID-19.

In 2020–21, the refinancing of debt is projected to be $245 billion, and the financial requirement is expected to be $469 billion. The government’s cash balances are not expected to change as new borrowings are expected to meet all financing requirements.

Financial requirement projections include measures under the COVID-19 Economic Response Plan (the Plan). The Plan includes more than $211 billion in direct support measures to Canadian workers and businesses and an additional $85 billion in tax and customs duty payment deferrals to meet liquidity needs of businesses and households to help stabilize the economy. Chapter 2 of this report (2020 Economic and Fiscal Snapshot) provides more information on the Plan.

Actual borrowings for the year may differ due to uncertainty associated with economic and fiscal projections, the timing of cash transactions, and other factors such as changes in foreign reserve needs and Crown corporation borrowings. To adjust for unexpected changes in financial requirements, debt issuance can be altered during the year, typically through changes in the issuance of treasury bills.

160	Annex 3

Table A3.1

Planned/Actual Sources and Uses of Borrowings for Fiscal Year 2020–21

billions of dollars

Sources of borrowings
Payable in Canadian currency
Treasury bills[1]		294
Bonds		409

Total payable in Canadian currency		703
Payable in foreign currencies		10

Total sources of borrowings		713
Uses of borrowings
Refinancing needs
Payable in Canadian currency
Treasury bills		152
Bonds		92

Of which:
Bonds that mature	92
Switch bond buybacks	—
Cash management bond buybacks	—

Retail debt		0

Total payable in Canadian currency		244
Payable in foreign currencies		1

Total refinancing needs		245
Financial requirements
Budgetary balance		343
Non-budgetary transactions
Pension and other accounts		-15
Non-financial assets		5
Loans, investments and advances		139

Of which:
Loans to enterprise Crown corporations	48
Insured Mortgage Purchase Program	51
Other	41

Other transactions[2]		-4
Total non-budgetary transactions		126

Total financial requirements		469
Total Uses of borrowings		713
Change in other unmatured debt transactions[3]		0
Net increase or decrease (-) in cash		0

Sources: Department of Finance calculations

Notes: Numbers may not add due to rounding. In the uses of borrowings section, a negative sign denotes a financial source.

1

Treasury bills are rolled over, or refinanced, a number of times during the year. This results in a larger number of new issues per year than the stock of outstanding at the end of the fiscal year, which is presented in the table.

2

Other transactions primarily comprise the conversion of accrual transactions to cash inflows and outflows for taxes and other accounts receivable, provincial and territorial tax collection agreements, amounts payable to taxpayers and other liabilities, and foreign exchange accounts.

3	Includes cross-currency swap revaluation, unamortized discounts on debt issues, obligations related to capital leases and other unmatured debt, where this refers to in the table.

Debt Management Strategy for 2020–21	161

2020–21 Borrowing Program

Given higher financial requirements related to COVID-19, the government is increasing its debt issuance in all core sectors, including an unprecedented amount in long-term bonds. The aggregate principal amount to be borrowed in 2020–21 is $713 billion, which is $437 billion higher than the issuance for 2019–20, and the total stock of market debt is projected to reach $1,236 billion by the end of 2020–21 (Table A3.2). Issuance in the treasury bill sector can be adjusted effectively to address unexpected changes in financial requirements.

Table A3.2

Change in Composition of Market Debt

billions of dollars, end of fiscal year

	2016–17 Actual	2017–18 Actual	2018–19 Actual	2019–20 Actual	2020–21 Projected
Domestic bonds[1]	536	576	569	597	915
Treasury bills	137	111	134	152	294
Foreign debt	18	16	16	16	26
Retail debt	5	3	1	1	1
Total market debt	695	705	721	765	1,236

Sources: Bank of Canada; Department of Finance calculations

Note: numbers may not add due to rounding.

1	Includes additional debt that accrues during the fiscal year as a result of the inflation adjustments to Real Return Bonds.

Treasury Bill Program

Due to higher borrowing requirements, issuance of 3-, 6- and 12-month maturities have been moved to a weekly frequency, with auction sizes projected to be largely in the $10 billion to $35 billion range. The government plans to continue to conduct treasury bill auctions on a weekly basis for the remainder of the fiscal year.

To mitigate debt rollover and respond to market demand for longer dated treasury bills, a higher proportion of treasury bill issuance in 2020–21 will be allocated to the 6- and 12-month maturities relative to 2019–20. By the end of 2020–21, the treasury bill stock is expected to increase to $294 billion, about $142 billion higher than the level at the end of 2019-20.

Cash management bills (i.e., short-dated treasury bills) help manage government cash requirements in an efficient manner. These instruments continue to be used in 2020–21.

Bond Program and Historic Increases in Long-term Issuances

Given the rapid increase in the stock of treasury bills, the bond program for 2020–21 is also significantly increasing across all nominal bond sectors, including an unprecedented level of 10-year and 30-year bonds, to make Canada’s borrowings less vulnerable to increases in interest rates and maintain issuance capacity in the treasury bill sector.

Annual gross bond issuance is planned to be about $409 billion in 2020–21, $285 billion higher than the $124 billion issued for 2019–20 (Table A3.3). The total bond stock is planned to increase by $317 billion to $915 billion. As 2020–21 progresses, almost 70 per cent of financial requirements is projected to be funded with bonds. The government is issuing a combined $106 billion in 10-year and 30-year bonds, compared to $17 billion in 2019–20 (Chart A3.5). Given the historic level of issuance in the 10-year and 30-year sectors, the government will consult regularly with market participants and make appropriate adjustments, if necessary, to maintain well-functioning markets.

162	Annex 3

In pursuing much higher bond issuances, the government is introducing three new maturity dates to increase issuance capacity in the bond program: two by promoting 3-year bonds to their own maturity dates and one new maturity date in the 10-year sector (see section on Maturity Date Cycles).

Canada entered the crisis with by far the lowest federal market debt stock among the G7 (also lowest based on market debt-to-GDP)–less than half that of Germany, which has the second lowest federal market debt among the G7. This results in market conditions that favor treasury bills and shorter-term debt to respond to funding shocks.

A significant proportion of Canada’s extraordinary borrowings to date in 2020–21 have consisted of short-term instruments, mainly treasury bills, given the ability to issue these instruments in volume quickly to raise needed funding. France, the United States, and Japan have followed a similar issuance approach to fund their initial COVID-19 responses (Chart A3.6). With the Debt Management Strategy the government will begin shifting issuances toward long-term bonds in order to take advantage of low interest rates. As this occurs, Canada’s debt structure will be prudently positioned against G7 peers in order to maximize flexibility, predictability and liquidity.

In contrast, Germany and Italy, whose response to the crisis was smaller relative to the size of their outstanding market debt, funded a larger share of their initial crisis debt through medium- and long-term bonds.

Debt Management Strategy for 2020–21	163

Going forward, like most other countries, Canada’s debt management strategy is already increasing bond issuances steadily to help manage rollover risk (Table A3.4), with significantly more 10-year and 30-year bond issuances, to reduce pressure on the treasury bill sector, and ultimately rebuild contingency capacity in the event that significant funding is needed again quickly. To put the government’s focus on long-term bonds into perspective, the share of bond issuances allocated to long maturities (10-years or greater) will nearly double this year, rising from 14 per cent of annual issuance in 2019–20 to 26 per cent in 2020–21.

Table A3.3

Bond Issuance Plan for 2020–21

billions of dollars, end of fiscal year

	2016–17 Actual	2017–18 Actual	2018–19 Actual	2019–20 Estimated	2020–21 Projected
Gross bond issuance[1]	135	138	101	124	409
Bond buybacks on a switch basis	-1	-1	-1	-1	0
Net issuance	134	137	100	123	409
Maturing bonds and adjustments[2]	-103	-97	-107	-99	-92
Change in bond stock	32	40	-7	24	317

Sources: Bank of Canada; Department of Finance calculations

Note: numbers may not add due to rounding.

1	Includes switch buyback issuance and additional debt that accrues during the fiscal year as a result of the inflation adjustments to Real Return Bonds.
2	Includes cash management bond buybacks.

164	Annex 3

Table A3.4

Projected Allocation of Gross Bond Issuance for 2020–21

billions of dollars, end of fiscal year

	2019–20 Previous Year		2020–21 Planned		Change in Issuance
	Issuance ($ Billions)	Share of Issuance	Issuance ($ Billions)	Share of Issuance
Gross Bond Issuance	124		409		229%
Of which
2-year	53	43%	150	37%	183%
3-year	19	15%	65	16%	236%
5-year	33	27%	88	21%	165%
10-year	13	11%	74	18%	465%
30-year	4	3%	32	8%	662%
RRB	1.8	1%	1.4	0%	-22%
Total gross bond issuance	124	100%	409	100%	229%

Table A3.5

Projected Gross Issuance of Bonds and Bills for 2020–21

billions of dollars, end of fiscal year

	2019–20 Previous Year	2020–21 Planned	Increase
Treasury bills	152	294	94%
2-year	53	150	183%
3-year	19	65	236%
5-year	33	88	165%
10-year	13	74	465%
30-year	4	32	662%
RRB	1.8	1.4	-22%
Total bonds	124	409	229%
Total gross issuance	276	713	155%

Maturity Date Cycles and Temporary Benchmark Bond Target Range Sizes

Due to much higher issuance levels in core sectors, particularly in 10-year and 30-year bonds, the benchmark bond target ranges have been increased relative to fiscal year 2019–20 (Table A3.6). The ranges serve as a temporary guide to the potential final size of each benchmark in the context of evolving borrowing requirements in 2020–21.

In pursuing much higher bond issuance and help smooth the cash flow profile of upcoming maturities, in 2020–21 the government will add a new December 1st maturity date in the 10-year sector and two new maturity dates in the 3-year bond sector, April 1st and October 1st, by promoting the 3-year bond sector to its own maturity dates (previously fungible with 5-year bonds).

Debt Management Strategy for 2020–21	165

The first opening of the new 10-year December 1st 2030 bond and of the 3-year April 1st 2024 bond are expected to take place in the third quarter of fiscal year 2020–21. The government plans to continue issuing the 10-year June 1st 2030 bond and the 3-year Sept 1st 2023 bond in the second quarter. The 3-year October 1st 2024 bond will be opened in early 2021–22. These changes will improve issuance capacity in the bond program and help to extend the average maturity of the debt at low interest rates.

Table A3.6

Maturity Date Patterns and Benchmark Size Ranges for 2020–21

billions of dollars

	June	Aug.	Sept.		Nov.	Dec.	Feb.	Mar.	Apr.	May
2-year		20-35			35-50		35-50			35-50
3-year			40-50	[2]					30-50
5-year			45-55					35-50
10-year	30-50					30-50
30-year[3]						25-45
Real Return Bonds[3,4]						9-15

Source: Department of Finance calculations

Note: These amounts do not include coupon payments.

1	Actual annual issuance may differ.
2

Issuance in the 3-year sector will be fungible with an old 5-year benchmark bonds. The September benchmark size range for the 3-year sector presented here is in addition to fungible outstanding previous 5-year benchmark bonds.

3	The 30-year nominal bond and Real Return Bond do not mature each year or in the same year as each other.
4	Benchmark size range includes estimate for inflation adjustment, while planned annual issuance does not.

Bond Auction Schedule

In 2020–21, there will be quarterly auctions of 2-, 3-, 5-, 10 and 30-year bonds. Some of these bonds may be issued multiple times per quarter. The number of planned auctions and the number of planned auctions per benchmark bond in 2020-21 for each sector is shown in Table A3.7. The actual number of auctions that occur may be different from the planned number of auctions due to unexpected changes in borrowing requirements.

The government led a specific market consultation on Real Return Bonds. A large portion of market participants reported that the demand for the Real Return Bonds has declined and that the liquidity in the sector is poor and worsening. Reflecting comments received during these consultations, the planned annual issuance will be $400 million less than in 2019–20, but the number of planned Real Return Bond auctions will increase from three to four auctions in 2020–21 as per market participants’ preference. A summary of the Real Return Bonds Consultations is available at the following link: https://www.bankofcanada.ca/wp-content/uploads/2020/03/governement-canada-rrb-consultations-summary.pdf.

Table A3.7

Number of Planned Bond Auctions for 2020–21

Sector	Planned Number of Auctions	Planned Auctions Per Benchmark
2-year	20-28	4-8
3-year	10-20	5-10
5-year	10-20	5-10
10-year	10-20	5-10
30-year	8-12	N/A	[1]
Real Return Bond	4	N/A	[1]

Source: Department of Finance

1	As 30-year and RRB benchmarks are built over multiple years, the number of planned auctions per benchmark may vary.

166	Annex 3

The dates of each auction will continue to be announced through the Quarterly Bond Schedule, which is published on the Bank of Canada’s website prior to the start of each quarter (www.bankofcanada.ca/stats/cars/results/bd_auction_schedule.html).

Bond Buyback Programs

In light of the Bank of Canada’s purchases of Government of Canada bonds in the secondary market, regular and cash management bond buyback operations are not planned for 2020–21.

Promoting Well-Functioning Markets

Given extraordinary borrowing requirements in 2020–21, the government has put in place temporary measures to promote participation at government securities auctions. These include temporarily increasing bidding limits for primary dealers, which was set to 25 per cent of auction size, to a maximum of 40 per cent. The aggregate bidding limit (limit on behalf of dealers and customers) has also increased from 40 per cent to 50 per cent. In addition, the government has lowered obligations for dealers by temporarily widening the range of yields at which they are required to bid to meet their minimum obligations.

The Bank of Canada has also launched a number of measures and facilities to promote the efficient and continuous functioning of funding markets, including increasing the amount of Government of Canada securities it purchases at treasury bill auctions and introducing a secondary market bond purchase program. The Bank of Canada has also expanded its term repo operations to support liquidity in the financial markets. These measures have helped the government borrow at or near record low interest rates.

Management of Canada’s Official International Reserves

The Exchange Fund Account (EFA), which is held in the name of the Minister of Finance, represents the largest component of Canada’s official international reserves. It is a portfolio of Canada’s liquid foreign exchange reserves and special drawing rights (SDRs)3 used to aid in the control and protection of the external value of the Canadian dollar and provide a source of liquidity to the government. In addition to the EFA, Canada’s official international reserves include Canada’s reserve position held at the IMF.

The government borrows to invest in liquid reserves, which are maintained at a level at or above 3 per cent of nominal GDP. Net funding requirements for 2020–21 are estimated to be around US$9 billion, but may vary as a result of movements in foreign interest rates and exchange rates.

Foreign debt is used exclusively to provide funding for Canada’s Official International Reserves. The rise in foreign funding anticipated in fiscal year 2020–21 is due to the likelihood that Canada’s IMF commitments will rise and to replace the use of LIBOR-based cross-currency swap funding.

The mix of funding sources used to finance the liquid reserves in 2020–21 will depend on a number of considerations, including relative cost, market conditions and the objective of maintaining a prudent foreign-currency-denominated debt maturity structure. Potential funding sources include a short-term US-dollar paper program (Canada bills), medium-term notes, cross-currency swaps involving the exchange of Canadian dollars for foreign currency to acquire liquid reserves, and the issuance of global bonds.

3	SDRs are international reserve assets created by the IMF whose value is based on a basket of international currencies.

Debt Management Strategy for 2020–21	167

Further information on foreign currency funding and the foreign reserve assets is available in the Report on the Management of Canada’s Official International Reserves (https://www.canada.ca/en/department-finance/services/publications/official-international-reserves.html) and in The Fiscal Monitor (https://www.canada.ca/en/department-finance/services/publications/fiscal-monitor.html).

Cash Management

The core objective of cash management is to ensure that the government has sufficient cash available at all times to meet its operating requirements.

Cash consists of moneys on deposit with the Bank of Canada, chartered banks and other financial institutions. Cash with the Bank of Canada includes operational balances and balances held for prudential liquidity. Periodic updates on the liquidity position are available in The Fiscal Monitor (https://www.canada.ca/en/department-finance/services/publications/fiscal-monitor.html).

Prudential Liquidity

The government holds liquid financial assets in the form of domestic cash deposits and foreign exchange reserves to safeguard its ability to meet payment obligations in situations where normal access to funding markets may be disrupted or delayed. The government’s overall liquidity levels cover at least one month of net projected cash flows, including coupon payments and debt refinancing needs.

Owing to the government’s ample fiscal capacity and continued access to funding markets, the government did not need to access liquidity from its Prudential Liquidity Plan.

168	Annex 3